YUKOS
YUKOS OIL COMPANY

03 NOV -3 7:21

82-4209

03037115

File No. 141416

October 28, 2003

OAO Oil Co Yukos

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

SUPPL

United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

Attn: Special Counsel/Office of International Corporate Finance

Ladies and Gentlemen:

This submission is being made by YUKOS Oil Company ("Company"), an open joint stock company created and existing in accordance with the laws of the Russian Federation, as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto, as Annexes, are: (1) brief descriptions of material events affecting the Company's business; (2) minutes of voting at Annual and Extraordinary General Meetings of Shareholders; (3) minutes of voting at a Board of Directors meeting; (4) English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site; (5) U.S. GAAP Consolidated Financial Statements for 2002; (6) U.S. GAAP Consolidated Financial Statements for the first quarter of 2003; (7) U.S. GAAP Consolidated Financial Statements for the second quarter and the first six months of 2003; and (8) a list of affiliated entities as of June 30, 2003. The Company must file Annexes 1, 2 and 3 with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

31a, Doubininskaya st., Moscow, 115054, Russia
Phone: (7-095) 232-3161, fax: (7-095) 232-3160

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on adoption of a decision on the date as of which a list of owners of registered securities for participation in an extraordinary general meeting of shareholders shall be drawn up: message of May 6, 2003 establishing May 6, 2003 as the date as of which the list of owners of registered securities shall be drawn up; message serial number in accordance with the FCSM classification - 1500198A06152003.

2. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 07, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "FTT Service" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A07052003.

3. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 07, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Livny-Terminal" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A07052003.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 07, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Prioksky-Terminal" from 24.1% to 33.76%; message serial number in accordance with FCSM classification - 0400198A07052003.

5. Data on reorganization of subsidiaries: message of May 7, 2003 on the takeover on May 7, 2003 of the Closed Joint Stock Company "Livny-Terminal" by the Closed Joint Stock Company "Prioksky-Terminal" by means of the conversion of "Livny-Terminal" shares into "Prioksky-Terminal" shares; message serial number in accordance with FCSM classification - 1000198A07052003.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 15, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Oskol-Terminal M" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A15052003.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 15, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Belgorod-Terminal" from 26.81% to 41.11%; message serial number in accordance with

FCSM classification - 0400198A15052003.

8. Data on reorganization of subsidiaries: message of May 15, 2003 on the takeover on May 15, 2003 of the Closed Joint Stock Company "Oskol-Terminal M" by the Closed Joint Stock Company "Belgorod-Terminal" by means of the conversion of "Oskol-Terminal M" shares into "Belgorod-Terminal" shares; message serial number in accordance with FCSM classification - 1000198A15052003.

9. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 20, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Anna-Terminal M" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A20052003.

10. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 26, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Kryazh-Terminal" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A26052003.

11. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 26, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Togliatti-Terminal M" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A26052003.

12. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 26, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Samara-Terminal" from 62.32% to 78.2%; message serial number in accordance with FCSM classification - 0400198A26052003.

13. Data on reorganization of subsidiaries: message of May 26, 2003 on the takeover on May 26, 2003 of the Limited Liability Companies "Togliatti-Terminal M" and "Kryazh-Terminal" by the Limited Liability Company "Prioksky-Terminal" by means of the exchange of equity stakes in "Togliatti-Terminal M" and "Kryazh-Terminal" for equity stakes in "Prioksky-Terminal"; message serial number in accordance with FCSM classification - 1000198A26052003.

14. Data on changes in the list of legal persons in which the Company owns a share of participation: message of May 29, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Liski-Terminal" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A29052003.

15. Data on reorganization of subsidiaries: message of May 29, 2003 on the takeover on May 29, 2003 of the Closed Joint Stock Companies "Liski-Terminal M" and "Anna-Terminal M" by the Closed Joint Stock Company "Voronezh-Terminal" by means of the

conversion of "Togliatti-Terminal M" and "Kryazh-Terminal" shares into "Prioksky-Terminal" shares; message serial number in accordance with FCSM classification - 1000198A29052003.

16. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 03, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Voronezh-Terminal" from 62.21% to 72.72%; message serial number in accordance with FCSM classification - 0400198A03062003.

17. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 11, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "Energoservices company" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A11062003.

18. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 18, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Tambov-Terminal" from 65.88% to 73.65%; message serial number in accordance with FCSM classification - 0400198A18062003.

19. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 18, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Tsna-Terminal M" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A18062003.

20. Data on changes in the Yukos Board of Directors: upon the decision of the General Meeting of Shareholders of June 18, 2003, the following persons have been elected to the Board of Directors of the Open Joint Stock Company "NK YUKOS" as of June 18, 2003:

1. Mikhail Borisovich Khodorkovsky – does not own a share in the authorized capital of the issuer
2. Raj Kumar Gupta - does not own a share in the authorized capital of the issuer
3. Yuri Petrovich Pokholkov - share in the authorized capital of the issuer: 0.00001%
4. Jacques Kosciusko-Morizet - does not own a share in the authorized capital of the issuer
5. Alexei Emilevich Kontorovich - does not own a share in the authorized capital of the issuer
6. Yuri Alexandrovich Golubev - share in the authorized capital of the issuer: 0.01739%
7. Simon Grigorievich Kukes - does not own a share in the authorized capital of the issuer
8. C. Sarah Carey - does not own a share in the authorized capital of the issuer
9. Michel Soublin -does not own a share in the authorized capital of the issuer
10. Bernard Lozé - does not own a share in the authorized capital of the issuer
11. Francois Buclez - does not own a share in the authorized capital of the issuer

Persons whose powers in the Board of Directors have been terminated:

1. Mikhail Borisovich Khodorkovsky – does not own a share in the authorized capital of the issuer
2. Sergei Viktorovich Muravlenko - share in the authorized capital of the issuer: 0.48447%
3. Michel Soublin -does not own a share in the authorized capital of the issuer
4. Jacques Kosciusko-Morizet - does not own a share in the authorized capital of the issuer

5. Raj Kumar Gupta - does not own a share in the authorized capital of the issuer
6. Alexander Viktorovich Temerko - does not own a share in the authorized capital of the issuer
7. C. Sarah Carey - does not own a share in the authorized capital of the issuer
8. Bernard Lozé - does not own a share in the authorized capital of the issuer
9. Alexei Emilevich Kontorovich - does not own a share in the authorized capital of the issuer
10. Yuri Petrovich Pokholkov - share in the authorized capital of the issuer: 0.00001%
11. Yuri Alexandrovich Golubev - share in the authorized capital of the issuer: 0.01739%

Message serial number in accordance with the FCSM classification - 0100198A18062003.

21. Data on reorganization of subsidiaries: message of June 18, 2003 on the takeover on June 18, 2003 of the Limited Liability Company "Tsna-Terminal M" by the Limited Liability Company "Tambov-Terminal" by means of the exchange of equity stakes in "Tsna-Terminal M" for equity stakes in "Tambov-Terminal"; message serial number in accordance with FCSM classification - 1000198A18062003.

22. Data on the payment of dividends by the Company on shares: message of June 18, 2003. Type of securities on which dividends have been announced: ordinary registered book-entry shares. Date of adoption of decision by issuer to pay dividends on shares: June 18, 2003. Official body of the issuer adopting the decision to pay dividends on shares: Annual General Meeting of Shareholders of the Open Joint Stock Company "NK YUKOS". Period for payment of dividends: Annual dividends for 2002 to be paid by 31 August 2003. Size of dividend paid per one share of the indicated category – an additional 4.19 rubles per share based on the results of the 2002 fiscal year on top of the 5.70 rubles per share already paid for the first 9 months of 2002. Total quantity of shares on which dividends have accrued: 2 234 967 303. Form of payment of dividends: monetary; message serial number in accordance with FCSM classification - 1100198A18062003.

23. Data on changes in the list of legal persons in which the Company owns a share of participation: message of June 19, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "Khakas-Terminal" from 100% to 92.96%; message serial number in accordance with FCSM classification - 0400198A19062003.

24. Data on changes in the list of legal persons in which the Company owns a share of participation: message of July 01, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Eastern Oil Company" from 92.77% to 0%; message serial number in accordance with FCSM classification - 0400198A01072003.

25. Data on reorganization: message of July 1, 2003 on the reorganization of the Open Joint Stock Company "NK YUKOS" through the takeover on June 1, 2003 of the Open Joint Stock Company "Eastern Oil Company" by the Open Joint Stock Company "NK YUKOS" by means of the conversion of "Eastern Oil Company" shares into "NK YUKOS" shares; message serial number in accordance with FCSM classification - 1000198A01072003.

26. Data on cancellation of securities: message of July 1, 2003 on the cancellation of 7 471

712 500 Open Joint Stock Company "Eastern Oil Company" common registered book-entry shares with a nominal value of 0.0004 rubles each (State registration number of issue: 65-1n-00327) due to the liquidation of the company and the conversion of its common registered shares into Open Joint Stock Company "NK YUKOS" common registered shares; message serial number in accordance with FCSM classification - 1400198A01072003.

27. Data on cancellation of securities: message of July 1, 2003 on the cancellation of 50 225 000 Open Joint Stock Company "Eastern Oil Company" common registered book-entry shares with a nominal value of 0.0004 rubles each (State registration number of issue: 65-1n-00367) due to the liquidation of the company; message serial number in accordance with FCSM classification - 1400198A01072003.

28. Data on changes in the list of legal persons in which the Company owns a share of participation: message of July 11, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Closed Joint Stock Company "YUKOS-Svyaz" from 100% to 0%; message serial number in accordance with FCSM classification - 0400198A11072003.

29. Data on changes in the list of legal persons in which the Company owns a share of participation: message of July 14, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Limited Liability Company "YUKOS-COOP" from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A14072003.

30. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 14, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Hermes-Moscow" from 0% to 30%; message serial number in accordance with FCSM classification - 0400198A14082003.

31. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 15, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Hermes-Moscow" from 30% to 45.3%; message serial number in accordance with FCSM classification - 0400198A15082003.

32. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 18, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Hermes-Moscow" from 45.3% to 77.8%; message serial number in accordance with FCSM classification - 0400198A18082003.

33. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 28, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Siberian Oil Company" from 0% to 19.99999996%; message serial number in

accordance with FCSM classification - 0400198A28082003.

34. Data on changes in the list of legal persons in which the Company owns a share of participation: message of August 29, 2003 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Siberian Oil Company" from 19.99999996% to 20.02091828%; message serial number in accordance with FCSM classification - 0400198A29082003.

Annex 2

Minutes of voting at Extraordinary General Meeting of Shareholders

Date of emergence of fact (event, action): *28.05.2003*
Code of fact (event, action): *1200198A28052003*

Type of general meeting:
Extraordinary General Meeting of Shareholders of the Open Joint-Stock Company "YUKOS" Oil Company"

Form in which the general meeting was conducted:
The Extraordinary General Meeting of Shareholders of "YUKOS" Oil Company" OJSC (YUKOS Oil Company) was held in accordance with a decision of the Board of Directors of YUKOS Oil Company of 06.05.2003 in the form of mail-in voting by proxy ballot.

Date when general meeting was held:
27. May 2003

Place where general meeting was held:
Address for sending proxy ballots for voting during the conducting of the meeting: 117312, City of Moscow, ul. Vavilova 23, "M-Reestr" CJSC.

Questions voted on, the results of the voting on them, and the full wording of the decisions adopted by the general shareholders' meeting:

On t he first agenda question:
"On approving a large transaction (mutually related transactions) by YUKOS Oil Company associated with the acquisition and alienation by YUKOS Oil Company of property, the value of which comprises more than 50% of the balance-sheet value of the assets of YUKOS Oil Company, determined according to the data of its financial statements for the 1st Quarter of the year 2003" -

The overall quantity of votes possessed by persons included in the list of persons having the right to participate in the general shareholders' meeting of the Company on the first agenda question comprised
2 234 967 303 votes.
The overall quantity of votes possessed by persons who took part in the general shareholders' meeting of the Company on the first agenda question comprised 1 897 800 839 votes, or 84.91% of the overall quantity of votes possessed by persons included in the list of persons having the right to participate in the general shareholders' meeting of the Company on the first agenda question.

A quorum for the adoption of a decision on the first question exists.

Results of the voting:

Voting	*Quantity of votes*	*Percent*
"FOR"	1 645 137 149 votes	86.69%
"AGAINST"	13 892 votes	less than 0.01%
"ABSTAINED"	1 066 771 votes	0.06%

Number of votes that were not counted in connection with the recognition of ballots as invalid - 4 716 330 votes.

As a result of the voting, a decision was adopted:

1. ***To approve a large transaction by YUKOS Oil Company, the object of which is property, the value of which comprises more than 50% of the balance-sheet value of the assets of YUKOS Oil Company, determined according to the data of its financial statements for the 1st Quarter of the year 2003, consisting of the mutually related transactions by YUKOS Oil Company, aimed at the acquisition by YUKOS Oil Company of ordinary registered shares of OAO Sibneft:***

To approve a purchase-sale agreement ("Deed of Share Purchase") for 948 259 926 issued ordinary registered shares of OAO Sibneft, with a nominal value of 0.0016 rubles each (comprising 20% minus 1 share of the charter capital of OAO Sibneft), between YUKOS Oil Company (the purchaser) and White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd., Heflinham Holdings Ltd., Kindselia Holdings Ltd. (the sellers) at a price equivalent to 3 000 000 000 (Three billion) US dollars, authorizing the management organization of YUKOS Oil Company to amend the conditions of the agreement, with the exception of those established by the present agreement, as well as to approve transactions and actions prescribed by the purchase-sale agreement, including:

- ***to approve the fulfillment of the obligations of YUKOS Oil Company to pay for the shares of OAO Sibneft by way of the payment of the indicated price in monetary or other form to be determined by the Board of Directors of YUKOS Oil Company, including, among others, by means of the transfer to the sellers of YUKOS Oil Company promissory notes (non-interest-bearing promissory notes with a value equivalent to 3 000 000 000 (Three billion) US dollars, with payment in RF rubles at the CBRF exchange rate as of the payment date with a maturity date of "on demand"), obligations with respect to which may be terminated by way of payment of the promissory note sum or by another method agreed to by the parties;***
- ***to approve the receipt by YUKOS Oil Company, according to the agreement on encumbrance ("Deed of Charge") which will be entered into in connection with the purchase-sale agreement, of the OAO Sibneft shares to be purchased per the purchase-sale agreement as collateral (under encumbrance) prior to the transfer by the sellers of the shares to the ownership of YUKOS Oil Company, as security against the carrying out of the obligations of the sellers to transfer the OAO Sibneft shares in accordance with the purchase-sale agreement;***
- ***to approve the transfer by YUKOS Oil Company, according to the agreement on encumbrance ("Deed of Charge") which will be entered into in connection with the purchase-sale agreement for OAO Sibneft shares, as collateral (under encumbrance), the OAO "Sibneft" shares received under the purchase-sale agreement to the sellers prior to the payment for the shares as security against the carrying out of the obligations of YUKOS Oil Company to pay for the OAO Sibneft shares received in accordance with the purchase-sale agreement;***
- ***to approve the raising by YUKOS Oil Company of debt financing in an amount not to exceed 3 000 000 000 (Three billion) US dollars for a term not to exceed three years at a rate not to exceed 15% per year or the issue by YUKOS Oil Company of its own non-interest-bearing promissory notes with a nominal value equivalent to 3 000 000 000 (Three billion) US dollars, with payment in RF rubles at the CBRF exchange rate as of the payment date with a maturity date of "on demand" and with the possibility of subsequent novation into promissory notes with a nominal value not to exceed the ruble equivalent of 3 000 000 000 (Three billion) US dollars at a rate not to exceed the CBRF refinance rate as of the date of the novation and a term of retirement not to exceed 3 years from the***

date of issue;
To approve the exchange agreement ("Deed of Share Exchange"), within the framework of which the exchange of YUKOS Oil Company common registered shares for OAO Sibneft common registered issued shares, in a quantity of up to 3 413 735 740 units, comprising 72% of the charter capital of OAO Sibneft, is to take place, between YUKOS Oil Company and the shareholders of OAO Sibneft: White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd., Heflinham Holdings Ltd., Kindselia Holdings Ltd., having granted the YUKOS Oil Company Board of Directors the right to determine the procedures for such an exchange, including the exchange ratio of the shares to be exchanged, in consideration of the requirements of normative acts and the market value of the shares under the condition that the total quantity of YUKOS Oil Company shares transferred in exchange for OAO Sibneft shares can not exceed a quantity of shares comprising 26.01% of the charter capital of YUKOS Oil Company at the moment of the completion of the approved large transaction.
To approve the performance by YUKOS Oil Company of any transactions and actions in connection with entering into and carrying out the purchase-sale agreement and the exchange agreement, as well as any transactions and actions described in the indicated agreements and/or attachments thereto. To instruct the YUKOS Oil Company Board of Directors in perform all the actions and adopt the decisions necessary for the realization of the conditions of the agreements indicated in the present decision.
2. To confirm the authority of OOO "YUKOS-Moscow" – the management organization of YUKOS Oil Company (the executive body of YUKOS Oil Company) – to enter into transactions in the name of YUKOS Oil Company and to instruct [it] to carry out all actions and sign all documents necessary for concluding transactions in execution of the present decision.

On the second agenda question
"On the introduction of amendments and additions into the YUKOS Oil Company Charter -

The overall quantity of votes possessed by persons included in the list of persons having the right to participate in the general shareholders' meeting of the Company on the first agenda question comprised 2 234 967 303 votes.
The overall quantity of votes possessed by persons who took part in the general shareholders' meeting of the Company on the first agenda question comprised 1 897 800 839 votes, or 84.91% of the overall quantity of votes possessed by persons included in the list of persons having the right to participate in the general shareholders' meeting of the Company on the first agenda question.

A quorum for the adoption of a decision on the first question exists.

Results of the voting:

Voting	*Quantity of votes*	*Percent*
"FOR"	1 643 513 889 votes	86.60%
"AGAINST"	1 664 272 votes	0.09%
"ABSTAINED"	1 045 604 votes	0.06%

Number of votes that were not counted in connection with the recognition of ballots as invalid - 4 731 003 votes.

As a result of the voting, a decision was adopted:

1. *To introduce the following amendments and additions into the Charter of the Open Joint-Stock Company "YUKOS" Oil Company":*
1) *Add to Article 5 ("Charter capital of the Company") of the YUKOS Oil Company Charter a point 2.1 with the following content:*
"2.1. The Company shall have the right to issue in addition to issued shares 1 000 000 000 (One billion) common registered book-entry shares with a nominal value of 0.004 rubles each, granting holders the rights of shareholder-owners of common shares of the Company prescribed by the present Charter and the normative acts of the RF (authorized shares of the Company)."
2) *Re move the third sentence: "Issuance of additional shares of the Company by way of closed subscription shall not be permitted" in item 3 of Article 5 ("Charter capital of the Company") of the YUKOS Oil Company Charter.*
2. *To instruct the President of OOO "YUKOS-Moscow" – the managing organization of YUKOS Oil Company – V.S. Shakhnovsky to register the changes in the YUKOS Oil Company Charter and to implement other necessary actions associated with the introduction of the indicated amendments into the YUKOS Oil Company Charter.*

On the third agenda question
"On increasing the charter capital of YUKOS Oil Company by way of the issuance of additional common shares" -

The overall quantity of votes possessed by persons included in the list of persons having the right to participate in the general shareholders' meeting of the Company on the first agenda question comprised 2 234 967 303 votes.
The overall quantity of votes possessed by persons who took part in the general shareholders' meeting of the Company on the first agenda question comprised 1 897 800 839 votes, or 84.91% of the overall quantity of votes possessed by persons included in the list of persons having the right to participate in the general shareholders' meeting of the Company on the first agenda question.

A quorum for the adoption of a decision on the first question exists.

Results of the voting:

Voting	*Quantity of votes*	*Percent*
"FOR"	1643745770	86.61%
"AGAINST"	1388357	0.07%
"ABSTAINED"	1067266	0.06%

Number of votes that were not counted in connection with the recognition of ballots as invalid - 4 725 867 votes.

As a result of the voting, a decision was adopted:

1. *Increase the charter capital of YUKOS Oil Company by way of the issuance of 1 000 000 000 (one billion) additional common registered book-entry shares with a nominal value of 0.004 rubles each (hereinafter referred to as "Additional Shares") under the following conditions:*
- *The Additional Shares shall be issued by closed subscription among the following parties: White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd., Heflinham Holdings Ltd., Kindselia Holdings Ltd.*

- *Shareholders who voted against or who did not take part in the voting on the question of the issuance of the Additional Shares have a priority right to acquire Additional Shares in a quantity proportional to the quantity of issued common registered book-entry shares of YUKOS Oil Company belonging to them.*
- *The Additional Shares shall be paid for during their issuance in the full amount.*
- *Payment for the Additional Shares shall be made in non-cash form – with common registered book-entry shares of the Open Joint-Stock Company "Siberian Oil Company" with a nominal value of 0.0016 rubles, for the determination of the market price of which the independent appraiser ZAO "International Appraisal Center" shall be brought in, and the monetary appraisal of which shall be determined by a decision of the YUKOS Oil Company Board of Directors, but no higher than the appraisal carried out by the independent appraiser. Shareholders executing the preferential right to acquire Additional Shares shall have the right at their discretion to pay for them in cash form – in RF rubles by way of non-cash settlements in the procedure established in the Decision on the Issuance of Additional Shares.*
- *The issuance of the Additional Shares shall begin no earlier than two weeks after the disclosure of information on the state registration of the issuance of the Additional Shares and the providing to all potential acquirers of the opportunity for access to information on the issuance of the Additional Shares that must be disclosed in accordance with the normative acts of the RF.*
- *After the state registration of the issuance of the Additional Shares, YUKOS Oil Company shall send the shareholders indicated above notifications on the possibility of their exercising the priority right. During the course of 45 days from the moment of the sending of the indicated notification by YUKOS Oil Company, shareholders shall have the right to exercise the preferential right in full or in part in the procedure established in the decision on the issuance of the Additional Shares. The results of the exercise by shareholders of the preferential right shall be totaled up and confirmed by the YUKOS Oil Company Board of Directors no later than 7 (Seven) days from the date of completion of the indicated period, after which the remaining Additional Shares shall be issued among the persons participating in the closed subscription by way of entering into civil-law barter contracts for the Additional Shares for issued common registered book-entry shares of OAO Sibneft, in the procedure determined in the Decision on the Issuance of Additional Shares.*
- *The procedure for determining the price of the issuance of the Additional Shares, including the procedure for determining the price of the issuance of the Additional Shares to shareholders having preferential rights to acquire the Additional Shares:*

1) The shares shall be issued to participants in the subscription at a price confirmed by the YUKOS Oil Company Board of Directors and calculated according to the following formula: Price for the issuance of one share = A x (B/C), where

A is the market value of one issued common registered share of the Open Joint-Stock Company "Siberian Oil Company" (OAO "Sibneft"), as determined by an independent appraiser;

B is the quantity of issued common shares of OAO "Sibneft", comprising 1% of the charter capital of OAO "Sibneft";

C is the quantity of issued common shares of YUKOS Oil Company, comprising 0.36125% of the charter capital of YUKOS Oil Company not including shares belonging at the moment of the confirmation of the price to YUKOS Oil Company and to business enterprises, 100% of the charter capital (equity) of which belongs to YUKOS Oil Company.

2) The shares shall be issued to shareholders having preferential rights to acquire issued shares at a price for one share that is equal to the market weighted average price of one issued common registered share of YUKOS Oil Company on the Moscow Interbank Currency Exchange for the three months preceding the date of the confirmation by the YUKOS Oil Company Board of Directors of the Decision on the Issuance of Issued Additional Shares, but not lower than 10 percent in comparison with the price of the issuance to the participants in the subscription.

The price of the issuance of the shares to the participants in the subscription and to shareholders having preferential rights to acquire issued shares that has been determined in accordance with the

procedure indicated in the present decision shall be indicated in numerical form in the Decision on the Issuance of Shares confirmed by the YUKOS Oil Company Board of Directors.

- *Based on the results of the issuance of the Additional Shares, amendments and additions shall be made in the YUKOS Oil Company Charter on the basis of the present decision of the General Shareholders' Meeting on increasing the charter capital of YUKOS Oil Company by way of the issuance of Additional Shares and the registered report on the results of the issuance of the Additional Shares.*

2. *To instruct OOO "YUKOS-Moscow" – the management organization of YUKOS Oil Company (executive body of YUKOS Oil Company) to implement the necessary actions associated with increasing the charter capital of YUKOS Oil Company.*

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company
of the "YUKOS" Oil Company" OJSC *V.E. Tishchenkov*

Minutes of voting at Annual General Meeting of Shareholders

Date of emergence of fact (event, action): *2.07.2003*
Code of fact (event, action): *1200198A02072003*

Type of general meeting: Annual General Shareholders' Meeting of the Open Joint-Stock Company "YUKOS" Oil Company"

Form in which the meeting was held: The Annual General Shareholders' Meeting of the Open Joint-Stock Company "YUKOS" Oil Company", location – Russian Federation, 628309, City of Nefteyugansk of the Khanty-Mansiysk Autonomous District, ul. Lenina 26, took place in the form of the joint presence of shareholders with the possibility for shareholders to send in ballots for voting in advance.

Date of holding of general meeting: 18 June 2003
Time of commencement of holding (opening) of the meeting – 11:00 AM.
Time of conclusion of holding (closing) of the meeting – 12:55 PM.

Place of holding of general meeting: City of Moscow, ul. Il'inka 6, Congress Center of the Chamber of Trade and Industry
Postal address to which completed ballots for voting were sent: 117312, City of Moscow, ul. Vavilova 23, "M-Reestr" CJSC.

In accordance with the list of persons having the right to participate in the annual General Shareholders' Meeting of the Open Joint-Stock Company "YUKOS" Oil Company" compiled on the basis of the data of the register of shareholders of the Company as of 03 May 2003, the overall quantity of votes that is possessed by shareholder-owners of voting shares in the Open Joint-Stock Company "YUKOS" Oil Company" (persons included in the list of persons having the right to participate in the annual General Shareholders' Meeting) on all agenda questions comprises 2 234 967 303 (Two billion two hundred thirty four million nine hundred sixty seven thousand three hundred and three) votes.
As of 11:00 AM, shareholders possessing a total of 1 899 968 129 votes took part in the annual general meeting of shareholders of YUKOS Oil Company, which comprises 85.01% of the overall quantity of votes that are possessed by shareholder-owners of voting shares of the Open Joint-Stock Company "YUKOS" Oil Company" (persons included in the list of persons having the right to participate in the annual General Shareholders' Meeting) on all agenda questions.
As of the moment of the opening of the Meeting, a quorum was had for all agenda questions.

Questions put to the vote, the results of the voting on them and the complete wording of the decisions adopted by the general shareholders' meeting:

On question 1: - "Confirmation of the 2002 annual report of YUKOS Oil Company":

The following draft decision was put to the vote:
To confirm the 2002 Annual Report of YUKOS Oil Company (Attachment № 1).

The number of votes that were possessed by persons included in the list of persons having the right to participate in the annual general shareholders' meeting on the first agenda question comprises 2 234 967 303 votes.
The number of votes that were possessed by persons who took part in the annual general shareholders' meeting on the first agenda question - 1 905 084 033 votes, which comprises 85.24% of the overall quantity of votes submitted by voting shares on the given question.
A quorum for the first agenda question exists.

The number of votes cast for each of the voting choices on the first agenda question:

"FOR"	1 660 908 121 votes (87.18 %)
"AGAINST"	945 votes (less than 0.01 %)
"ABSTAINED"	2 157 746 votes (0.11 %)

The number of votes on the first agenda question that were not counted in connection with the ballots being recognized as invalid - 7 709 628 votes.

Based on the results of the voting, the decision was adopted:
To confirm the 2002 Annual Report of YUKOS Oil Company (Attachment № 1).

On question 2: - "To confirm the financial statements, including the profit and loss statement of YUKOS Oil Company for the 2002 fiscal year":

The following draft decision was put to the vote:
To confirm the financial statements, including the profit and loss statement of YUKOS Oil Company for the 2002 fiscal year (Attachment № 2).

The number of votes that were possessed by persons included in the list of persons having the right to participate in the annual general shareholders' meeting on the second agenda question comprises 2 234 967 303 votes.
The number of votes that were possessed by persons who took part in the annual general shareholders' meeting on the second agenda question - 1 905 084 033 votes, which comprises 85.24% of the overall quantity of votes submitted by voting shares on the given question.
A quorum for the second agenda question exists.

The number of votes cast for each of the voting choices on the second agenda question:

"FOR"	1 660 869 690 votes (87.18 %)
"AGAINST"	2 365 votes (less than 0.01 %)
"ABSTAINED"	2 163 587 votes (0.11 %)

The number of votes on the second agenda question that were not counted in connection with the ballots being recognized as invalid - 7 740 798 votes.
Based on the results of the voting, the decision was adopted:
To confirm the financial statements, including the profit and loss statement of YUKOS Oil Company for the 2002 fiscal year (Attachment № 2).

On question 3: "Confirmation of the distribution of the profits of YUKOS Oil Company for the 2002 fiscal year, including the payment of dividends on YUKOS Oil Company ordinary shares for the 2002 fiscal year":

The following draft decision was put to the vote:
1. To confirm the distribution of the profits of YUKOS Oil Company for the 2002 fiscal year

(Attachment № 5).
2. In addition to dividends paid out on YUKOS Oil Company ordinary shares for the 9 months of the year 2002 in the amount of 5 rubles 70 kopeks per one share, to pay dividends based on the results of the 2002 fiscal year in monetary form in an amount of 4 rubles 19 kopeks per one YUKOS Oil Company ordinary share.
3. To pay out the dividends in a period up to "31" August of the year 2003.
4. To pay out the dividends in non-cash form in the following order at the shareholder's choice:
1) Transfer of the dividends to a bank account of the shareholder that is already had or has been newly opened at any Russian bank;
2) Transfer of the dividends to the account of a bank deposit that YUKOS Oil Company will open in the name of the shareholder at AKB "MENATEP St. Petersburg" or in one of the authorized subagent banks, other then shareholder-nonresidents of the RF, who in this case receive the dividends directly at AKB "MENATEP St. Petersburg".

The number of votes that were possessed by persons included in the list of persons having the right to participate in the annual general shareholders' meeting on the third agenda question comprises 2 234 967 303 votes.
The number of votes that were possessed by persons who took part in the annual general shareholders' meeting on the third agenda question - 1 905 084 033 votes, which comprises 85.24% of the overall quantity of votes submitted by voting shares on the given question.
A quorum for the third agenda question exists.

The number of votes cast for each of the voting choices on the third agenda question:
"FOR" 1 661 811 138 votes (87.23 %)
"AGAINST" 2 365 votes (less than 0.01 %)
"ABSTAINED" 1 217 921 votes (0.06 %)
The number of votes on the third agenda question that were not counted in connection with the ballots being recognized as invalid - 7 744 041 votes.

Based on the results of the voting, the decision was adopted:
1. To confirm the distribution of the profits of YUKOS Oil Company for the 2002 fiscal year (Attachment № 5).
2. In addition to dividends paid out on YUKOS Oil Company ordinary shares for the 9 months of the year 2002 in the amount of 5 rubles 70 kopeks per one share, to pay dividends based on the results of the 2002 fiscal year in monetary form in an amount of 4 rubles 19 kopeks per one YUKOS Oil Company ordinary share.
3. To pay out the dividends in a period up to "31" August of the year 2003.
4. To pay out the dividends in non-cash form in the following order at the shareholder's choice:
1) Transfer of the dividends to a bank account of the shareholder that is already had or has been newly opened at any Russian bank;
2) Transfer of the dividends to the account of a bank deposit that YUKOS Oil Company will open in the name of the shareholder at AKB "MENATEP St. Petersburg" or in one of the authorized subagent banks, other then shareholder-nonresidents of the RF, who in this case receive the dividends directly at AKB "MENATEP St. Petersburg".

On question 4: - "Confirmation of the YUKOS Oil Company Charter in a new redaction:

The following draft decision was put to the vote:
To confirm the YUKOS Oil Company Charter in a new redaction (Attachment № 6).

The number of votes that were possessed by persons included in the list of persons having the right to participate in the annual general shareholders' meeting on the fourth agenda question comprises 2 234 967 303 votes.
The number of votes that were possessed by persons who took part in the annual general shareholders' meeting on the fourth agenda question - 1 905 084 033 votes, which comprises 85.24% of the overall quantity of votes submitted by voting shares on the given question.
A quorum for the fourth agenda question exists.

The number of votes cast for each of the voting choices on the fourth agenda question:
"FOR" 1 660 253 562 votes (87.15 %)
"AGAINST" 30 715 votes (less than 0.01 %)
"ABSTAINED" 2 726 541 votes (0.14 %)
The number of votes on the fourth agenda question that were not counted in connection with the ballots being recognized as invalid - 7 765 622 votes.

Based on the results of the voting by a majority of 3/4 of the votes, the decision was adopted:
To confirm the YUKOS Oil Company Charter in a new redaction (Attachment № 6).

On question 5: - "Election of the YUKOS Oil Company Board of Directors":

The following draft decision was put to the vote:
To elect a YUKOS Oil Company Board of Directors numbering 11 persons from the following candidates:
1. Buclez, Francois
2. Golubev, Yuri Alexandrovich
3. Gupta, Raj Kumar
4. Kontorovich, Alexei Emilevich
5. Kosciusko-Morizet, Jacques
6. Kikes, Simon Grigorievich
7. Carey, Sarah
8. Loze, Bernard
9. Pokholkov, Yuri Petrovich
10. Soublin, Michel
11. Khodorkovsky, Mikhail Borisovich

Elections of members of the Board of Directors are carried out by cumulative voting.

The number of votes that were possessed by persons included in the list of persons having the right to participate in the annual general shareholders' meeting on the fifth agenda question comprises 24 584 640 333 votes.
The number of votes that were possessed by persons who took part in the annual general shareholders' meeting on the fifth agenda question - 20 955 024 363 votes, which comprises 85.24% of the overall quantity of votes submitted by voting shares on the given question.
A quorum for the fifth agenda question exists.

The number of votes cast for each candidate by persons taking part in the annual general shareholders' meeting on the fifth agenda question who chose the voting choice "FOR":

Name of candidate		*Number of votes*
1.	*Khodorkovsky, Mikhail Borisovich*	*1 478 106 643 votes*
2.	*Gupta, Raj Kumar*	*1 437 287 493 votes*

3. Pokholkov, Yuri Petrovich 1 437 166 999 votes
4. Kosciusko-Morizet, Jacques 1 437 151 344 votes
5. Kontorovich, Alexei Emilevich 1 436 995 072 votes
6. Golubev, Yuri Alexandrovich 1 436 941 733 votes
7. Kukes, Simon Grigorievich 1 436 937 742 votes
8. Carey, Sarah 1 436 843 868 votes
9. Soublin, Michel 1 436 842 490 votes
10. Loze, Bernard 1 436 813 887 votes
11. Buclez, Francois 1 436 733 586 votes

The number of votes cast for the remaining voting choices on the fifth agenda question:
"AGAINST" 80 388 votes
"ABSTAINED" 31 460 votes

The number of votes on the fifth agenda question that were not counted in connection with the ballots being recognized as invalid -
2 551 347 568 голосов.

Based on the results of the voting, the decision was adopted:
To elect a YUKOS Oil Company Board of Directors numbering 11 persons:

1. *Khodorkovsky, Mikhail Borisovich*
2. *Gupta, Raj Kumar*
3. *Pokholkov, Yuri Petrovich*
4. *Kosciusko-Morizet, Jacques*
5. *Kontorovich, Alexei Emilevich*
6. *Golubev, Yuri Alexandrovich*
7. *Kukes, Simon Grigorievich*
8. *Carey, Sarah*
9. *Soublin, Michel*
10. *Loze, Bernard*
11. *Buclez, Francois*

On question 6: - "Election of the YUKOS Oil Company Internal Audit Commission":

The following draft decision was put to the vote:
To elect a YUKOS Oil Company Internal Audit Commission numbering 3 persons from the following candidates:
1.Guriev, Alexei Igorevich
2.Britkova, Elena Vladimirovna
3.Serzhanova, Margarita Osvaldovna

The number of votes that were possessed by persons included in the list of persons having the right to participate in the annual general shareholders' meeting on the sixth agenda question comprises 2 234 967 303 votes.
The number of votes that were possessed by persons who took part in the annual general shareholders' meeting on the sixth agenda question - 1 905 084 033 votes, which comprises 85.24% of the overall quantity of votes submitted by voting shares on the given question.
A quorum for the sixth agenda question exists.
The number of votes that were not counted during the determination of the results of the voting on the sixth agenda question in accordance with the requirements of item 6 of Article 85 of the Federal Law

"On Joint-Stock Companies" - 168 votes.

The number of votes cast for each of the voting choices on the sixth agenda question:
1). Guriev, Alexei Igorevich
The number of votes cast for each of the voting choices on the given candidate:
"FOR" 1 659 593 304 votes (87.11 %)
"AGAINST" 35 138 votes (less than 0.01 %)
"ABSTAINED" 2 927 956 votes (0.15 %)

The number of votes on the sixth agenda question that were not counted in connection with the ballots being recognized (including in the part of voting on the given candidate) as invalid - 8 217 217 votes.
2). Britkova, Elena Vladimirovna
The number of votes cast for each of the voting choices on the given candidate:
"FOR" 1 659 644 979 votes (87.12 %)
"AGAINST" 34 863 votes (less than 0.01 %)
"ABSTAINED" 2 931 577 votes (0.15 %)

The number of votes on the sixth agenda question that were not counted in connection with the ballots being recognized (including in the part of voting on the given candidate) as invalid - 8 059 043 votes.
3). Serzhanova, Margarita Osvaldovna
The number of votes cast for each of the voting choices on the given candidate:
"FOR" 1 659 613 608 votes (87.11 %)
"AGAINST" 5 945 votes (less than 0.01 %)
"ABSTAINED" 2 859 277 votes (0.15 %)

The number of votes on the sixth agenda question that were not counted in connection with the ballots being recognized (including in the part of voting on the given candidate) as invalid - 8 222 685 votes.

Based on the results of the voting, the decision was adopted:
To elect a YUKOS Oil Company Internal Audit Commission numbering 3 persons:
1.Guriev, Alexei Igorevich
2.Britkova, Elena Vladimirovna
3.Serzhanova, Margarita Osvaldovna

On question 7: - "Confirmation of the YUKOS Oil Company Auditor for the year 2003":

The following draft decision was put to the vote:
To confirm the audit firm FORO "PricewaterhouseCopers Audit" as the YUKOS Oil Company Auditor for the year 2003 for Russian and international standards.

The number of votes that were possessed by persons included in the list of persons having the right to participate in the annual general shareholders' meeting on the seventh agenda question comprises 24 584 640 333 votes.
The number of votes that were possessed by persons who took part in the annual general shareholders' meeting on the seventh agenda question - 20 955 024 363 votes, which comprises 85.24% of the overall quantity of votes submitted by voting shares on the given question.
A quorum for the seventh agenda question exists.

The number of votes cast for each of the voting choices on the seventh agenda question:
"FOR" 1 658 271 572 votes (87.04 %)

"AGAINST"   241 751 votes (0.01 %)
"ABSTAINED"   1 182 496 votes (0.06 %)

The number of votes on the seventh agenda question that were not counted in connection with the ballots being recognized as invalid - 11 082 675 votes.

Based on the results of the voting, the decision was adopted:
To confirm the audit firm FORO "PricewaterhouseCopers Audit" as the YUKOS Oil Company Auditor for the year 2003 for Russian and international standards.

On question 8: - "Confirmation of the overall sum of compensation and remuneration of expenses to members of the YUKOS Oil Company Board of Directors for the period of the years 2003-2004":

The following draft decision was put to the vote:
To confirm the overall sum of compensation to members of the Board of Directors and remuneration of expenses associated with the carrying out by them of the functions of members of the YUKOS Oil Company Board of Directors for the period of the years 2003-2004 in an amount equivalent to 900 thousand US dollars.

The number of votes that were possessed by persons included in the list of persons having the right to participate in the annual general shareholders' meeting on the eighth agenda question comprises 2 234 967 303 votes.
The number of votes that were possessed by persons who took part in the annual general shareholders' meeting on the eighth agenda question - 1 905 084 033 votes, which comprises 85.24% of the overall quantity of votes submitted by voting shares on the given question.
A quorum for the eighth agenda question exists.

The number of votes cast for each of the voting choices on the eighth agenda question:
"FOR"   1 658 120 147 votes (87.04 %)
"AGAINST"   2 408 784 votes (0.13 %)
"ABSTAINED"   2 442 576 votes (0.13 %)

The number of votes on the eighth question on the agenda of the annual general shareholders' meeting that was put to the vote that were not counted in connection with the ballots being recognized as invalid - 7 808 401 votes.

Based on the results of the voting, the decision was adopted:
To confirm the overall sum of compensation to members of the Board of Directors and remuneration of expenses associated with the carrying out by them of the functions of members of the YUKOS Oil Company Board of Directors for the period of the years 2003-2004 in an amount equivalent to 900 thousand US dollars.

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company
of the "YUKOS" Oil Company" OJSC   *V.E. Tishchenkov*

Annex 3

Minutes of voting at joint meeting of the Boards of Directors of YUKOS Oil Company and OAO VNK

Date of emergence of fact (event, action): *27.04.2003*
Code of fact (event, action): *1300198A27042003*

Date of joint Board of Directors meeting at which the decisions were adopted: 24.04.2003.

Total number of members of YUKOS Oil Company Board of Directors on list - 11.
Members of Board of Directors taking part in the voting:

S.V. Muravlenko – Chairman of the Board of Directors
Yu.A. Golubev
A.E. Kontorovich
J. Kosciusko-Morizet
S. Carey
B. Lozé
Yu.P. Pokholkov
M. Soublin
A.V. Temerko
M.B. Khodorkovsky

Total number of members of OAO VNK Board of Directors on list - 7.
Members of Board of Directors taking part in the voting:

D.G. Firkalo – Chairman of the Board of Directors
A.P. Afanasenkov
A.V. Gamora
D.V. Gololobov
Yu.V. Kopanev
V.P. Mashukov
D.V. Mel'nikov

A quorum for the adoption of decisions exists.

The following decision was reached as a result of the voting on the third agenda question: "On calling and holding a joint general shareholders' meeting of YUKOS Oil Company and OAO VNK":

1. In accordance with Article 17 of the Federal Law "On Joint-Stock Companies", to call a joint general shareholders' meeting on 09 June 2003 (hereinafter referred to as "Meeting") and to hold it in accordance with the procedure and the conditions determined in the Merger Agreement that was approved by extraordinary general shareholders' meetings of OAO VNK and YUKOS Oil Company on 27 January and 03 February 2003, respectively.
2. To hold the meeting by proxy ballot.
3. To adopt the agenda for the Meeting:

1) On reducing the charter capital of YUKOS Oil Company in connection with the retirement of ordinary registered book-entry YUKOS Oil Company shares that had been presented for buyback by YUKOS Oil Company shareholders.
2) On amending the YUKOS Oil Company Charter in connection with the reduction in charter capital.
4) [*sic*] To determine 24 April 2003 as the date as of which a list of the persons having the right to participate in the Meeting shall be drawn up.. To assign "M-Reestr" CJSC, the registry-holder of YUKOS Oil Company and OAO VNK, to draw up the list of the persons having the right to participate in the Meeting. The list of the persons having the right to participate in the Meeting shall be drawn up on the basis of the data of the YUKOS Oil Company and OAO VNK shareholder registries in consideration of information provided by nominal holders of YUKOS Oil Company and OAO VNK shares concerning persons in whose interests they were holding the shares as of the date such a list was drawn up.
5. To confirm the form and text of the ballots for voting on the Meeting agenda questions (Attachment 2).
6. To confirm the text of the information bulletin to YUKOS Oil Company and OAO VNK shareholders on the holding o eth meeting (Attachment 3).
7. To determine that in accordance with Article 56 of the Federal Law "On Joint-Stock Companies" and item 6.6 of the Agreement on the Merger of OAO VNK with YUKOS Oil Company, the functions of the accounting commission at the Meeting shall be carried out by the specialized registrar "M-Reestr" CJSC, the registry-holder of YUKOS Oil Company and OAO VNK.
8. To assign the specialized registrar "M-Reestr" CJSC, the registry-holder of YUKOS Oil Company and OAO VNK, to send each person indicated in the list of persons having the right to participate in the Meeting by registered mail no later than 09 May 2003:

- the notification to shareholders on the holding of the Meeting;
- the report on the results of the buyback by YUKOS Oil Company of its own shares from shareholders who had voted against the adoption of the decision on reorganization or who had not participated in the voting on the question of the reorganization of YUKOS Oil Company;
- the draft amendments to the YUKOS Oil Company Charter (Attachment 4);
- ballots for voting on the agenda questions.

9. To publish a notification on the holding of the Meeting in *Rossiiskaia gazeta* no later than 09 May 2003.
10. To determine 09 June 2003 as the final date for receipt of shareholders' ballots and, correspondingly, as the date of the Meeting.
11. To confirm the list of Meeting materials to be presented to shareholders for familiarization in preparation for the holding of the Meeting:

- drafts of the decisions of the Meeting (Attachment 5);
- the draft of the amendments to the YUKOS Oil Company Charter;
- the report on the results of the buyback by YUKOS Oil Company of its own shares from shareholders who had voted against the adoption of the decision on reorganization or who had not participated in the voting on the question of the reorganization of YUKOS Oil Company.

12. To establish that the familiarization of the shareholders with the materials on the agenda questions for the joint shareholders' meeting of YUKOS Oil Company and OAO VNK shall take place from 09 May through 09 June 2003 on workdays from 14:00 to 17:00 local time at the following addresses:

- City of Moscow, Ulansky per. 26, OOO "YUKOS-Moscow", tel. (095) 924-50-03;
- City of Moscow, ul. Vavilova 23, ZAO "M-Reestr", tel. (095) 719-09-47;
- City of Moscow, Kolpachny per. 3/2, tel. (095) 921-69-35;
- City of Nefteyugansk, 7th microdistrict 49, 4th fl., tel. (34612) 3-02-75, 3-02-73;
- City of Samara, ul. Kuibysheva 145, tel. (8462) 39-94-80;
- City of Strezhevoy, Tomsk Obl., ul. Burovikov 23, tel. (38259) 6-38-27, 6-39-24, 6-33-84;
- City of Tomsk, Ushayka River Embankment 24, tel. (3822) 27-53-76, 27-53-87;
- City of Abakan, ul. Gagarina 7, office 31, tel. (39022) 4-77-66;

- City of Angarsk, OAO "ANXK", Company office, object 1445, directions: streetcar 5, minibuses 10, 20, buses 10, 6Y to "Upravlenie OAO ANXK" stop, office 512, tel. (3951) 57-87-42, 57-89-57, 57-60-66;
- City of Achinsk-14, OAO "ANPZ VNK" administration building, office 102, tel. (39151) 5-36-21, 5-38-03, as well as City of Achinsk, ul. Kirova 88, lobby, tel. (39151) 5-05-40;
- City of Belgorod, ul. Pobedy 16, hall, tel. (0722) 33-58-15;
- City of Bryansk-34, Settlement of Padun, industrial site, OAO BNP Administration Building, office 1, tel. (3953) 36-48-74; 32-37-45;
- City of Bryansk, ul. S. Perovskoy 48, Machbureau Room, tel. (0832) 44-42-79;
- City of Voronezh, ul. Kirova 4, 11th floor lobby, tel. (0932) 77-60-24;
- City of Irkutsk, ul. Oktyabr'skoy Revolyutsii 5, room 403, tel. (3952) 34-26-88;
- City of Lipetsk, ul. Gagarina 102, office of the department for work with property, tel. (0742) 34-60-56;
- City of Novokuibyshevsk, OAO "NkNPZ" trade union committee building, office 24, tel. (84635) 98-1-79, 98-3-95;
- City of Oryol, ul. Mayakovskogo 40, conference hall, tel. (0862) 75-20-22;
- City of Penza, ul. Neytral'naya 104, tel. (8412) 56-43-81, 52-48-86;
- City of Samara, ul. Galaktinovskaya 72, 1st floor, hall, tel. (8462) 33-77-53, 32-41-74.
- City of Samara, ul. Kishinyovskaya 13, office 213, tel. (8462) 77-36-63, 77-30-54;
- City of Stavropol', ul. Lermontova 185, 6th floor, assembly hall, tel. (8652) 26-66-77;
- City of Syzran', ul. Astrakhanskaya 1, refinery administration hall, office for work with securities, OKS building, tel. (84643) 6-54-56, 595-31-36;.
- City of Tambov, ul. Pionerskaya 9a, room for visitors, tel. (0752) 75-02-72;
- City of Tomsk, ul. Pushkina 30, office 10, tel. (3822) 65-25-18;
- City of Ulan-Ude, ul. Zaovrazhnaya1, office 5, tel. (3012) 44-11-81;
- City of Ulyanovsk, ul. L. Tolstogo 91, room 12, tel. (8422) 31-88-65;
- City of Khanty-Mansiysk, ul. Engel'sa, oil products base (tank farm), hall, tel. (34671) 3-37-57.

13. To determine that ballots that have been filled in and signed by shareholders must be sent to the registrar of YUKOS Oil Company and OAO VNK – "M-Reestr" JSC, carrying out the functions of the Accounting Commission at the Meeting, at the address: 117312 g. Moscow, ul. Vavilova 23, ZAO "M-Reestr". The indicated ballots must be received by the registrar no later than 9 June 2003.
14. For the purposes of signing the minutes of the Meeting and the report on the results of the voting, to confirm Chairman of the Board of YUKOS Oil Company S.V. Muravlenko as Chairman of the Meeting, M.V. Sadomskaya, S.P. Bakhmina as the Secretariat of the Meeting.
15. To confirm the principal conditions of the Agreement with the registrar.

Results of the voting:

YUKOS Oil Company Board Members		OAO VNK Board Members	
"FOR"	- 10	"FOR"	- 7
"AGAINST"	- none	"AGAINST"	- none
"ABSTAINED"	- none	"ABSTAINED"	- none

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company of the "YUKOS" Oil Company" OJSC
V.E. Tishchenkov

Minutes of voting at Board of Directors meeting of YUKOS Oil Company

Date of emergence of fact (event, action): ***9.05.2003***
Code of fact (event, action): ***1300198A09052003***

Date of Board of Directors meeting at which the decisions were adopted: 06.05.2003.

Total number of elected members of Board of Directors on list – 11.
Members of Board of Directors taking part in the voting:

S.V. Muravlenko – Chairman of the Board of Directors

Yu.A. Golubev
R.K. Gupta.
A.E. Kontorovich
J. Kosciusko-Morizet
S. Carey
B. Lozé
Yu.P. Pokholkov
M. Soublin
A.V. Temerko
M.B. Khodorkovsky
A quorum for the adoption of decisions exists.

YUKOS Oil Company reports on decisions adopted by the Board of Directors on the first question on the agenda:

1(1) To submit for the consideration of the YUKOS Oil Company General Shareholders' Meeting the question "On approving a large transaction (mutually related transactions) by YUKOS Oil Company associated with the acquisition and alienation by YUKOS Oil Company of property, the value of which comprises more than 50% of the balance-sheet value of the assets of YUKOS Oil Company, determined according to the data of its financial statements for the 1st Quarter of the year 2003", to propose and recommend to the YUKOS Oil Company General Shareholders' Meeting that it adopt the following decision:
1. To approve a large transaction by YUKOS Oil Company, the object of which is property, the value of which comprises more than 50% of the balance-sheet value of the assets of YUKOS Oil Company, determined according to the data of its financial statements for the 1st Quarter of the year 2003, consisting of the mutually related transactions by YUKOS Oil Company, aimed at the acquisition by YUKOS Oil Company of ordinary registered shares of OAO Sibneft:
To approve a purchase-sale agreement ("Deed of Share Purchase") for 948 259 926 issued ordinary registered shares of OAO Sibneft, with a nominal value of 0.0016 rubles each (comprising 20% minus 1 share of the charter capital of OAO Sibneft), between YUKOS Oil Company (the purchaser) and White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd., Heflinham Holdings Ltd., Kindselia Holdings Ltd. (the sellers) at a price equivalent to 3 000 000 000 (Three billion) US dollars, authorizing the management organization of YUKOS Oil Company to amend

the conditions of the agreement, with the exception of those established by the present agreement, as well as to approve transactions and actions prescribed by the purchase-sale agreement, including:

- to approve the fulfillment of the obligations of YUKOS Oil Company to pay for the shares of OAO Sibneft by way of the payment of the indicated price in monetary or other form to be determined by the Board of Directors of YUKOS Oil Company, including, among others, by means of the transfer to the sellers of YUKOS Oil Company promissory notes (non-interest-bearing promissory notes with a value equivalent to 3 000 000 000 (Three billion) US dollars, with payment in RF rubles at the CBRF exchange rate as of the payment date with a maturity date of "on demand"), obligations with respect to which may be terminated by way of payment of the promissory note sum or by another method agreed to by the parties;
- to approve the receipt by YUKOS Oil Company, according to the agreement on encumbrance ("Deed of Charge") which will be entered into in connection with the purchase-sale agreement, of the OAO Sibneft shares to be purchased per the purchase-sale agreement as collateral (under encumbrance) prior to the transfer by the sellers of the shares to the ownership of YUKOS Oil Company, as security against the carrying out of the obligations of the sellers to transfer the OAO Sibneft shares in accordance with the purchase-sale agreement;
- to approve the transfer by YUKOS Oil Company, according to the agreement on encumbrance ("Deed of Charge") which will be entered into in connection with the purchase-sale agreement for OAO Sibneft shares, as collateral (under encumbrance), the OAO "Sibneft" shares received under the purchase-sale agreement to the sellers prior to the payment for the shares as security against the carrying out of the obligations of YUKOS Oil Company to pay for the OAO Sibneft shares received in accordance with the purchase-sale agreement;
- to approve the raising by YUKOS Oil Company of debt financing in an amount not to exceed 3 000 000 000 (Three billion) US dollars for a term not to exceed three years at a rate not to exceed 15% per year or the issue by YUKOS Oil Company of its own non-interest-bearing promissory notes with a nominal value equivalent to 3 000 000 000 (Three billion) US dollars, with payment in RF rubles at the CBRF exchange rate as of the payment date with a maturity date of "on demand" and with the possibility of subsequent novation into promissory notes with a nominal value not to exceed the ruble equivalent of 3 000 000 000 (Three billion) US dollars at a rate not to exceed the CBRF refinance rate as of the date of the novation and a term of retirement not to exceed 3 years from the date of issue;

To approve the exchange agreement ("Deed of Share Exchange"), within the framework of which the exchange of YUKOS Oil Company common registered shares for OAO Sibneft common registered issued shares, in a quantity of up to 3 413 735 740 units, comprising 72% of the charter capital of OAO Sibneft, is to take place, between YUKOS Oil Company and the shareholders of OAO Sibneft: White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd., Heflinham Holdings Ltd., Kindselia Holdings Ltd., having granted the YUKOS Oil Company Board of Directors the right to determine the procedures for such an exchange, including the exchange ratio of the shares to be exchanged, in consideration of the requirements of normative acts and the market value of the shares under the condition that the total quantity of YUKOS Oil Company shares transferred in exchange for OAO Sibneft shares can not exceed a quantity of shares comprising 26.01% of the charter capital of YUKOS Oil Company at the moment of the completion of the approved large transaction.
To approve the performance by YUKOS Oil Company of any transactions and actions in connection with entering into and carrying out the purchase-sale agreement and the exchange agreement, as well as any transactions and actions described in the indicated agreements and/or attachments thereto. To instruct the YUKOS Oil Company Board of Directors in perform all the actions and adopt the decisions necessary for the realization of the conditions of the agreements indicated in the present decision.

2. To confirm the authority of OOO "YUKOS-Moscow" – the management organization of YUKOS Oil Company (the executive body of YUKOS Oil Company) – to enter into transactions in the name of

YUKOS Oil Company and to instruct [it] to carry out all actions and sign all documents necessary for concluding transactions in execution of the present decision.

(2) For the adoption by the YUKOS Oil Company General Shareholders' Meeting of a decision on approving a large transaction, to determine, in accordance with Article 77 of the Federal Law "On Joint-Stock Companies", the price of the acquired (alienated) property per a large transaction at the moment of the adoption of the present decision:

1) To determine the price of the issued common registered shares of OAO Sibneft that are being acquired per the purchase-sale agreement and transferred as collateral as being 3.16 US dollars for one issued common registered share of OAO Sibneft.
2) To determine the price of the YUKOS Oil Company promissory notes (non-interest-bearing promissory notes with a nominal value equivalent to 3 000 000 000 (Three billion) US dollars, with payment in RF rubles at the CBRF exchange rate as of the payment date with a maturity date of "on demand") that may be transferred in payment for the issued common shares of OAO Sibneft as equal to their aggregate nominal value.
3) To determine the price of the issued common registered shares of YUKOS Oil Company that may be transferred in exchange for the issued common shares of OAO Sibneft as equal to 9.35 US dollars for one issued common registered share of YUKOS Oil Company at the moment of the adoption of the present decision.

(3) To approve the transactions indicated in item 1 of the present decision as transactions indicated in part (26) and part (30) of item 1 of Article 20 of the YUKOS Oil Company Charter.

Results of the voting:
YUKOS Oil Company Board Members
"FOR" - 10
"AGAINST" - none
"ABSTAINED" - 1

YUKOS Oil Company reports on decisions adopted by the Board of Directors on the third question on the agenda:

Inasmuch as questions are being submitted for the consideration of the General Shareholders' Meeting of YUKOS Oil Company, in the case of the adoption of which the shareholder-owners of voting shares of YUKOS Oil Company who voted against or who did not take part in the voting have the right to request that YUKOS Oil Company buy back the voting shares owned by them in accordance with item 1 of Article 75 of the Federal Law "On Joint-Stock Companies":

1. To determine the price of the buyback of the issued common registered shares of YUKOS Oil Company, requests for the buyback of which may be presented by YUKOS Oil Company shareholders in accordance with Article 75 of the Federal Law "On Joint-Stock Companies" in an amount of 297 (Two hundred ninety seven) rubles for one issued common registered share of YUKOS Oil Company on the basis of the report of the independent appraiser ZAO "International Appraisal Center" of 29 April 2003.
2. To determine that the share buyback will be carried out by YUKOS Oil Company at the price determined in the present decision in the following procedure:

- In the event of the adoption by the YUKOS Oil Company general shareholders' meeting of a decision entailing the emergence of the right among shareholders to request that YUKOS Oil Company buy back shares, the shareholder-owner of voting shares who had voted against or had not taken part in the voting on the given question shall have the right to request that YUKOS Oil Company buy back all or part of the shares belonging to him;
- To include in the Notification on the Holding of the General Shareholders' Meeting information to shareholders on the fact that they have the right to request that YUKOS Oil

Company buy back shares belonging to them, the price of and procedure for implementing the buyback.

- The agent of YUKOS Oil Company for the buyback of the shares shall be AKB "Trust and Investment Bank";
- A written request for the buyback of YUKOS Oil Company shares (with required indication of the last name, first name, and patronymic (company name), passport data (registration data), place of residence (place of location), contact telephone of the shareholder, quantity of shares he is requesting be bought back) shall be directed by registered mail to the address: 113035, City of Moscow, ul. Sadovnicheskaya, d. 84/3/7, AKB "Trust and Investment Bank", Commercial Banking Directorate or shall be submitted in person to AKB "DIB", found at the address: City of Moscow, Kolpachny Lane, d. 4, str. 4, room 305;
- The request of a YUKOS Oil Company shareholder for the buyback of shares belonging to him must be submitted (must be received by AKB "Trust and Investment Bank") no later than 45 days from the moment of the adoption of the corresponding decision by the YUKOS Oil Company General Shareholders' Meeting;
- YUKOS Oil Company shareholders who have submitted a request for the buyback of shares will be mailed a filled-in set of documents necessary for reregistering the shares being bought back to the account of YUKOS Oil Company and detailed instructions on how to fill in the given documents, obtain tax benefits and choose the method for receiving the monetary funds for the shares bought back (to a bank account or by postal transfer) that will be sent from ABK "Trust and Investment Bank".
- Upon the expiration of the period for submitting requests for the buyback of shares, YUKOS Oil Company shall, during the course of 30 days, buy back shares from shareholders who have submitted buyback requests in the established procedure. Payment shall be made for the shares bought back after AKB "Trust and Investment Bank" has received the filled-in documents necessary for reregistering the shares being bought back to the account of YUKOS Oil Company, and the reregistration of the shares bought back to the account of YUKOS Oil Company;
- In the event that it is established that YUKOS Oil Company shareholders have submitted requests for the buyback of shares in a sum that exceeds 10 percent of the value of the net assets of YUKOS Oil Company as of the date of the adoption of the decision by the General Shareholders' Meeting, then the shares will be bought back from the shareholders proportionally to the requests submitted with the use of mathematical rules for rounding;
- YUKOS Oil Company shall notify shareholders at the address indicated in the request for buyback concerning the date of the payout of the monetary funds;

"FOR" - 10
"AGAINST" - none
"ABSTAINED" - 1
According to the results of the voting, the decision was adopted.

YUKOS Oil Company reports on decisions adopted by the Board of Directors on the fourth question on the agenda:

To determine the following procedure for determining the price of the issuance of additional common shares of YUKOS Oil Company by way of a closed subscription, including the procedure for determining the price of the issuance of additional shares to shareholders having preferential rights to acquire issued shares:

1) The shares shall be issued to participants in the subscription at a price confirmed by the YUKOS Oil Company Board of Directors and calculated according to the following formula:

Price for the issuance of one share = A x (B/C), where
A is the market value of one issued common registered share of the Open Joint-Stock Company "Siberian Oil Company" (OAO "Sibneft"), as determined by the independent appraiser ZAO "International Appraisal Center";
B is the quantity of issued common shares of OAO "Sibneft", comprising 1% of the charter capital of OAO "Sibneft";
C is the quantity of issued common shares of YUKOS Oil Company, comprising 0.36125% of the charter capital of YUKOS Oil Company not including shares belonging at the moment of the confirmation of the price to YUKOS Oil Company and to business enterprises, 100% of the charter capital (equity) of which belongs to YUKOS Oil Company.
2) The shares shall be issued to shareholders having preferential rights to acquire issued shares at a price for one share that is equal to the market weighted average price of one issued common registered share of YUKOS Oil Company on the Moscow Interbank Currency Exchange for the three months preceding the date of the confirmation by the YUKOS Oil Company Board of Directors of the Decision on the Issuance of Issued Additional Shares, but not lower than 10 percent in comparison with the price of the issuance to the participants in the subscription.
The price of the issuance of the shares to the participants in the subscription and to shareholders having preferential rights to acquire issued shares that has been determined in accordance with the procedure indicated in the present decision shall be indicated in numerical form in the Decision on the Issuance of Shares confirmed by the YUKOS Oil Company Board of Directors.

"FOR" - 10
"AGAINST" - none
"ABSTAINED" - 1

YUKOS Oil Company reports on decisions adopted by the Board of Directors on the fifth question on the agenda:

To submit for the consideration of the General Shareholders' Meeting of YUKOS Oil Company the question "On increasing the charter capital of YUKOS Oil Company by way of issuing additional common stares", to propose and recommend to the General Shareholders' Meeting of YUKOS Oil Company that it adopt the following decision:

1. Increase the charter capital of YUKOS Oil Company by way of the issuance of 1 000 000 000 (one billion) additional common registered book-entry shares with a nominal value of 0.004 rubles each (hereinafter referred to as "Additional Shares") under the following conditions:

- The Additional Shares shall be issued by closed subscription among the following parties: White Pearl Investments Ltd., N.P. Gemini Holdings Ltd., Marthacello Co. Ltd., Kravin Investments Ltd., Heflinham Holdings Ltd., Kindselia Holdings Ltd.
- Shareholders who voted against or who did not take part in the voting on the question of the issuance of the Additional Shares have a priority right to acquire Additional Shares in a quantity proportional to the quantity of issued common registered book-entry shares of YUKOS Oil Company belonging to them.
- The Additional Shares shall be paid for during their issuance in the full amount.
- Payment for the Additional Shares shall be made in non-cash form – with common registered book-entry shares of the Open Joint-Stock Company "Siberian Oil Company" with a nominal value of 0.0016 rubles, for the determination of the market price of which the independent appraiser ZAO "International Appraisal Center" shall be brought in, and the monetary appraisal of which shall be determined by a decision of the YUKOS Oil Company Board of Directors, but no higher than the appraisal carried out by the independent appraiser. Shareholders executing the preferential right to acquire Additional Shares shall have the right at their discretion to pay for them in cash form – in RF rubles by way of non-cash settlements in the procedure established in the Decision on the Issuance of Additional Shares.
- The issuance of the Additional Shares shall begin no earlier than two weeks after the disclosure of information on the state registration of the issuance of the Additional Shares and the providing to all potential acquirers of the opportunity for access to information on the issuance of the Additional Shares that must be disclosed in accordance with the normative acts of the RF.
- After the state registration of the issuance of the Additional Shares, YUKOS Oil Company shall send the shareholders indicated above notifications on the possibility of their exercising the priority right. During the course of 45 days from the moment of the sending of the indicated notification by YUKOS Oil Company, shareholders shall have the right to exercise the preferential right in full or in part in the procedure established in the decision on the issuance of the Additional Shares. The results of the exercise by shareholders of the preferential right shall be totaled up and confirmed by the YUKOS Oil Company Board of Directors no later than 7 (Seven) days from the date of completion of the indicated period, after which the remaining Additional Shares shall be issued among the persons participating in the closed subscription by way of entering into civil-law barter contracts for the Additional Shares for issued common registered book-entry shares of OAO Sibneft, in the procedure determined in the Decision on the Issuance of Additional Shares.
- The procedure for determining the price of the issuance of the Additional Shares, including the procedure for determining the price of the issuance of the Additional Shares to shareholders having preferential rights to acquire the Additional Shares:

1) The shares shall be issued to participants in the subscription at a price confirmed by the YUKOS Oil Company Board of Directors and calculated according to the following formula: Price for the issuance of one share = A x (B/C), where
A is the market value of one issued common registered share of the Open Joint-Stock Company "Siberian Oil Company" (OAO "Sibneft"), as determined by an independent appraiser;
B is the quantity of issued common shares of OAO "Sibneft", comprising 1% of the charter capital of OAO "Sibneft";
C is the quantity of issued common shares of YUKOS Oil Company, comprising 0.36125% of the charter capital of YUKOS Oil Company not including shares belonging at the moment of the confirmation of the price to YUKOS Oil Company and to business enterprises, 100% of the charter capital (equity) of which belongs to YUKOS Oil Company.
2) The shares shall be issued to shareholders having preferential rights to acquire issued shares at a price for one share that is equal to the market weighted average price of one issued common registered share of YUKOS Oil Company on the Moscow Interbank Currency Exchange for the three months preceding the date of the confirmation by the YUKOS Oil Company Board of Directors of the Decision on the Issuance of Issued Additional Shares, but not lower than 10 percent in comparison with the price of the issuance to the participants in the subscription.

The price of the issuance of the shares to the participants in the subscription and to shareholders having preferential rights to acquire issued shares that has been determined in accordance with the procedure indicated in the present decision shall be indicated in numerical form in the Decision on the Issuance of Shares confirmed by the YUKOS Oil Company Board of Directors.

- Based on the results of the issuance of the Additional Shares, amendments and additions shall be made in the YUKOS Oil Company Charter on the basis of the present decision of the General Shareholders' Meeting on increasing the charter capital of YUKOS Oil Company by way of the issuance of Additional Shares and the registered report on the results of the issuance of the Additional Shares.

2. To instruct OOO "YUKOS-Moscow" – the management organization of YUKOS Oil Company (executive body of YUKOS Oil Company) to implement the necessary actions associated with increasing the charter capital of YUKOS Oil Company.

"FOR" - 10
"AGAINST" - none
"ABSTAINED" - 1

YUKOS Oil Company reports on decisions adopted by the Board of Directors on the sixth question on the agenda:

(1) To call an extraordinary General Shareholders' Meeting of YUKOS Oil Company on 27 May of the year 2003 (hereinafter referred to as "Meeting").

(2) To hold the meeting by proxy ballot with the use of ballots for the voting without the joint presence of the shareholders

(3) To confirm the agenda of the Meeting:

1. On approving a large transaction (mutually related transactions) by YUKOS Oil Company associated with the acquisition and alienation by YUKOS Oil Company of property, the value of which comprises more than 50% of the balance-sheet value of the assets of YUKOS Oil Company, determined according to the data of its financial statements for the 1st Quarter of the year 2003
2. On introducing amendments and additions in the YUKOS Oil Company Charter.
3. On increasing the charter capital of YUKOS Oil Company by way of the issuance of additional common shares.

(4) To determine 06 May of the year 2003 as the date as of which a list of the persons having the right to participate in the Meeting shall be drawn up.

(5) To determine 27 May of the year 2003 as the final date for receipt of shareholders' ballots and, correspondingly, as the date of the Meeting.

(6) To confirm the list of Meeting materials to be presented to shareholders for familiarization in preparation for the holding to [*sic*] the Meeting:

- ❖ drafts of the decisions of the Meeting;
- ❖ the draft of the amendments and additions to the YUKOS Oil Company Charter;
- ❖ the report of the independent appraiser ZAO "International Appraisal Center" on the market value of one YUKOS Oil Company common share;
- ❖ an estimate of the value of the net assets of YUKOS Oil Company according to the data of its financial statements for the 1st Quarter of the year 2003;
- ❖ a transcript of the minutes of the meeting of the YUKOS Oil Company Board of Directors at which the decision to determine the price of the buyback of YUKOS Oil Company shares was adopted, with an indication of the price of the share buyback;
- ❖ a transcript of the minutes of the meeting of the YUKOS Oil Company Board of Directors at which the decision on determining the price of the issuance of additional shares was adopted;

(7) To establish that the information (materials) presented to shareholders for familiarization in preparation for the holding of the Meeting shall be sent to the shareholders with a notification of the holding of the Meeting and ballots for voting. Additional familiarization of shareholders with information (materials) shall take place from 07 May of the year 2003 through 27 May of the year 2003 on workdays from 14:00 to 17:00 at the addresses indicated in the attachment to the present decision.

(8) To determine that the ballots that have been filled in and signed by the shareholders must be sent to "M-Reestr" CJSC – the registrar of YUKOS Oil Company, carrying out the functions of the Accounting Commission of YUKOS Oil Company, at the address: 117312, of the year of [*sic*] Moscow, ul. Vavilova 23, ZAO "M-Reestr" by 27 May of the year 2003.

(9) To determine the form and the text of the ballot for voting on the Meeting agenda question.

(10) To determine the form and the text of the Notification to Shareholders on the holding of the Meeting.

(11) To appoing M.V. Sadomskay – Secretary of the Meeting,

(12) To assign the specialized registrar "M-Reestr" CJSC, carrying out the functions of the Accounting Commission, to send each person indicated in the list of persons having the right to participate in the Meeting by registered mail no later than 06 May 2003:

- the notification to shareholders on the holding of the Meeting;
- ballots for voting on the agenda questions for the Meeting;
- the following information (materials) presented to shareholders for familiarization
- ❖ drafts of the decisions of the Meeting;
- ❖ the draft of the amendments and additions to the YUKOS Oil Company Charter;
- ❖ an estimate of the value of the net assets of YUKOS Oil Company according to the data of its financial statements for the 1st Quarter of the year 2003;
- ❖ a transcript of the minutes of the meeting of the YUKOS Oil Company Board of Directors at which the decision to determine the price of the buyback of YUKOS Oil Company shares was adopted, with an indication of the price of the share buyback;
- ❖ a transcript of the minutes of the meeting of the YUKOS Oil Company Board of Directors at which the decision on determining the price of the issuance of additional shares was adopted;
- ❖ a transcript from the report of the independent appraiser ZAO "International Appraisal Center" on the market value of one common share of YUKOS Oil Company;

(13) To assign the specialized registrar "M-Reestr" CJSC, carrying out the functions of an Accounting Commission, to send a Report on the results of the voting at the Meeting by registered mail to each person indicated in the list of persons having the right to participate in the Meeting no later than 10 days after compiling the report on the results of the voting at the Meeting.

(14) To confirm the conditions of an additional agreement with "M-Reestr" CJSC for preparation for the holding of an Extraordinary General Shareholders' Meeting and carrying out the functions of an Accounting Commission to the Agreement on Maintaining a Registry of Shareholders between YUKOS Oil Company and "M-Reestr" CJSC.

"FOR" - 10
"AGAINST" - none
"ABSTAINED" - 1

Director of projects of the Directorate of Corporate Finance,
"YUKOS-Moscow", Ltd. -
managing company of the "YUKOS" Oil Company" OJSC V.F. Tishchenkov

Minutes of voting at Board of Directors meeting

Date of emergence of fact (event, action): *1.07.2003*
Code of fact (event, action): *1300198A01072003*

Date of Board of Directors meeting at which the decisions were adopted: *30 June 2003.*

Total elected members of the Board of Directors - 11.
Took part in the meeting in person:
S.G. Kukes – Chairman of the Board of Directors
M.B. Khodorkovsky
F.C. Buclez
Yu.A. Golubev

Took part in the meeting by conference-call (telephone) connection:
J. Kosciusko-Morizet
S. Carey
Raj Kumar Gupta
M. Soublin

(In accordance with the YUKOS Oil Company Charter, members of the Board of Directors taking part in a meeting by conference-call connection likewise presented written opinions on the agenda questions of the present meeting of the Board of Directors prior to the compiling of the present minutes).

Presented written opinions:
Yu.P. Pokholkov
A.E. Kontorovich
B. Loze

A quorum for the adoption of decisions exists.

YUKOS Oil Company reports on the decisions adopted by the Board of Directors on the first agenda question:

On the basis of the opinion of the independent appraiser ZAO "International Appraisal Center", to determine the size of the monetary appraisal of the property contributed in payment for additional shares – blocks of shares of OAO "Sibneft", as carrying out the market value of one common registered share of OAO "Sibneft", which comprised 95 (Ninety five) rubles in consideration of the results of the appraisal of the market value of one common share of OAO "Sibneft" carried out by the independent appraiser ZAO "International Appraisal Center", and the quantity of OAO "Sibneft" shares contributed in payment for additional YUKOS Oil Company shares by the acquirer.

Results of the voting on the first agenda question:
"FOR" - 11
"AGAINST" - none
"ABSTAINED" - none
The decision has been adopted on the basis of the results of the voting.

YUKOS Oil Company reports on the decisions adopted by the Board of Directors on the second agenda question:

In accordance with the procedure for determining the price of the issuance of additional common shares of YUKOS Oil Company by closed subscription, confirmed by an extraordinary general shareholders' meeting of YUKOS Oil Company on 27 May 2003 (minutes № 2), to determine the price of the issuance of one additional common registered book-entry share of YUKOS Oil Company to the participants in the closed subscription in an amount of 558 (Five hundred fifty eight) rubles and 37 kopeks, proceeding from its market value in consideration of the results of the appraisal of the market value of one common share of YUKOS Oil Company carried out by the independent appraiser ZAO "International Appraisal Center", and proceeding from the appraisal of the market value of one common share of OAO "Sibneft" carried out by the independent appraiser ZAO "International Appraisal Center", expert opinions prepared by the Russian Society of Appraisers, as well as in consideration of the opinion of a financial consultant - UBS Limited.

Results of the voting on the second agenda question:
"FOR" - 11
"AGAINST" - none
"ABSTAINED" - none
The decision has been adopted based on the results of the voting.

YUKOS Oil Company reports on the decisions adopted by the Board of Directors on the third agenda question:

To determine the price of the issuance of one additional common registered book-entry share of YUKOS Oil Company to shareholders having a priority right to acquire additional shares, in accordance with the decision of an extraordinary general shareholders' meeting of YUKOS Oil Company of 27 May 2003 (minutes № 2) in an amount of 502 (Five hundred and two) rubles and 53 kopeks, i.e. 10 percent lower than the price determined by the YUKOS Oil Company Board of Directors for the issuance of one additional common registered book-entry share of YUKOS Oil Company to the participants in the closed subscription.

Results of the voting on the third agenda question:
"FOR" - 11
"AGAINST" - none
"ABSTAINED" - none
The decision has been adopted based on the results of the voting.

YUKOS Oil Company reports on the decisions adopted by the Board of Directors on the fourth agenda question:

To confirm the Decision on the Issuance of Common Registered Book-Entry Shares of the Open Joint-Stock Company "YUKOS Oil Company" (Attachment №1) in a quantity of 1 000 000 000 (One billion) shares with a nominal value of 0.004 rubles each, issued in accordance with the decision on increasing the charter capital by way of the issuance of additional common shares adopted by an extraordinary general shareholders' meeting of YUKOS Oil Company on 27 May 2003 (minutes № 2).

"FOR" - 10 (S.G. Kukes, M.B. Khodorkovsky, F.C. Buclez, Yu.A. Golubev J. Kosciusko-Morizet, S. Carey,

Raj Kumar Gupta, Yu.P. Pokholkov, A.E. Kontorovich, B. Loze)

"AGAINST" - *none*

"ABSTAINED" - *1 (M. Soublin)*

Director of projects of the Directorate of Corporate Finance, "YUKOS-Moscow", Ltd. - managing company of the "YUKOS" Oil Company" OJSC ***V.E. Tishchenkov***

YUKOS Corp. File # 141416

Annex 4

Forward-looking statements.

Some of the information in this press release may contain projections or forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

YUKOS' crude oil production up 20.6 % in the first six months of 2003

Moscow, September 5, 2003- YUKOS Oil Company today released its preliminary consolidated operating results for the second quarter and six months of 2003.

YUKOS' production was 19.7 million metric tons (144 million barrels) of crude oil including 0.18 million metric tons (1.32 million barrels) of YUKOS' interest in production of equity affiliates in the second quarter of 2003, which is 18.3% more than in the corresponding period of 2002. Refinery throughput increased by 17.4% in the second quarter of 2003 to 8.8 million metric tons (65 million barrels) mainly as a result of consolidation into the Company's operating results of 1.1 million metric tons (8 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the second quarter of 2003.

YUKOS' production was 39.0 million metric tons (285 million barrels) of crude oil including 0.23 million metric tons (1.65 million barrels) of YUKOS' interest in production of equity affiliates in the first six months of 2003, which is 20.6% more than in the corresponding period of 2002. *Refinery throughput increased by 19.8% in the first six months of 2003 to 18.1* million metric tons (133 million barrels). Included in the refinery throughput were 2.86 million metric tons (20.93 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the first six months of 2003.

Gas production was 1.15 billion cubic meters (40.8 billion cubic feet) including 0.13 billion cubic meters (4.5 billion cubic feet) of YUKOS' interest in production of equity affiliates in the second quarter of 2003 compared to 0.49 billion cubic meters (17.3 billion cubic feet) in the second quarter of 2002. Gas production was 2.66 billion cubic meters (94.0 billion cubic feet) including 0.28 billion cubic meters (10.1 billion cubic feet) of YUKOS' interest in production of equity affiliates in the first six months of 2003 compared to 0.95 billion cubic meters (33.6 billion cubic feet) in the first six months of 2002. Gas production increased primarily due to commissioning of the Luginetskoye gas compressor station in June 2002 and consolidation into the Company's operating results of 0.73 billion cubic meters (25.6 billion cubic feet) of gas produced by YUKOS' subsidiary OAO NNGK Sakhaneftegas in the first six months of 2003.

In the second quarter of 2003 international sales of crude oil were 11.4 million metric tons (83 million barrels), an increase of 34.2% over the same period in 2002. Excluded from the international sales of crude oil were 1.1 million metric tons (8 million barrels) of intercompany sales of crude oil delivered to Mazeikiu Nafta in the second quarter of 2003. International sales

of petroleum products were at a level of 4.2 million metric tons (30 million barrels) in the second quarter of 2003, which is 63.4% higher than in the second quarter of 2002 mostly as a result of inclusion into the Company's international petroleum product sales of 1.1 million metric tons (8.2 million barrels) sold by Mazeikiu Nafta.

In the first six months of 2003 international sales of crude oil were 21.2 million metric tons (155 million barrels), an increase of 29.8% over the same period in 2002. Excluded from the international sales of crude oil was 2.73 million metric tons (19.96 million barrels) of intercompany sales of crude oil delivered to Mazeikiu Nafta in the first six months of 2003. International sales of petroleum products were at a level of 8.0 million metric tons (58 million barrels) in the first six months of 2003, which is 66.0% higher than in the same period of 2002 mostly as a result of inclusion into the Company's international petroleum product sales of 2.55 million metric tons (19.50 million barrels) sold by Mazeikiu Nafta.

In the second quarter of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 12.3 million metric tons (90 million barrels), an increase of 41.9% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 3.1 million metric tons (21 million barrels) in the second quarter of 2003, an increase of 26.0% over the same period in 2002. In the first six months of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 23.6 million metric tons (173 million barrels), an increase of 44.6% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were 5.3 million metric tons (39 million barrels) in the first six months of 2003, an increase of 13.5% over the same period in 2002.

Sales of petroleum products on the Russian domestic market in the second quarter of 2003 were 4.4 million metric tons (34 million barrels), which is 9.2% lower than in the same period of 2002. Sales of petroleum products on the Russian domestic market in the first six months of 2003 were 8.9 million metric tons (67 million barrels), which is 3.7% lower than in the same period of 2002.

The light product yield at Company refineries, including Mazeikiu Nafta, was 59.89% in the second quarter of 2003, compared to 58.59% in the second quarter of 2002. Excluding Mazeikiu Nafta, the light product yield was 58.10% in the second quarter of 2003. The light product yield at Company refineries, including Mazeikiu Nafta, was 60.30% in the first six months of 2003, compared to 58.15% in the first six months of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.92% in the first six months of 2003.

YUKOS drilled 313.6 thousand meters of production wells in the second quarter of 2003, 22.7% more than in the second quarter of 2002 excluding YUKOS' interest in equity affiliates. Placed on stream in the second quarter of 2003 were 95 new wells compared to 99 in the second quarter of 2002 excluding YUKOS' interest in equity affiliates. YUKOS drilled 537.7 thousand meters of production wells in the first six months of 2003, 16.6% more than in the same period of 2002 excluding YUKOS' interest in equity affiliates. Placed on stream in the first six months of 2003 were 168 new wells compared to 162 in the same period of 2002 excluding YUKOS' interest in equity affiliates.

The results of Mazeikiu Nafta operations were consolidated into the Company's results beginning with the fourth quarter 2002.

YUKOS anticipates that its reported annual production of crude oil will be slightly reduced from the original forecast of 83 million metric tons for 2003 due to lower than expected production in the first half of 2003 as a result of infrastructure limitations. YUKOS will make an attempt to reach the targeted daily production at the end of the year, however, due to limited

capacity of Transneft system YUKOS does not intend to make up the amount of first half 2003 production shortfalls.

Table 1: YUKOS preliminary operational results for the second quarter of 2003

	Three months ended June 30,		Three months ended June 30,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.**	mln bbl.**	
Crude oil production, including YUKOS' interest in equity affiliates	19.7	16.7	144	122	18.3%
YUKOS' interest in production of equity affiliates	0.18	0.00	1.32	0.00	n.a.
Refinery throughput	8.8	7.5	65	55	17.4%
Crude and petroleum product sales	20.0	16.6	147	121	20.9%
International sales of crude oil	11.4	8.5	83	62	34.2%
International sales of petroleum products	4.2	2.5	30	18	63.4%
Domestic petroleum product sales	4.4	4.9	34	37	-9.2%
Exports of crude oil outside the territory of the Russian Federation***	12.3	8.7	90	64	41.9%
Exports of petroleum products outside the territory of the Russian Federation***	3.1	2.4	21	18	26.0%

Table 2: YUKOS preliminary operational results for the first six months of 2003

	Six months ended June 30,		Six months ended June 30,		Percentage change 2002 to 2003*
	2003	2002	2003	2002	
	mln MT	mln MT	mln bbl.**	mln bbl.**	
Crude oil production, including YUKOS' interest in equity affiliates	39.0	32.3	285	236	20.6%
YUKOS' interest in production of equity affiliates	0.23	0.00	1.65	0.00	n.a.
Refinery throughput	18.1	15.1	133	111	19.8%
Crude and petroleum product sales	38.3	31.6	281	231	21.0%
International sales of crude oil	21.2	16.3	155	119	29.8%
International sales of petroleum products	8.0	4.8	58	34	66.0%
Domestic petroleum product sales	8.9	9.2	67	69	-3.7%
Exports of crude oil outside the territory of the Russian Federation***	23.6	16.3	173	120	44.6%
Exports of petroleum products outside the territory of the Russian Federation***	5.3	4.7	39	34	13.5%

* Percentage changes and volume data in barrels are calculated from the volume data before rounding.

** Conversion from tons to barrels is calculated from the data before rounding. For petroleum products approximate weighted average coefficients were used, which can be different for domestic and international sales as well as for different time periods.

*** Exports of crude oil and petroleum products mean sales made by YUKOS companies domiciled in Russia to foreign companies (both external foreign companies and YUKOS companies domiciled outside Russia) for use

outside the territory of the Russian Federation. International sales of crude oil and petroleum products mean sales made by all YUKOS companies included in YUKOS consolidated US GAAP financial statements to external foreign companies for use outside the territory of the Russian Federation. External foreign companies mean foreign companies which are not included in YUKOS consolidated US GAAP financial statements.

YUKOS Oil Company acquires 20% minus one share of Sibneft.

Moscow, September 3, 2003 - YUKOS Oil Company ('YUKOS') announced today that it has acquired 948 259 926 ordinary shares of OAO Sibneft constituting 20% minus 1 share of the outstanding shares of OAO Sibneft. The shares are subject to a lien to secure final payment for the shares that will be made upon completion of the Share Purchase and Share Exchange transactions between the principal shareholders of Sibneft and YUKOS.

The aforementioned acquisition is one of the steps in the implementation of the agreement between YUKOS and the principal shareholders of Sibneft, announced in April 2003, to combine the two companies.

YUKOS has filed corresponding notifications with the Russian Federal Securities Commission.

YUKOS announces new appointments

Moscow, August 27, 2003 - YUKOS Oil Company today announced the appointment of Steven Michael Theede as Chief Operating Officer (COO).

***Steven Michael Theede** was born on 31 March 1952 in Hutchinson, Kansas, USA. He graduated from Kansas State University in 1974 with a degree in Mechanical Engineering. From 1974 onward he was employed by Conoco in numerous management positions in Refining and Marketing as well as Exploration and Production. His most recent position before coming to YUKOS was President of Exploration, Production - Europe, Russia, and Caspian for ConocoPhillips.*

Also, Thomas Wayne Nicewarner has been appointed Chief Information Officer (CIO).

***Thomas Wayne Nicewarner** was born on 23 May 1949 in Houston, Texas, USA. He graduated from the University of Houston in 1975 with a degree in Electrical Engineering. He has held management posts in the areas of supply and transportation, marketing, natural gas and gas processing, and as President of Conoco Venezuela S.A. His most recent position was that of Chief Information Officer of Conoco Inc. in Houston, Texas.*

OMV and Yukos sign Memorandum on crude deliveries by new pipeline

Vienna, 13 August 2003 - OMV and YUKOS announced today that they have signed a Memorandum of Understanding for the supply of up to 5 million metric tons of crude oil per

annum to OMV's Schwechat refinery by a pipeline which is to be constructed from Bratislava in the Slovak Republic to Schwechat in Austria. The estimated investments for the project amount to EUR 28 million.

"The signed Memorandum represents a new step on our way towards developing a long-term mutually beneficial relationship with OMV," said Acting President of YUKOS RM Mikhail Brudno. "When implemented, this large-scale project will enable our partners to significantly diversify crude shipments, and will allow YUKOS to increase export deliveries to the promising European market."

"YUKOS looks forward to closely cooperating with AK Transneft with a view to more effectively implement this project", said Deputy Chairman of YUKOS' Board of Directors Alexander Temerko.

OMV CEO Wolfgang Ruttenstorfer: "For OMV, the Memorandum is of high strategic value as it clearly supports our organic growth strategy." OMV wants to double its 2001 market position by 2008 in both Refining & Marketing and Exploration & Production.

Gerhard Roiss, Deputy Chairman of OMVs Executive Board: "The cooperation will bring OMV cost advantages on both the product and logistics side".

The transportation volume has been set initially - with an option to increase it later - at a level of 2 million metric tons of crude oil per year, which corresponds to some 20% of the refining capacity of the Schwechat refinery. The capacity of the pipeline is expected to amount to approximately 3.6 million metric tons per year, expandable to some 5 million metric tons per year through the addition of pumping facilities.

The length of the future pipeline will be approximately 60 kilometers, of which 50 kilometers will pass through Austrian territory. The pipeline is planned to be commissioned by the end of 2005, with crude oil shipments beginning in January 2006 for an initial period of 10 years. The crude oil pricing is planned to be in line with that under YUKOS' crude supply contracts with other refineries in the region.

***YUKOS Oil Company** is the largest fully privatized Russian vertically integrated company. Information about YUKOS is available on the websites www.yukos.ru (in Russian) and www.yukos.com (in English).*

***OMV Aktiengesellschaft**, with Group sales of EUR 7.08 billion and 5,828 employees in 2002, and a current market capitalization of EUR 2.8 billion, is Austria's largest listed industrial company. As the leading oil and gas group in Central and Eastern Europe, OMV is active in 12 CEE countries in Refining and Marketing (R&M). OMV has set a goal of doubling its 2001 market position to 20% by 2008. OMV has international Exploration and Production activities (E&P) in 17 countries. The Group also operates integrated chemical manufacturing plants. In addition, it holds a 25% stake in Borealis A/S, one of the world's leading manufacturers of polyolefins, and a 45% stake in the BAYERNOIL refinery network, a stake of approximately 9% in the Hungarian petroleum company MOL, and a 25.1% stake in The Rompetrol Group NV, the largest private oil company in Romania.*

YUKOS Discloses Aspects of Intended Corporate Governance Structure of YukosSibneft

Moscow, August 6, 2003 - YUKOS Oil Company ("YUKOS") today announced that it has been informed that the principal shareholders of OAO Sibneft ("Sibneft") and the principal shareholders of YUKOS, as a part of the combination of Sibneft and YUKOS (the "Transaction"), have agreed on certain policies for YukosSibneft following completion of the Transaction.

It has been agreed that the YukosSibneft Board of Directors will be elected by cumulative voting; the Chairman of YukosSibneft's Board of Directors will be nominated by Sibneft's principal shareholders; and YUKOS' principal shareholders will nominate the management of YukosSibneft.

In addition, YukosSibneft will not take certain major actions exceeding specified thresholds without the consent of both YUKOS' principal shareholders and Sibneft's principal shareholders, including among others, the approval of strategic plans, asset sales or acquisitions, and borrowings or guarantees for third parties. If such shareholders fail to agree on any such actions, then the parties may appeal to an independent expert to resolve their disagreement.

YUKOS' principal shareholders and Sibneft's principal shareholders currently intend to procure that YukosSibneft would declare and pay quarterly and year-end dividends of not less than 40% of net income calculated in accordance with US GAAP. YukosSibneft would not declare aggregate dividends in respect of any financial year in excess of US$2.2 billion without approval by the principal shareholders of YukosSibneft.

Except under limited circumstances, transfers of YukosSibneft shares by the principal shareholders of either YUKOS or Sibneft would be subject to certain restrictions, including among other things rights of first refusal, tag-along rights and special restrictions applicable to transfers resulting in a change of control. YUKOS' principal shareholders and Sibneft's principal shareholders have also agreed to procure that YukosSibneft grant them preemptive rights to maintain their respective percentage interests in connection with any new share issue.

The principal shareholders of YukosSibneft intend to implement the foregoing policies, including through amendments to YukosSibneft's Charter in the manner required and to the extent permitted by Russian law.

YUKOS clarifies terms of share buy-back and Sibneft share exchange

Moscow, July 18, 2003 - YUKOS Oil Company intends to provide additional clarification with respect to the terms of the share buyback announced on behalf of YUKOS Oil Company by its wholly-owned subsidiary, ZAO Yukos-M, several days ago and the issuance of up to 1 billion YUKOS shares in relation to the previously announced share exchange with OAO Sibneft's principal shareholders.

YUKOS Oil Company has announced its intention to buy back up to 10% of its shares through a wholly-owned subsidiary, ZAO Yukos-M. The offer to purchase the shares was made to shareholders of record as of July 4, 2003. The text of the offer was published in the newspapers Vedomosti and Rossiyskaya Gazeta and on the web site of Trust Investment Bank, the agent for the transaction. Deutsche Bank, the ADR program depositary bank, intends to clarify the exact manner of the participation of ADR holders in the transaction in a separate communication to ADR holders.

ZAO Yukos-M will purchase up to 223,696,457 shares, which constitutes 10% of YUKOS' total shares. The offer price was set at 505 rubles per share. In the event that the total number of shares offered for sale exceeds 223,696,457 shares, the shares will be bought on a pro rata basis.

In April 2003, YUKOS entered into definitive agreements with the principal shareholders of Sibneft under which YUKOS is to (1) acquire shares representing 20% of the issued share capital of Sibneft less one share for a total cash consideration equivalent to USD 3 billon and (2) acquire 72% of the issued share capital of Sibneft plus one share in exchange for 26.01% of the fully diluted share capital of YUKOS (which is to be renamed YukosSibneft). It is expected that the shares necessary for YUKOS to complete the share exchange will come from a mixture of newly issued shares, existing treasury shares owned by YUKOS and/or its affiliated entities, and shares acquired through the buy-back.

The exact number of YUKOS shares to be delivered in the share exchange will depend on a number of factors, including the number of shares acquired by Yukos shareholders exercising their preemptive rights in the course of the planned new share issue, the number of shares tendered to Yukos by shareholders exercising their statutory redemption rights and the number of shares purchased in the buy-back. The share valuations and implied ratio announced by YUKOS on July 7, 2003 regarding the issuance of up to 1 billion shares, which is in accordance with certain regulatory requirements, relate solely to that issuance and should not be taken as a full indication of the final terms of the share exchange.

Additional information concerning YUKOS is available on official YUKOS websites, www.yukos.com (in English) or www.yukos.ru (in Russian).

THIS PRESS RELEASE IS NOT BEING ISSUED IN THE UNITED STATES OF AMERICA AND IS NOT FOR PUBLICATION OR DISTRIBUTION IN THE UNITED STATES. THIS PRESS RELEASE DOES NOT CONTAIN OR CONSTITUTE AN OFFER OR INVITATION TO SELL OR PURCHASE OR A SOLICITATION OF ANY OFFER TO SELL OR PURCHASE SECURITIES IN THE UNITED STATES. THE SECURITIES OF OAO YUKOS OIL COMPANY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THAT ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THAT ACT.

THIS PRESS RELEASE IS DIRECTED IN THE UNITED KINGDOM ONLY AT PERSONS WHO EITHER HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS OR ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OR ARTICLE 43 ("MEMBERS AND CREDITORS OF CERTAIN BODIES CORPORATE") OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001 (AS AMENDED) (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS PRESS RELEASE MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PRESS RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

THIS PRESS RELEASE IS NOT A PUBLIC OFFER OR ADVERTISEMENT OF SECURITIES IN THE RUSSIAN FEDERATION, AND IS NOT AN OFFER TO AN UNLIMITED GROUP OF PERSONS, OR A PUBLIC INVITATION TO MAKE OFFERS, TO PURCHASE ANY SECURITIES IN THE RUSSIAN FEDERATION.

THIS PRESS RELEASE DOES NOT CONTAIN OR CONSTITUTE AN OFFER OR INVITATION TO SELL OR PURCHASE, OR A SOLICITATION OF ANY OFFER TO SELL OR PURCHASE, SECURITIES IN ANY JURISDICTION WHERE IT WOULD BE PROHIBITED.

YUKOS Oil Company and the Government of Lithuania sign amendments to key agreements regarding Mazeikiu Nafta

Vilnius, 9 July 2003. YUKOS Oil Company, the Government of Lithuania and Mazeikiu Nafta have signed amendments to the investment agreement, the shareholders agreement and the management services agreement associated with Mazeikiu Nafta, which will allow for reductions in expenses and the more efficient management of Mazeikiu Nafta. In accordance with the agreements, YUKOS has agreed to waive its 15% management fee for its position as manager of Mazeikiu Nafta.

"YUKOS Oil Company is a long-term investor in Mazeikiu Nafta in partnership with the Lithuanian Government", said Mikhail Brudno, Acting President of YUKOS RM and Chairman of the Board of Mazeikiu Nafta. "The agreements resulted from constructive negotiations with the Lithuanian Government with the goal of improving the financial situation and optimizing the management of Mazeikiu. Both of the main shareholders made significant concessions for the benefit of Mazeikiu Nafta during the negotiations".

"I am glad to see the highly constructive cooperation between the Government and YUKOS today. I hope that these decisions will contribute to the successful work of Mazeikiu Nafta", said Petras Cesna, Minister of Economy.

As a part of the agreements between YUKOS and the Lithuanian Government, restructuring of financial arrangements for Mazeikiu Nafta have also been agreed. The terms of the loan agreement from the Government of Lithuania to Mazeikiu Nafta with an outstanding balance of USD 288.9 million were amended to decrease the interest rate on the loan as well as extending the loan maturity to 10 years. In addition, Vilniaus Bankas and Vereins Und Westbank AG Vilnius Branch have provided USD 150 million in financing to Mazeikiu in order to refinance loans originally provided to Mazeikiu by Yukos Finance BV in 2002. The structure of the repayment schedule of the new loan is identical to the repayment structure of the amended loan provided by the Lithuanian Government. A loan provided by the Bank of Tokyo Mitsubishi will also be refinanced by the Standard Bank of London together with Hansa Bankas. Both of the new loans will be guaranteed by the Lithuanian Government and will be at lower interest rates than the previous financing.

YUKOS holds 53.7 percent of the shares of Mazeikiu Nafta, while the Lithuanian Government owns 40.66 percent.

Board of Directors of YUKOS Oil Company approves issuance of up to 1 billion shares.

Moscow, July 7, 2003 - At its meeting held on June 30, 2003 the Board of Directors of YUKOS Oil Company adopted a number of decisions related to the proposed merger of YUKOS and Sibneft.

In accordance with the decision of the extraordinary general shareholders' meeting (EGM) held on 27 May 2003, the Board of Directors approved the issuance of up to 1 billion ordinary registered non-documentary shares with a face value of 0.004 Rubles each. In accordance with the EGM decision the aforementioned shares will be placed through a closed subscription to the principal shareholders of OAO Sibneft in exchange for OAO Sibneft' shares.

By decision of the Board of Directors and based upon the report of an independent appraiser, the value of the property accepted as payment for the additional YUKOS shares was set at 95 Rubles per one share of Sibneft. According to the corresponding procedure approved by the EGM, the Board set the price for additional YUKOS shares to be placed through the closed subscription at 558.37 Rubles per one YUKOS share.

The price at which the pre-emptive right can be exercised by YUKOS shareholders who voted against or abstained from voting for the issuance of up to one billion shares at the EGM held on May 27, 2003, was set at 502.53 Rubles per share.

YUKOS plans to file, within the statutory timeframe, all the documents necessary to register the new share offering with the Federal Commission for the Securities Market of the Russian Federation.

YUKOS Oil Company results increase sharply in the first quarter of 2003

Moscow, July 7, 2003- YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the first quarter of 2003 prepared in accordance with US GAAP and reviewed by PricewaterhouseCoopers.

2003 First Quarter Financial and Operational Highlights

	Three Months Ended March 31st,		**Change**
	2003	**2002**	
Sales and other operating revenues (billions USD)	3.898	2.009	94.0%
Net income (billions USD)	1.267	0.462	174.2%
Earnings per share, basic and diluted (USD)	0.59	0.21	181.0%
Crude oil production (millions metric tons)	19.2	15.7	22.6%
Crude oil production (millions barrels)	140.5	114.6	22.6%
Refining throughput (millions metric tons)	9.2	7.6	21.7%
Refining throughput (millions barrels)	67.6	55.6	21.7%

"Strict maintenance of cost control, increased sales volumes and a favorable price environment in the first quarter of 2003 allowed YUKOS to report strong net income growth compared to the same period of 2002" said Mikhail Khodorkovsky, Chairman of the Executive Committee of the Board of Directors of YUKOS.

Sales and other operating revenues reached USD 3.898 billion for the first quarter of 2003, a 94.0% increase compared to the same period of 2002 as a result of higher production volumes and higher domestic and international realized prices, which were exceptionally strong

due to the effects of the situation in Iraq and disruptions in Venezuelan and Nigerian supplies. Net income for the first quarter of 2003 was USD 1.267 billion versus USD 462 million in the same period of 2002 as margins improved in the first quarter 2003 due to continued cost control efforts and higher realized prices. Earnings before interest, taxes, depreciation, and amortization (EBITDA) for the first quarter of 2003 were USD 1.664 billion, compared to USD 677 million in the same period of 2002 (see reconciliation of EBITDA to net income in a table below).

Crude oil production reached 19.2 million metric tons (140.5 million barrels) in the first quarter of 2003, up 22.6% compared to the same period of 2002. Refining throughput increased 21.7% year on year to 9.2 million metric tons (67.6 million barrels) in the first quarter of 2003. A large portion of the refining throughput increase was attributable to the consolidation of AB Mazeikiu Nafta in September 2002, which refined 1.7 million metric tons (12.7 million barrels) in the first quarter of 2003. YUKOS continued to grow international sales, which increased year on year by 34.9% in the first quarter 2003 and reached 13.7 million metric tons (100,6 million barrels) of crude oil and oil products combined.

Average production lifting costs in the first quarter of 2003 were USD 1.46 per barrel of oil eqivalent, 10.6% higher than in the same period of 2002, and average general and administrative expenses related to oil and gas production were USD 0.34 per barrel of oil equivalent, 6.3% higher than in the same period of 2002. Both figures increased primarily due to the company's decision to begin accruing annual bonuses on a quarterly basis in 2003 which was not the case in 2002. In the first quarter of 2003 refining operating costs were USD 1.31 per barrel, 21.3% higher than in the same period of 2002 with most of the increase due to the consolidation of AB Mazeikiu Nafta, which has higher light product yield.

Distribution expenses were USD 454 million in the first quarter of 2003 compared to USD 294 million in the same period of 2002. This increase reflected significant growth of export volumes, transportation tariff increases and a higher share of rail and marine shipments in the transportation mix. Taxes other than income tax amounted to USD 1.032 billion in the first quarter of 2003, which represents an increase of 92.5% or USD 496 million versus the corresponding period of 2002 primarily as a result of higher sales volumes, higher unified production tax and higher export duties linked to crude oil prices.

In the first quarter of 2003 YUKOS invested a total of USD 452 million in its upstream development, in refinery upgrades and enhancement of its marketing capabilities compared to USD 277 million in the same period of 2002. Out of these amounts, net capital expenditures in upstream in the first quarter of 2003 were USD 342 million and net downstream and other capital expenditures were USD 110 million, compared to USD 202 million and USD 75 million respectively in the same period of 2002. Separately, net cash expenditures for acquisitions, including advances to intermediaries, were USD 12 million in the first quarter of 2003, comprised of payments for certain small acquisitions, offset by proceeds received from the sale of interests in subsidiaries involved in Zapadno-Malobalykskoe oilfield.

Cash, cash equivalents and marketable securities as of March 31, 2003 were USD 4.496 billion compared to USD 3.995 billion at December 31, 2002. Combined long-term and short-term debt was USD 466 million at March 31, 2003 compared to USD 499 million at the end of 2002.

The full set of financial statements and notes thereto as well as management's discussion and analysis of the first quarter 2003 results are available on the Company's web site www.yukos.com.

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	March 31st, 2003	December 31st, 2002
Current assets	8,119	7,232
Total assets	15,965	14,394
Current liabilities	1,505	1,704
Total liabilities	3,739	3,523
Minority interest	367	316
Total shareholders' equity	11,859	10,555

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	Three Months Ended March 31st,	
	2003	2002
Sales and other operating revenues	3,898	2,009
Total operating costs and other deductions	(2,494)	(1,392)
Crude oil and petroleum products purchased	(126)	(49)
Operating expenses	(463)	(313)
Distribution expenses	(454)	(294)
Selling, general and administrative expenses	(253)	(108)
Depreciation, depletion and amortization	(114)	(75)
Taxes other than income tax	(1,032)	(536)
Total other income	207	32
Total income tax	(339)	(198)
Minority interest	(16)	11
Cumulative effect of change in accounting principle, net of tax	11	-
Net income	1,267	462
Basic and deluted net income per ordinary share (USD per share)	0.59	0.21

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars)

	Three Months Ended March 31st,	
	2003	2002
Net income	1,267	462
Adjustments to reconcile net income to net cash provided by operating activities	148	185
Total changes in operational working capital, excluding cash and debt	(88)	(262)
Net cash from operating activities	1,327	385

Net cash used for investment activities	(796)	(645)
Net cash used for financing activities	(413)	(18)
Effect of foreign exchange on cash balances	5	(14)
Net change in cash and cash equivalents	123	(292)

Reconciliation of earnings before interest, tax, depreciation and amortization (EBITDA) to net income
(expressed in millions of US Dollars)

	Three Months Ended March 31st,	
	2003	**2002**
Net income	1,267	462
Income tax expense	339	198
Interest expense	16	8
Interest income	(72)	(66)
Depreciation, depletion and amortization	114	75
EBITDA	1,664	677

YUKOS Oil Company Annual Shareholders' Meeting approves dividend of 9.89 Rubles per share for the year 2002

Moscow, June 18, 2003 - The Annual General Meeting of Shareholders of YUKOS Oil Company approved the payment of a dividend for 2002 in the amount of 9.89 rubles per one ordinary share of YUKOS, including an interim dividend of RUR 5.70 rubles per share that had been paid out earlier. By decision of the shareholders meeting, the remaining portion of the dividend for 2002, in the amount of RUR 4.19 per one ordinary share, will be paid out by August 31, 2003 to shareholders of record as of May 3, 2003.

The shareholders also approved revisions to the Articles of Association of YUKOS Oil Company and elected a new Board of Directors consisting of 11 persons (see below). At its first meeting, which followed the shareholders' meeting, the new Board elected Simon Kukes as its Chairman.

PricewaterhouseCoopers Audit was approved as the RAS/US GAAP auditor of the Company for the 2003 fiscal year.

New YUKOS Board of Directors elected by the Annual General Meeting of Shareholders on June 18, 2003:

1. Yuri Golubev - independent consultant
2. Francois Buclez - Director, GM Investment & Co. Ltd.
3. Raj Kumar Gupta - independent consultant
4. Jacques Kosciusko-Morizet - Manager, Kajis Sari

YUKOS Corp. File # 141416

5. Alexei Kontorovich - Director, Institute of Oil and Gas Geology, Siberian Branch of the Russian Academy of Sciences
6. Simon Kukes - former President, Tyumen Oil Company
7. Sarah Carey - Attorney at Law; Partner, Squire, Sanders & Dempsey LLC
8. Bernard Loze - President, Loze & Associes
9. Yuri Pokholkov - Rector, Tomsk Polytechnic University
10. Michel Soublin - Treasurer, Shlumberger Limited
11. Mikhail Khodorkovsky - Chairman, Board of Directors, OOO YUKOS-Moscow

YUKOS finalizes merger with Eastern Oil Company

Moscow, June 11, 2003 - The joint shareholders' meeting of YUKOS Oil Company and Eastern Oil Company (VNK) held by mail-in ballot on June 9, 2003 approved the de-capitalization of YUKOS by 27 172 common non-documentary shares and made associated amendments to the Articles of Association of YUKOS Oil Company.

27 172 common non-documentary shares were tendered back to YUKOS during the merger process by YUKOS' shareholders and cancelled as required by the Law on Corporations. In accordance with the decisions of the joint shareholders' meeting the authorized capital of YUKOS Oil Company is now RUR 8 947 858.31 and is split into 2 236 964 578 common registered non-documentary shares each with a face value of RUR 0.004.

The joint shareholders' meeting was the final step of the merger between VNK and YUKOS Oil Company. VNK will be excluded from the Unified State Register of corporate entities and its shares will be converted into YUKOS' stock at a ratio of 120 common registered non-documentary shares of VNK per one common registered non-documentary share of YUKOS Oil Company.

As had been reported earlier, on 27 January 2003, an extraordinary meeting of VNK shareholders approved the merger with YUKOS (see press release of 30 January 2003).

On 3 February 2003, an extraordinary meeting of YUKOS shareholders approved the Company's restructuring via the merger with VNK (see press release of 5 February 2003).

Extraordinary meeting of YUKOS shareholders adopts decision associated with realization of transaction with Sibneft

Moscow, May 28, 2003 - An extraordinary general shareholders' meeting of YUKOS Oil Company, held by mail-in ballot on 27 May 2003, has adopted a decision with respect to the process of the merger (or integration) of YUKOS and Sibneft.

In part, the YUKOS extraordinary shareholders' meeting approved the large-scale transaction (and associated transactions) to acquire 20% minus one share of Sibneft for US $3 billion, and an additional acquisition of up to 72% of the shares in Sibneft in exchange for YUKOS stock.

For these purposes, the meeting approved an increase in the Company's charter capital through the issuance of up to 1 billion new shares, making the necessary amendments in the Company's Charter. The meeting decided that the additional shares will be issued through a closed subscription, with payment to be made in OAO Sibneft shares.

Appropriate amendments to the YUKOS Charter will be made after the additional shares have been issued, in consideration of the actual number of shares issued.

YUKOS announces change in ratio for its Level 1 ADR program

Moscow, May 20, 2003 - Following a decision by its Board of Directors, YUKOS Oil Company announced today that on the 23rd of May it will change the ratio for its Level 1 ADR Program from 15 Ordinary Shares per each American Depositary Share to 4 Ordinary Shares per each American Depositary Share, resulting in an additional 2.75 ADRs being distributed for each ADR currently issued.

"The strong performance of YUKOS' ADR program has resulted in a price per ADR more than 4 times the original trading price in 2001, said Bruce Misamore, YUKOS' Chief Financial Officer. YUKOS believes that this change in its ADR program will make YUKOS' ADRs available to a broader group of investors thus improving trading and market liquidity for all of its ADR investors."

At the time YUKOS' ADR program was launched in March 2001, its ADRs initially were traded at about $39 per ADR. The trading range since the beginning of 2003 has been from $ 133.1 per ADR to the closing price of $191.0 per ADR on Friday, May 16th .

About 13.6% of the Company's shares are now traded in ADR form under the program through markets in the United States, London, Berlin, Frankfurt, Munich and Stuttgart. Further information on the change in the ratio for YUKOS's Level 1 ADR program can be obtained from Deutsche Bank, the depository bank for the program, at any of the following numbers: 1-212-602-3761 in New York, 44-20-7547-6500 in London, and 7-501-797-5230 in Moscow or at the depositary bank's web-site www.adr.db.com.

YUKOS reports Consolidated US GAAP results for the fourth quarter and the full year of 2002

Moscow, May 19, 2003 - YUKOS Oil Company ("YUKOS" or the "Company") today reported its consolidated financial results for the fourth quarter and full year of 2002. The annual financial statements were prepared in accordance with US GAAP and have been audited by PricewaterhouseCoopers.

2002 Fourth Quarter and Full Year Financial and Operational Highlights

		Three Months Ended December 31st,		Year Ended December 31st,	
		2002	**2001**	**2002**	**2001**

Sales and other operating revenues	mln USD	**3,424**	1,931	**11,373**	9,461
Net income	mln USD	**988**	423	**3,058**	3,156
Non-cash deferred income tax credit	mln USD	**(368)**	-	**(368)**	(525)
Net income excluding deferred income tax credit	mln USD	**620**	423	**2,690**	2,631
Earnings per share, basic	USD	**0.46**	0.20	**1.42**	1.47
Earnings per share, diluted	USD	**0.46**	0.20	**1.41**	1.47
Non-cash deferred income tax credit per share	USD	**(0.17)**	-	**(0.17)**	(0.24)
Earnings per share, basic, excluding deferred income tax credit	USD	**0.29**	0.20	**1.25**	1.23
Earnings per share, diluted, excluding deferred income tax credit	USD	**0.29**	0.20	**1.24**	1.23
Crude oil production	mln MT	**19.1**	15.4	**69.5**	58.2
	mln bbl	**140**	113	**508**	426
Refining throughput	mln MT	**9.6**	7.2	**32.9**	28.8
	mln bbl	**70**	53	**241**	211

"Decreasing production costs and the operational growth achieved by the Company in recent years which is unprecedented in the Russian oil industry, allowed YUKOS to show good financial results in 2002 despite weak prices in the first quarter of the year." said Mikhail Khodorkovsky, Chairman of the Executive Committee of the Board of directors of YUKOS.

Strong sales, production and reserves growth for the year

Sales and other operating revenues reached USD 11,373 million for the full year 2002, a 20.2% increase compared to 2001 primarily due to higher production and sales volumes. Including the effects of deferred tax credits in both years, net income for the full year was USD 3,058 million versus USD 3,156 million in 2001 as margins were affected by weak prices in the first quarter, increases in production taxes, distribution expenses and other costs. Excluding the effects of deferred tax credits, net income was up 2.2% from 2001.

Crude oil production reached 69.5 million metric tons (on average 1,392,000 barrels per day) in the full year of 2002, up 19.3% compared to 2001 driven by continued productivity improvements and new development. Refining throughput increased 14.3% year on year to 32.9 million metric tons (an average 659,000 barrels per day) in 2002. A portion of the increase is attributable to the consolidation of AB Mazeikiu Nafta in September 2002.

Average E&P lifting costs in 2002 were $1.47 per boe, 17.4% lower than in 2001, and average general and administrative expenses related to oil and gas production were $0.38 per boe, 15.2% higher than in 2001. The decline of lifting costs in 2002 compared to 2001 occurred primarily as a result of improved production efficiency due to production growth, reduction of the number of active wells, improvement of water cut through sophisticated reservoir management, headcount reduction, improvement of procurement and other efficiency

improvements. In 2002, refining operating expenses were $1.11 per bbl, 13.3% higher than in 2001.

Crude oil, condensate and natural gas liquids proved reserves at the end of 2002, as determined by DeGolyer and MacNaughton, the Company's independent reservoir engineers, in accordance with US SEC guidelines, increased by 135 million metric tons (901 million barrels) to 1.438 billion metric tons (10.453 billion barrels). The increase in liquid reserves came from extensions and discoveries (52%), acquisitions (9%) and revisions (39%). Natural gas proved reserves increased by 61 billion cubic meters (2.125 trillion cubic feet) to 130 billion cubic meters (4.579 trillion cubic feet), as a result of acquisitions (129%), partly offset by revisions (-29%). In accordance with Society of Petroleum Engineers (SPE) methodology, proved reserves of crude oil and condensate were 1.891 billion metric tons (13.734 billion barrels) and proved reserves of gas were 220 billion cubic meters (7.771 trillion cubic feet) at the end of 2002.

During 2002, YUKOS continued to invest heavily in its upstream development activities, in refinery upgrades and enhancement of its marketing capabilities. For the full year 2002, net capital expenditures totaled USD 1.263 billion, compared to USD 954 million in 2001. Net capital expenditures in the upstream operations in 2002 were USD 923 million and net downstream and other capital expenditures totaled USD 340 million in 2002. In addition, acquisitions during 2002 included controlling interests in OAO Arcticgas ZAO Urengoil Inc., AB Mazeikiu Nafta, equity interests in ZAO Rospan International, Transpetrol a.s., , and an additional interest in the Eastern Oil Company (VNK).

The full set of financial statements and notes thereto as well as management's discussion and analysis of 2002 are available on the Company's web site.

Review of operational and financial performance in the fourth quarter of 2002

Continued production growth, strong crude oil and petroleum products prices

Crude oil production reached 19.1 million metric tons (an average level of 1,522,000 barrels per day) in the fourth quarter, up 24.3% compared to the fourth quarter of 2001. Total crude oil and petroleum product sales reached 18.8 million metric tons in the fourth quarter of 2002, a 31.9% increase over the same period of 2001. International sales of crude oil were 9.0 million metric tons (66 million barrels) in the fourth quarter of 2002, a 24.7% increase year on year. International sales of petroleum products in the fourth quarter of 2002 totaled 4.4 million metric tons compared to 2.3 million metric tons in the same period of 2001, a 93.2% increase mostly as a result of inclusion of Mazeikiu Nafta's sales into the consolidated Company results. Domestic sales of petroleum products were 5.0 million metric tons in the fourth quarter of 2002 compared to 4.4 million metric tons in the same period of 2001, an increase of 14.8%.

International crude oil prices, a key driver of the Company's sales, increased in the fourth quarter of 2002 compared to the fourth quarter of 2001, but decreased slightly compared to the third quarter of 2002. The average realized price for international sales of crude oil in the fourth quarter of 2002 was USD178.25 per metric ton (USD 24.38 per barrel), compared to USD 131.95 per metric ton (USD 18.05 per barrel) in the same period of 2001, an increase of 35.1%. The average realized price for international sales of crude oil in the fourth quarter of 2002 was down 4.8% compared to the third quarter of 2002. In the fourth quarter of 2002, the average realized price for international sales of petroleum products was USD 220.20 per metric ton (USD

29.75 per barrel), compared to USD 145.00 per metric ton (USD 19.90 per barrel) in the same period of 2001, an increase of 51.9%. In the fourth quarter of 2002, the average realized price for international sales of petroleum products was up 23.7% compared to the third quarter 2003. On the domestic petroleum products market the average realized price was USD 138.67 per metric ton (USD 18.26 per barrel) in the fourth quarter of 2002, compared to USD 127.56 per metric ton (USD 17.05 per barrel) in the same period of 2001, an increase of 8.7%. The average realized price of domestic petroleum products was down 22.3% compared to the third quarter of 2002. Petroleum products realized prices in USD per barrel has been calculated using approximate petroleum product weighted average coefficients that can be different for domestic and international sales as well as for different time periods.

Sales up 77.3% on volume and price increases, earnings up 133.6% (46.6% excluding the effects of deferred tax credits) year on year despite higher distribution, SG&A and tax expenses.

Sales and other operating revenues were USD 3.424 billion in the fourth quarter of 2002, compared to USD 1.931 billion in the same period of 2001, a 77.3% increase year on year driven by higher sales volumes and higher realized prices.

Operating expenses were USD 462 million in the fourth quarter of 2002, up 61.0% compared to the same period of 2001 due to higher production volumes, consolidation of operating expenses of recently acquired entities, such as Mazeikiu Nafta and Kopeika, higher transportation expenses of crude oil to refineries, and increases in certain operating costs, such as electricity and salary expenses.

In the fourth quarter of 2002 production lifting expenses (expenses related to oil and gas extraction) excluding depreciation and taxes were $1.67 per boe, 7.2% lower year on year and general and administrative expenses related to oil and gas production were $0.53 per boe, 165.0% higher year on year. The increase in general and administrative expenses per boe was primarily due to the fact that during the fourth quarter of 2002, as a part of annual review of assets and liabilities, the production subsidiaries recorded bad debt provisions, inventory write offs and increased provisions for legal liabilities in total amount of USD 20 million ($0.14 per boe). The remainder of increase was mainly due to increase in salaries and other employee benefits, and an increase in consulting services. In the fourth quarter of 2002 refining operating expenses excluding depreciation and taxes were $1.09 per bbl, 6.9% higher year on year.

Distribution expenses increased 132.3% to USD 446 million in the fourth quarter 2002 compared to USD 192 million in the same period of 2001. The increase resulted from significant growth of export volumes, transportation tariff increases and a higher share of rail and marine shipments in the total transportation mix.

Selling, general and administrative expenses (SG&A) increased 64.4% to USD 296 million in the fourth quarter of 2002 compared to USD 180 million in the same period of 2001. This increase was primarily due to non-cash write-offs of certain balances determined to be impaired in a total amount of USD 62 million. Selling, general and administrative expenses of recently acquired companies, such as Mazeikiu Nafta and Kopeika, contributed another USD 22 million to this increase. The remainder of increase was primarily due to increased salaries and other employee benefits and increased advertising and consulting expenses.

Taxes other than income taxes were higher in the fourth quarter of 2002 versus the fourth quarter of 2001 primarily as a result of higher sales, introduction of the unified production tax effective January 1, 2002 and higher export duties. Taxes other than income tax amounted to

USD 1,034 million in the fourth quarter of 2002, which represents an increase of 90.8% versus the corresponding period of 2001.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) for the fourth quarter of 2002 was USD 923 million, compared to USD 565 billion in the same period of 2001 (see reconciliation of EBITDA to net income in a table below).

Depreciation, depletion and amortization was USD 153 million in the fourth quarter of 2002, compared to USD 75 million in the same period of 2001. The increase was driven by higher production volumes, continued capital investments and acquisitions.

Current income tax expense was USD 105 million in the fourth quarter of 2002, compared to USD 75 million in the same period of 2001.

Deferred income tax expense was negative at USD 266 million in the fourth quarter of 2002 as a result of a non-cash reduction of USD 368 million in deferred tax liabilities which resulted from management's revised estimate of the applicable tax rates associated with the expected remittance of earnings from certain foreign subsidiaries. Deferred income tax expense was USD 71 million in the fourth quarter of 2001.

Net income was USD 988 million in the fourth quarter of 2002 (USD 620 million excluding the effect of the deferred income tax credit), 133.6% (46.6% excluding deferred income tax credit) higher than in the same period of 2001 reflecting the strong price environment and growing sales volumes partly offset by increased costs and other deductions.

Strong cash flows, increased capital spending

Net cash flow from operating activities was USD 727 million in the fourth quarter 2002, compared to USD 568 million in the same period of 2001.

Net capital expenditures totaled USD 314 million in the fourth quarter of 2002, compared to USD 309 million in the same period of 2001. Net capital expenditures in upstream operations in the fourth quarter of 2002 were USD 267 million and net downstream and other cash capital expenditures totaled USD 47 million for the fourth quarter of 2002.

Net purchases of long-term investments in the fourth quarter of 2002 amounted to USD 106 million compared to USD 404 million in the fourth quarter of 2001. In the fourth quarter of 2002 cash outlays included payment of USD 50 million for a 50.4 percent stake in Sakhaneftegas, USD 22.5 million for a 12 percent stake in OAO Arcticgas, purchase of additional interests in Eastern Oil Company and other investments.

Cash, cash equivalents and marketable securities as of December 31, 2002 were USD 3,995 million compared to USD 3,445 million at December 31, 2001. Combined long-term and short-term debt was USD 499 million at the end of the fourth quarter of 2002 compared to USD 116 million at December 31, 2001. The increase in total debt was virtually all due to the consolidation of AB Mazeikiu Nafta.

YUKOS is Russia's largest fully privatized oil and gas company. Information about YUKOS can be found on the YUKOS website at www.yukos.com.

YUKOS ordinary shares are traded on the RTS (Russian Trading System), MICEX (Moscow Interbank Currency Exchange) and Moscow Stock Exchange (MSE). YUKOS ADRs are traded over the counter in the US, Munich, London, Frankfurt, Stuttgart and Berlin.

Percentage changes and volume data in barrels are calculated from the volume data before rounding

Condensed Consolidated Balance Sheets
(expressed in millions of US Dollars)

	December 31st, 2002	December 31st, 2001
Current assets	7,232	5,910
Total assets	14,394	10,502
Current liabilities	1,704	1,264
Total liabilities	3,523	2,257
Minority interest	316	182
Total shareholders' equity	10,555	8,063

Operating Data

	Three Months Ended December 31st,		Year Ended December 31st,	
	2002	2002	2002	2001
Oil production (million metric tons)	19.1	15.4	69.5	58.2
Oil production (million barrels)	140	113	508	426
Refining throughput (million metric tons)	9.6	7.2	32.9	28.8
Refining throughput (million barrels)	70	53	241	211
Light products yield (%)	61.42%	56.52%	58.78%	58.10%
Total crude oil and petroleum product sales (million metric tons)	18.8	14.3	68.2	57.7

Condensed Consolidated Statement of Operations
(expressed in millions of US Dollars, except as indicated)

	Three Months Ended December 31st,		Year Ended December 31st,	
	2002	2001	2002	2001
Sales and other operating revenues	3,424	1,931	11,373	9,461
Total operating costs and other deductions	(2,689)	(1,379)	(7,890)	(5,827)
Crude oil and petroleum products purchased	(178)	(64)	(340)	(481)
Operating expenses	(462)	(287)	(1,479)	(1,182)
Distribution expenses	(446)	(192)	(1,514)	(1,048)
Selling, general and administrative expenses	(296)	(180)	(835)	(671)
Depreciation, depletion and amortization	(153)	(75)	(459)	(270)
Taxes other than income tax	(1,034)	(542)	(3,087)	(2,075)
Total other income	114	20	327	232
Total income tax	161	(146)	(746)	(702)
Minority interest	(22)	(3)	(6)	(8)
Net income	988	423	3,058	3,156
Basic weighted average number of ordinary shares outstanding (millions of shares)	2,155	2,157	2,155	2,142
Diluted weighted average number of ordinary shares outstanding (millions of shares)	2,163	2,160	2,163	2,145
Basic net income per ordinary share (USD per share)	0.46	0.20	1.42	1.47
Diluted net income per ordinary share (USD per share)	0.46	0.20	1.41	1.47

Condensed Consolidated Statement of Cash Flows
(expressed in millions of US Dollars, except as indicated)

	Three Months Ended December 31st,		Year Ended December 31st,	
	2002	**2001**	**2002**	**2001**
Net income	988	423	3,058	3,156
Adjustments to reconcile net income to net cash provided by operating activities	67	75	917	420
Total changes in operational working capital, excluding cash and debt	(328)	70	(1,008)	(462)
Net cash from operating activities	727	568	2,967	3,114
Net cash used for investment activities	(266)	(840)	(2,349)	(2,962)
Net cash used for financing activities	(48)	(114)	(360)	(639)
Effect of foreign exchange on cash balances	5	4	(20)	(43)
Net change in cash and cash equivalents	418	(382)	238	(530)
Capital expenditures as % of net income	*31.8%*	*73.0%*	*41.3%*	*30.2%*

Reconciliation of earnings before interest, tax, depreciation and amortization (EBITDA) to net income.
(expressed in millions of US Dollars)

	Three Months Ended December 31st,		Year Ended December 31st,	
	2002	**2001**	**2002**	**2001**
Net income	988	423	3,058	3,156
Add back (less)				
Income tax:				
Current income tax expense	105	75	490	598
Deferred income tax expenses (benefit)	(266)	71	256	104
Total income tax expense (benefit)	(161)	146	746	702
Net interest expense (income)	(57)	(79)	(269)	(264)
Depreciation, depletion and amortization	153	75	459	270
EBITDA	923	565	3,994	3,864

YUKOS' crude oil production up 22.7% in the first quarter of 2003

Moscow, May 14, 2003 - YUKOS Oil Company today released its preliminary operating results for the first quarter of 2003. YUKOS produced 19.2 million metric tons (141 million barrels) of crude oil in the first quarter of 2003, which is 22.7% more than in the corresponding period of 2002. Refinery throughput increased by 32.1% in the first quarter of 2003 to 9.3 million metric tons (68 million barrels), mainly as a result of consolidation into the Company's operating results of 1.7 million metric tons (13 million barrels) of crude oil refined by YUKOS' Lithuanian subsidiary Mazeikiu Nafta in the first quarter of 2003.

"YUKOS' consistent implementation of its strategy and its efficient operations have led to continued crude oil production, refining and export growth in the first quarter of 2003 despite the existing general problem of transportation infrastructure constraints," said Mikhail Khodorkovsky, Chairman of the Executive Committee of YUKOS' Board of Directors.

Gas production was 1.04 billion cubic meters (36.8 billion cubic feet) in the first quarter of 2003 compared to 0.46 billion cubic meters (16.3 billion cubic feet) in the first quarter of 2002.

In the first quarter of 2003 exports of crude oil outside the territory of the Russian Federation including sales to Mazeikiu Nafta were 11.3 million metric tons (82 million barrels), an increase of 48.2% over the same period in 2002. Exports of petroleum products outside the territory of the Russian Federation were flat year on year at a level of 2.3 million metric tons (17 million barrels) in the first quarter of 2003.

In the first quarter of 2003 international sales of crude oil were 9.8 million metric tons (72 million barrels), an increase of 24.8% over the same period in 2002. Excluded from the international sales of crude oil was 1.6 million metric tons (12 million barrels) of intercompany sales of crude oil delivered to Mazeikiu Nafta in the first quarter of 2003.

International sales of petroleum products were at a level of 3.9 million metric tons (28 million barrels) in the first quarter of 2003, which is 68.4% higher than in the first quarter of 2002 mostly as a result of inclusion into the Company's international petroleum product sales of 1.5 million metric tons (11 million barrels) sold by Mazeikiu Nafta.

Sales of petroleum products on the Russian domestic market in the first quarter of 2003 were 4.5 million metric tons (34 million barrels), which is 2.7% higher than in the same period of 2002. The light product yield at Company refineries, including Mazeikiu Nafta, was 60.70% in the first quarter of 2003, compared to 57.72% in the first quarter of 2002. Excluding Mazeikiu Nafta, the light product yield was 57.74% in the first quarter of 2003.

YUKOS drilled 223.5 thousand meters of production wells in the first quarter of 2003, 8.8% more than in the first quarter of 2002. Placed on stream in the first quarter of 2003 were 71 new wells compared to 64 in the first quarter of 2002.

The results of Mazeikiu Nafta operations were consolidated into the Company's results beginning with the third quarter 2002.

	1st quarter 2003	1st quarter 2002	1st quarter 2003	1st quarter 2002	Percentage change 2002 to 2003*
	mln MT		mln bbl.**		
Crude oil production	19.2	15.7	141	115	22.7%
Refinery throughput	9.3	7.1	68	52	32.1%
Crude and petroleum product sales	18.2	15.1	134	111	20.7%
International sales of crude oil	9.8	7.8	72	57	24.8%
International sales of petroleum products	3.9	2.3	28	17	68.4%
Domestic petroleum product sales	4.5	4.4	34	32	2.7%
Exports of crude oil outside the territory of the Russian Federation***	11.3	7.7	82	56	48.2%
Exports of petroleum products outside the territory of the Russian Federation***	2.3	2.3	17	17	0.4%

* Percentage changes and volume data in barrels are calculated from the volume data before rounding.

** Conversion from tons to barrels is calculated from the data before rounding using approximate petroleum product weighted average coefficients that can be different for domestic and international sales as well as for different time periods.
*** Exports outside the territory of the Russian Federation means sales of crude oil and petroleum products to foreign companies for use outside the territory of the Russian Federation. Exports are recognized upon the transfer of the title from a Russian company to a foreign buyer.

Sibneft Principal Shareholders and YUKOS Sign Definitive Agreements for Creation of YukosSibneft

Moscow, May 14, 2003 - OAO Sibneft and YUKOS Oil Company announced today that definitive agreements have been signed between the principal shareholders of Sibneft and YUKOS under which YUKOS:

- will acquire shares representing 20% of the issued share capital of Sibneft less one share for a total cash consideration equivalent to USD 3 billion ("Share Purchase") and
- will acquire up to 72% of the issued share capital of Sibneft plus one share in exchange for up to 26.01% of the fully diluted share capital of the new YukosSibneft ("Share Exchange").

The Share Purchase and Share Exchange are currently scheduled for completion on December 31, 2003. Completion of both the Share Purchase and the Share Exchange is subject to the satisfaction of a number of conditions including shareholder and regulatory approvals and completion of due diligence by both parties.

Sibneft principal shareholders and YUKOS have also agreed that the combined company will have moderate leverage. It is intended that the total net debt at December 31, 2003 will not exceed USD 5 billion subject to possible adjustment if agreed between the parties in the case of new acquisitions. The individual net debt positions of both companies prior to completion will reflect their relative values as parts of the combined entity.

This document does not constitute an offer or invitation to subscribe for, purchase or sell any securities and no part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. In addition, none of the securities of Sibneft or YUKOS have been registered under the United States securities laws and consequently may not be offered, sold or delivered within the United States absent registration under, or an applicable exemption from, the registration requirements of the United States securities laws.

YUKOS to hold Extraordinary General Meeting on May 27, 2003 to seek authorization for actions associated with the merger of SIBNEFT

Moscow, May 8, 2003 - The Board of Directors of YUKOS Oil Company at a meeting held on May 6, 2003, approved the convening of an extraordinary general shareholders' meeting of the Company on May 27, 2003, as a part of the process of implementing the ultimate merger (integration) between YUKOS Oil Company and Sibneft Oil Company.

YUKOS shareholders, among other things, will be asked to approve a large-scale transaction (a set of interconnected transactions) to acquire 20% minus one share of Sibneft for USD 3 billion and to acquire up to an additional 72% of Sibneft shares in exchange for shares of Yukos

To facilitate this shareholders will be also asked to approve an increase in the charter capital of the Company through authorization and placement of up to one billion new shares. Corresponding amendments to the Articles of Association of the Company will be made. The placement of new shares is planned through a closed subscription with payment to be made in Sibneft shares. After completion of the placement the Articles of Association of the Company will be amended, taking into account the number of shares actually placed.

The extraordinary general meeting will be held by correspondence. Materials relating to the meeting have been distributed to shareholders and are available on the Company website (www.yukos.com, www.yukos.ru).

- Notification of EGM (Translated from Russian)
- Draft resolutions of EGM (Translated from Russian)

Sergei Kudryashov appointed Acting General Director of OAO Yuganskneftegas

Moscow, May 5, 2003 - Sergei Kudryashov has been appointed Acting General Director of OAO Yuganskneftegas (a YUKOS Oil Company Production Association with operations in the Khanty-Mansiysk Autonomous District). He replaces Tagirzyan Gilmanov, who has relocated to YUKOS headquarters, where he will head an oil field services company being created out of several service units of ZAO YUKOS EP.

Sergei Kudryashov was born on 25 July 1967 in Otradny, Kuibyshev (now Samara) Oblast. In 1991, he graduated from the Kuibyshev Polytechnical Institute with a degree in Oil and Gas Field Development and Operations. From 1991 to 2000, he worked at the Nizhnevartovskneft NGDU (Oil and Gas Production Unit) as an oil and gas production operator, a shift foreman, deputy oil and gas production supervisor, production supervisor, and Chief Engineer/Deputy General Director. Between April 2000 and his appointment as Acting General Director of Yuganskteftegas, he held the posts of Chief Engineer at the Strezhevoyneft NGDU of OAO Tomskneft, and Head of the Strezhevoyneft NGDU/Deputy Director of OAO Tomskneft.

YUKOS Oil Company appoints outside advisors for the Sibneft transaction

Moscow, April 25, 2003 - YUKOS Oil Company announced today that it has appointed UBS Warburg as its principal financial advisor for the prospective transaction with Sibneft. Investment Bank Trust will also advise YUKOS on certain aspects of the transaction.

The international law firm LeBoeuf, Lamb, Greene & MacRae has been appointed as YUKOS' principal outside counsel for the legal aspects of the anticipated transaction.

New nominees to YUKOS Oil Company Board named

Moscow, April 25, 2003 - At its meeting on April 24, the Board of Directors of YUKOS Oil Company approved the following nominees for the new YUKOS Board of Directors:
1. Yuri Golubev - Independent consultant
2. Francois Buclez - Director, GM Investment & Co. Ltd
3. Raj Kumar Gupta - Independent consultant
4. Jacques Kosciusko-Morizet - Manager, Kajis Sari
5. Alexei Kontorovich - Director, Institute of Oil & Gas Geology, Siberian Branch of the Russian Academy of Sciences
6. Simon Kukes - President, Tyumen Oil Company
7. Sarah Carey - Attorney; Partner, Squire, Sanders & Dempsey LLC
8. Bernard Loze - President, "Loze & Associes"
9. Yuri Pokholkov - Rector, Tomsk Polytechnic Institute
10. Michel Soublin - Treasurer, Shlumberger Limited
11. Mikhail Khodorkovsky - Chairman of the Board of Directors, OOO YUKOS-Moscow

The Directors will be elected at the YUKOS Oil Company general shareholders' meeting on June 18, 2003.

Joint shareholders' meeting of YUKOS Oil Company and Eastern Oil Company (VNK) to take place on 9 June 2003

Moscow, April 24, 2003 - The joint Board meeting of YUKOS Oil Company (YUKOS) and Eastern Oil Company (VNK) which occurred on 24 April 2003 approved a joint shareholders' meeting of the two companies to be held on 9 June 2003.

The joint shareholders' meeting will be held on paper and will consider the de-capitalization of YUKOS following the cancellation of the common registered shares of YUKOS that YUKOS was required to buy from its shareholders as a part of the transaction and also on a corresponding amendment of YUKOS' Articles of Association to reflect the reduced number of shares as a part of its capitalization. Shares which were required to be purchased by YUKOS for the transaction are required by Russian law to be cancelled.

The joint shareholders' meeting will be the final step in the merger of VNK and YUKOS, so that VNK will thereafter be excluded from the Unified State Register of Legal Entities (i.e. will cease to exist as a corporate entity) and VNK shares will be converted into YUKOS shares (at a ratio of 120 common registered shares of VNK for 1 common registered share of YUKOS).

As had been reported earlier, on 27 January 2003, an extraordinary meeting of VNK shareholders approved the merger with YUKOS (see press release of 30 January 2003).

On 3 February 2003, an extraordinary meeting of YUKOS shareholders approved the Company's restructuring via the merger with VNK (see press release of 5 February 2003).

YUKOS' Board of Directors recommends about USD 700 million total dividend for 2002

Moscow, April 24, 2003 - The Board of Directors of YUKOS Oil Company at its meeting today recommended to the annual shareholders' meeting scheduled for June 18, 2003 to approve a decision to pay a total dividend of about RUR 22.12 billion (about USD 700 million)

for the year 2002. The total dividend includes a dividend of about RUR 12.75 billion (about USD 400 million) already paid for the first nine months of 2002.

"The 40% increase in dividends is the result of what our Company has achieved both operationally and financially, culminating in our becoming the leader in the Russian oil industry," explained Chairman of the YUKOS Management Committee Mikhail Khodorkovsky. "As we consistently work to increase shareholder value, we regard YUKOS' improved competitive position as part and parcel of our commitment to all of our stakeholders, who have a direct interest in the successful development of our business."

Subject to approval by the annual shareholders' meeting the total 2002 dividend would be RUR 9.89 per one ordinary share, including the nine months dividend of RUR 5.70 per one ordinary share. The Board of Directors will make a proposal to the annual shareholders' meeting to pay the remaining portion of dividend, RUR 4.19 per share, to shareholders of record on May 3, 2003 and to complete the payment by August 31, 2003.

The annual dividend paid to YUKOS' shareholders for 1999, 2000 and 2001 was RUR 3 billion (approximately USD 110 million), RUR 8.59 billion (approximately USD 300 million) and RUR 15.25 billion (approximately USD 500 million) respectively.

The dividend policy is available on the corporate websites of Yukos Oil Company: www.yukos.ru and www.yukos.com - see Press Release dated October 27, 2000.

YUKOS Oil Company pledges $100 million to support Russian State Humanitarian University

Moscow, April 24, 2003 - Chairman of the Executive Committee of the Board of Directors of YUKOS Oil Company Mikhail Khodorkovsky has announced YUKOS' intention to embark on a large-scale philanthropic program to support the Russian State Humanitarian University (RGGU). YUKOS intends to allocate at least $100 million over the next 10 years to support the University. The program has been approved by YUKOS' Board of Directors.

"We consider support of the Russian State Humanitarian University an important part of our contribution towards the social development of Russia," stated Khodorkovsky. "Our goal is to create a model of university financing that is similar to those that already exist in US and UK and have proven their viability."

"It is noteworthy that YUKOS announced its new philanthropic program on the occasion of the 10th anniversary of the Company," pointed out RGGU Rector Yuri Afanasyev, adding that

"This support provides our University with the chance to dramatically improve the level of scholarship and methodology in the humanities, as well as the quality of the professionals that are trained within its walls."

"The Ministry of Education welcomes YUKOS Oil Company's initiative," said the Minister of Education Vladimir Filipov. "With YUKOS' help, the University should become the leading humanities institution in the country, both at the higher education and secondary school levels."

At its meeting on 15 April 2003, the Academic Senate of the Russian State Humanitarian University voted unanimously in favor of the proposal to amend the RGGU Charter to create a Board of Trustees and a University Development Fund. The actual decision to make the relevant amendments in the RGGU Charter has been adopted at the RGGU conference today.

YUKOS and SIBNEFT Agree in Principle to Merger

Moscow, April 22, 2003 - YUKOS and Sibneft core shareholders announced today that they have agreed in principle to combine the two businesses in the largest-ever industrial transaction in Russia. The combined oil & gas group will not only be the largest in Russia but will also rank as world's fourth largest private oil producer.

The combined group (including Slavneft reserves) would have total reserves of around 19.4 billion barrels of oil and gas equivalent, based upon year-end 2001 reserves calculated in accordance with SPE methodology. Daily crude oil production is approximately 2.3 million barrels including Sibneft's share of Slavneft.

The combined entity will be named YukosSibneft Oil Company. It is expected that YUKOS' Mikhail Khodorkovsky will be responsible for the executive management of the new group, while Sibneft's Eugene Shvidler will be proposed as chairman of the board of directors. The core shareholders intend that independent directors will constitute a majority of the board.

Mikhail Khodorkovsky of YUKOS said: "By combining with Sibneft, we'll maximize our competitive advantages thanks to the synergy gained by uniting excellent management teams, highly professional labor forces and the profitable industrial assets of the two companies. The new industrial giant with its huge industrial and financial potential will reach even higher business efficiencies moving closer to our strategic goal of becoming a leader of the global energy market".

Eugene Shvidler of Sibneft described the Yukos-Sibneft link-up as "a superb alliance of progressive and like minded companies with complementary strategic and management strengths which effectively creates a new super-major that will enhance value to its shareholders and better serve its millions of customers".

The core shareholders of Sibneft will sell a 20% shareholding in Sibneft for US$ 3 billion in cash and subsequently exchange their remaining shareholding in Sibneft at a ratio of 0.36125% of YukosSibneft for each 1% shareholding in Sibneft. YukosSibneft will make a fair offer to the minority shareholders of Sibneft after receiving a fairness opinion from an internationally recognized investment bank.

Prior to completing the transaction, YUKOS intends to increase its leverage and is considering, among other things, cash distributions to its shareholders in the form of dividends and share buybacks. It is expected that after such capital restructuring and the completion of the transaction, YukosSibneft will have a moderate level of leverage and a strong working capital position.

Subject to shareholder approval, all requisite regulatory consents and due diligence, the completion of the transaction is targeted for the end of 2003.

A New International Super-Major

Reserves

The combined group would have total reserves of around 19.4 billion barrels of oil and gas equivalent, based upon year-end 2001 reserves calculated in accordance with Society of Petroleum Engineers methodology.

- Proved oil reserves (SPE basis) of 18.4 billion barrels
- Proved gas reserves (SPE basis) of 5.9 trillion cubic feet

Production

Daily crude oil production of approximately 2.3 million barrels including Sibneft's share of Slavneft production would make the combined entity by far the largest producer of crude oil in Russia.

- About 29% of Russian crude oil production
- Total production of 103.2 million metric tons (754.2 million barrels) in 2002

Refining & Marketing

The combined entity is expected to include 6 principal refineries in Russia (Omsk, Achinsk, Angarsk and three in the Samara region), the Mazeikiu Nafta complex in Lithuania, and additional interest in the Moscow and Yaroslavl refinery in Russia and Mozyr in Belarus arising from the purchase of Slavneft earlier this year.

- A total of 57.7 million tons (421.8 million barrels) of oil refined in 2002
- More than 2,500 filling stations – by far the largest chain in Russia

This document does not constitute an offer or invitation to subscribe for, purchase or sell any securities and no part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. In addition, none of the securities of Yukos or Sibneft have been registered under the United States securities laws and consequently may not be offered, sold or delivered within the United States absent registration under, or an applicable exemption from, the registration requirements of the United States securities laws.

YUKOS Oil Company
U.S. GAAP Interim Condensed Consolidated Financial Statements
March 31, 2003

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of YUKOS Oil Company

We have reviewed the accompanying interim condensed consolidated balance sheet of YUKOS Oil Company and its subsidiaries as of March 31, 2003, the related interim condensed consolidated statements of income, of cash flows, and of comprehensive income for the three-month periods ended March 31, 2003 and 2002, and of shareholders' equity for the three-month period ended March 31, 2003. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Moscow, Russian Federation
June 30, 2003

YUKOS Oil Company
Interim Condensed Consolidated Balance Sheets (UNAUDITED)
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	March 31, 2003	December 31, 2002
Assets			
Cash and cash equivalents	2	1,315	982
Cash and cash equivalents deposited with equity investees	2	455	665
Marketable securities and other short-term investments	3	2,726	2,348
Accounts and notes receivable, net	4	2,718	2,446
Inventories	5	640	541
Current deferred income tax asset and other current assets		265	250
Total current assets		8,119	7,232
Equity investees and long-term investments		516	446
Property, plant and equipment, net		6,709	6,116
Noncurrent deferred income tax asset		103	107
Other long-term assets		518	493
Total assets		15,965	14,394
Liabilities and Shareholders' Equity			
Short-term debt and current portion of long-term debt		99	121
Trade accounts and notes payable		506	502
Other accounts payable and accrued liabilities	7	339	664
Taxes payable	8	528	392
Current deferred income tax liability		33	25
Total current liabilities		1,505	1,704
Long-term debt		367	378
Noncurrent deferred income tax liability		1,322	1,121
Other long-term liabilities		545	320
Total liabilities		3,739	3,523
Minority interest		367	316
Ordinary shares (authorized and issued at March 31, 2003 and December 31, 2002 – 2,237 million shares; nominal value – RR 0.004 per share)		9	9
Additional paid in capital		945	934
Retained earnings		10,866	9,599
Accumulated other comprehensive income (net of income tax expense of USD 7 and USD 6 at March 31, 2003 and December 31, 2002, respectively)		158	117
Ordinary shares held in treasury, at cost (March 31, 2003 – 81 million shares; December 31, 2002 – 81 million shares)		(119)	(104)
Total shareholders' equity		11,859	10,555
Commitments and contingent liabilities		-	-
Total liabilities and shareholders' equity		15,965	14,394

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company
Interim Condensed Consolidated Statements of Income (UNAUDITED)
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	Three months ended March 31, 2003	2002
Sales and other operating revenues (including excise tax (Note 8))	11	3,898	2,009
Operating costs and other deductions			
Crude oil, petroleum and other products purchased		126	49
Operating expenses		463	313
Distribution expenses		454	294
Selling, general and administrative expenses		253	108
Depreciation, depletion and amortization		114	75
Taxes other than income tax	8	1,032	536
Write-offs of property and investments		25	15
Exploration expenses		27	2
Total operating costs and other deductions		2,494	1,392
Other income			
Income from equity affiliates		8	1
Other income, net		92	14
Interest income		72	66
Interest expense		(16)	(8)
Exchange gain (loss), net		51	(41)
Total other income		207	32
Income before income tax, minority interest and cumulative effect of change in accounting principle, net of tax		1,611	649
Income tax			
Current income tax expense		156	67
Deferred income tax expense		183	131
Total income tax expense		339	198
Income before minority interest and cumulative effect of change in accounting principle, net of tax		1,272	451
Minority interest		(16)	11
Cumulative effect of change in accounting principle, net of tax	1	11	-
Net income		1,267	462
Basic and diluted earnings per share before cumulative effect of change in accounting principle (USD per share)		0.58	0.21
Cumulative effect of change in accounting principle, net of tax (USD per share)		0.01	-
Basic and diluted earnings per share (USD per share)		0.59	0.21
Weighted-average shares outstanding (millions of shares)	9		
Basic		2,155	2,153
Diluted		2,163	2,156

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company
Interim Condensed Consolidated Statements of Cash Flows (UNAUDITED)
(expressed in millions of U.S. Dollars)

	Three months ended March 31, 2003	2002
Operating activities		
Net income	1,267	462
Total of adjustments to reconcile net income to net cash provided by operating activities	148	185
Total changes in operational working capital, excluding cash and debt	(88)	(262)
Net cash provided by operating activities	1,327	385
Investing activities		
Net additions to property, plant and equipment	(452)	(277)
Net purchases of long-term investments, including additional shares of subsidiaries and advances to investment dealers	(12)	(479)
Net sales and maturities (purchases) of marketable securities and other short-term investments	(307)	118
Other	(25)	(7)
Net cash used for investing activities	(796)	(645)
Financing activities		
Net repayments of short-term debt	(16)	(6)
Repayments of long-term debt	(12)	(9)
Net sales (purchases) of treasury shares	(12)	3
Dividends paid	(379)	(5)
Other	6	(1)
Net cash used for financing activities	(413)	(18)
Effect of foreign exchange on cash balances	5	(14)
Net change in cash and cash equivalents	123	(292)
Cash and cash equivalents at beginning of period	1,647	1,409
Cash and cash equivalents at end of period	1,770	1,117

YUKOS Oil Company
Interim Condensed Consolidated Statements of Shareholders' Equity and of Comprehensive Income (UNAUDITED)
(expressed in millions of U.S. Dollars)

	Number of ordinary shares issued (millions)	Ordinary shares	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Ordinary shares held in treasury	Total shareholders' equity
Balance at December 31, 2002	2,237	9	934	9,599	117	(104)	10,555
Net income	-	-	-	1,267	-	-	1,267
Other comprehensive income	-	-	-	-	41	-	41
Purchases of treasury shares			-	-	-	(17)	(17)
Sale of treasury shares	-	-	3	-	-	2	5
Stock-based compensation plans	-	-	8	-	-	-	8
Balance at March 31, 2003	2,237	9	945	10,866	158	(119)	11,859

Comprehensive income for the three months ended March 31, 2003 and 2002 was as follows:

	Three months ended March 31, 2003	2002
Net income	1,267	462
Other comprehensive income		
Change in net unrealized gains on securities	44	80
Foreign currency translation adjustment	(3)	2
Total other comprehensive income	41	82
Total comprehensive income	1,308	544

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation

These unaudited interim condensed consolidated financial statements should be read in conjunction with the YUKOS Oil Company audited consolidated financial statements as of and for the year ended December 31, 2002. The year-end condensed consolidated balance sheet data has been derived from audited financial statements, but since it is presented on a condensed basis it does not include all the disclosures required by the accounting principles generally accepted in the United States of America for annual financial statements.

YUKOS Oil Company and its subsidiaries and associates (the "Company") are a vertically integrated group of companies. In the opinion of the Company's management, the information furnished herein reflects all known accruals and adjustments necessary for a fair statement of the results for the periods reported herein. All such adjustments are of a normal recurring nature, except for the cumulative effect of changes in accounting principles, as described further below. The financial results of the periods reported herein are not necessarily indicative of future financial results.

Currency exchange rates. The following summarizes the end of period exchange rates of the Russian Ruble ("RR") to the U.S. Dollar ("USD") for the dates presented:

Russian Rubles per U.S. Dollar	2001	2002	2003
March 31,	28.74	31.12	31.38
December 31,	30.14	31.78	-

Accounting changes. Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

SFAS 143 differs in several significant respects from the previous accounting employed by the Company. Prior to the adoption of SFAS 143, the Company accrued site restoration costs on an undiscounted basis using the units-of-production method of accounting. As of December 31, 2002, USD 199 million had been accrued and included in accumulated depletion, depreciation and amortization of total estimated site restoration costs of USD 602 million for the life of the facilities.

Under SFAS 143, the Company recognizes a liability for the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred, and capitalizes the associated asset retirement cost. In periods subsequent to initial measurement, the Company recognizes period-to-period changes in the liability for an ARO resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Certain downstream long-lived assets, principally refineries, generally have indeterminate settlement dates for the asset retirement since the Company currently plans to operate such assets in perpetuity. Therefore, asset retirement obligations were not recognized for these assets, but may be in the future if and when such circumstances change.

The cumulative effect of this change in accounting principle was a credit to income of USD 11 million, net of tax, which was reflected in the Company's interim condensed consolidated statement of income for the three months ended March 31, 2003. The effect of adoption resulted in increases in property, plant and equipment, long-term liabilities and deferred tax assets of USD 229 million, USD 222 million and USD 4 million, respectively.

(expressed in millions of U.S. Dollars)

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation (Continued)

Recent accounting pronouncements. In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 amended Accounting Research Bulletin No. 51, *Consolidated Financial Statements* ("ARB 51"), and established standards for determining under what circumstances a variable interest entity ("VIE") should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that an entity is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first financial year or interim period beginning after June 15, 2003. Management does not expect that adoption of FIN 46 will have a significant impact on the financial position or results of operations of the Company.

Reclassifications. Certain comparative figures have been reclassified to conform to current period presentation.

Note 2: Cash and Cash Equivalents

The interim condensed consolidated statements of cash flows provide information about changes in cash and cash equivalents. At March 31, 2003 and December 31, 2002, cash and cash equivalents comprised the following:

	March 31, 2003	December 31, 2002
U.S. Dollar bank deposits	1,254	1,310
Russian Ruble bank deposits (RR 14,910 million and RR 10,318 million at March 31, 2003 and December 31, 2002, respectively)	476	325
Russian Ruble certificates of deposit (RR 1,282 million and RR 259 million at March 31, 2003 and December 31, 2002, respectively)	38	8
Russian Ruble bank promissory notes (RR 71 million and RR 141 million at March 31, 2003 and December 31, 2002, respectively)	2	4
	1,770	1,647
Less: cash and cash equivalents at Trust and Investment Bank and MENATEP Saint Petersburg	(455)	(665)
Total cash and cash equivalents	1,315	982

Cash and cash equivalents at equity investees, Trust and Investment Bank and Bank MENATEP Saint Petersburg ("Banks"), include bank deposits at, promissory notes of, and certificates of deposit at the Banks. The Company's balances at the Banks comprise a substantial portion of the Banks' total deposits.

(expressed in millions of U.S. Dollars)

Note 3: Marketable Securities and Other Short-Term Investments

	March 31, 2003	December 31, 2002
Marketable securities	2,233	1,752
Other short-term investments	493	596
Total marketable securities and other short-term investments	2,726	2,348

Substantially all marketable securities held by the Company are classified as available-for-sale. The Company invests primarily in the Russian securities market. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are included in accumulated other comprehensive income within shareholders' equity. Realized gains and losses are included in income on a current basis. Details of the net carrying amounts, net unrealized holding gains and losses, and fair values of marketable securities at March 31, 2003 and December 31, 2002 are as follows:

	Net carrying amount	Net unrealized holding gains (losses)	Fair value
Bonds and other Russian government securities	1,302	143	1,445
Corporate debt securities	598	19	617
Equity securities	170	1	171
Total marketable securities at March 31, 2003	2,070	163	2,233
Bonds and other Russian government securities	1,029	113	1,142
Corporate debt securities	442	7	449
Equity securities	167	(6)	161
Total marketable securities at December 31, 2002	1,638	114	1,752

Note 4: Accounts and Notes Receivable, Net

	March 31, 2003	December 31, 2002
Prepaid and recoverable value-added and other taxes	1,023	964
Trade accounts receivable (net of allowances for doubtful accounts of USD 43 million and USD 41 million at March 31, 2003 and December 31, 2002, respectively)	948	912
Advances to suppliers (net of allowances for doubtful accounts of USD 2 million and USD 1 million at March 31, 2003 and December 31, 2002, respectively)	386	300
Promissory notes receivable	61	23
Other receivables (net of allowances for doubtful accounts of USD 11 million and USD 11 million at March 31, 2003 and December 31, 2002, respectively)	300	247
Total accounts receivable, net	2,718	2,446

(expressed in millions of U.S. Dollars)

Note 5: Inventories

	March 31, 2003	December 31, 2002
Crude oil and petroleum products	352	298
Materials and supplies	288	243
Total inventories	640	541

Note 6: Recent Disposals.

Sale of subsidiaries involved in Zapadno-Malobalykskoe oilfield. In March 2003, the Company sold a 50 percent stake in its subsidiary holding the license and an equal stake in the company holding development and service rights for the Zapadno-Malobalykskoe oilfield located in Western Siberia ("ZMB") to the Hungarian petroleum company MOL for USD 100 million, recognizing a gain of USD 70 million on the disposal of the subsidiaries. As of 31 December 2002, ZMB's proved oil reserves were 40 million barrels. Following the sales, the Company is accounting for its investment in these companies under the equity method of accounting

Sale of assets of John Brown Hydrocarbons Limited, subsequent to March 31, 2003. In May 2003, the Company sold certain principal assets previously held by John Brown Hydrocarbons Limited for USD 30.6 million, subject to certain adjustments.

Note 7: Other accounts payable and accrued liabilities

	March 31, 2003	December 31, 2002
Dividends payable	23	402
Advances from customers	70	54
Salaries and wages payable	76	64
Other	170	144
Total other accounts payable and accrued liabilities	339	664

(expressed in millions of U.S. Dollars)

Note 8: Taxes

Taxes other than income tax included in the interim condensed consolidated statements of income for the three months ended March 31, 2003 and 2002 were as follows:

	Three months ended March 31, 2003	2002
Export duties	358	149
Unified production tax	559	244
Excise tax	93	89
Road users tax	-	26
Property tax	12	15
Tax penalties and interest	1	3
Other	9	10
Total taxes other than income tax	1,032	536

Taxes payable at March 31, 2003 and December 31, 2002 were as follows:

	March 31, 2003	December 31, 2002
Value-added tax	142	140
Income tax	8	8
Tax penalties and interest	7	7
Excise tax	77	105
Road users tax	37	38
Property tax	16	8
Unified production tax	180	21
Other	61	65
Taxes payable	528	392

At March 31, 2003 and December 31, 2002, USD 87 million and USD 91 million, respectively, of value-added tax payable represent deferred amounts, which are due upon settlement of the related receivable balances.

(expressed in millions of U.S. Dollars)

Note 9: Earnings Per Share

Basic and diluted weighted-average number of ordinary shares outstanding for the three months ended March 31, 2003 and 2002 were as follows (millions of shares):

	Three months ended March 31, 2003	2002
Weighted-average shares outstanding – basic earnings per share	2,155	2,153
Add: incremental shares from assumed conversions of		
Stock options	4	1
Conditional stock	4	2
Weighted-average shares outstanding – diluted earnings per share	2,163	2,156

Note 10: Commitments and Contingent Liabilities

Operating environment. While there have been improvements in the economic situation in the Russian Federation in recent years, it continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation. Russian tax legislation is subject to varying interpretations and periodic changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, certain transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Environmental liabilities. The Company and its predecessor entities have operated in the Russian Federation for many years and certain environmental problems have developed. Environmental regulations and their enforcement are continually being considered by government authorities and the Company periodically evaluates its obligations related thereto. As obligations are determined, they are provided for over the estimated remaining lives of the related oil and gas reserves, or recognized immediately, depending on their nature. The existence of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under existing legislation, management believes, there are no probable liabilities that would have a material adverse effect on the financial position, operating results or liquidity of the Company, and that have not been accrued in the interim condensed consolidated financial statements.

Legal contingencies. The Company is the named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or liquidity of the Company.

(expressed in millions of U.S. Dollars)

Note 11: Segment Information

The Company's business activities are conducted predominantly through two major business segments: Exploration and Production, and Refining and Marketing. These segments were determined based on the way that management organizes and reports on the segments within the Company for making operating decisions and assessing performance and by the structure of the Company's internal organization.

Operating segment information for the three months ended March 31, 2003 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
International sales – crude oil	-	2,025	-	-	2,025
International sales – oil products	-	1,014	-	-	1,014
Domestic sales – crude oil	1	4	-	-	5
Domestic sales – oil products	2	661	-	-	663
Other	121	51	19	-	191
Intersegment revenues	803	13	11	(827)	-
Total sales and other operating revenues	927	3,768	30	(827)	3,898
Segment net income (loss)	(164)	1,613	(182)	-	1,267
Additions to property, plant and equipment	341	69	41	-	451

Operating segment information for the three months ended March 31, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
International sales – crude oil	-	1,092	-	-	1,092
International sales – oil products	-	362	-	-	362
Domestic sales – crude oil	1	16	-	-	17
Domestic sales – oil products	2	441	-	-	443
Other	81	13	1	-	95
Intersegment revenues	424	5	4	(433)	-
Total sales and other operating revenues	508	1,929	5	(433)	2,009
Segment net income (loss)	(65)	673	(146)	-	462
Additions to property, plant and equipment	209	49	34	-	292

(expressed in millions of U.S. Dollars)

Note 12: Subsequent Event

In April 2003, the Company reached definitive agreement with the major shareholders of Sibneft Oil Company ("Sibneft"), under which the Company will acquire 20 percent less one share of the outstanding shares of Sibneft for USD 3 billion and an additional stake of approximately 72 percent plus one share for up to 26.01 percent of the fully diluted share capital of the new YukosSibneft. The Company expects that the shares to be exchanged will come from existing treasury shares, additional shares purchased on the market and/or from a new issuance of shares. Each party to the agreement is subject to a termination clause requiring a payment of USD 1 billion in the event that it terminates the arrangement without cause. The Company believes the acquisition will strengthen its competitive advantages by providing a larger production and reserve base and creating an enhanced platform for further growth.

Prior to completing the transaction, the Company intends to increase its leverage and is considering, among other things, cash distributions to its shareholders in the form of dividends and share buybacks. It is expected that after such capital restructuring and the completion of the transaction, YukosSibneft will have a moderate level of leverage and a strong working capital position. It is intended that the total net debt at December 31, 2003 will not exceed USD 5 billion subject to possible adjustment if agreed between the parties in the case of new acquisitions. The individual net debt positions of both companies prior to completion will reflect their relative values as parts of the combined entity.

YUKOS Oil Company
U.S. GAAP Interim Condensed Consolidated Financial Statements
June 30, 2003

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (095) 967 6000
Facsimile +7 (095) 967 6001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of YUKOS Oil Company

We have reviewed the accompanying interim condensed consolidated balance sheet of YUKOS Oil Company and its subsidiaries as of June 30, 2003, and the related interim condensed consolidated statements of income, of cash flows, and of comprehensive income for three- and six-month periods ended June 30, 2003 and 2002, and of changes in shareholders' equity for three- and six-month periods ended June 30, 2003. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Moscow, Russian Federation
October 8, 2003

YUKOS Oil Company
Interim Condensed Consolidated Balance Sheets (UNAUDITED)
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	June 30, 2003	December 31, 2002
Assets			
Cash and cash equivalents	2	1,158	982
Cash and cash equivalents deposited with equity investees	2	588	665
Marketable securities and other short-term investments	3	1,866	2,348
Accounts and notes receivable, net	4	3,032	2,446
Inventories	5	577	541
Current deferred income tax asset and other current assets		292	250
Total current assets		7,513	7,232
Equity investees and long-term investments at cost		540	446
Property, plant and equipment, net		7,068	6,116
Deferred income tax asset		111	107
Other long-term assets	12	1,756	493
Total assets		16,988	14,394
Liabilities and Shareholders' Equity			
Short-term debt and current portion of long-term debt		89	121
Trade accounts and notes payable		528	502
Other accounts payable and accrued liabilities	7	627	664
Taxes payable	8	515	392
Current deferred income tax liability		35	25
Total current liabilities		1,794	1,704
Long-term debt		382	378
Deferred income tax liability		1,356	1,121
Other long-term liabilities		541	320
Total liabilities		4,073	3,523
Minority interest		360	316
Ordinary shares (authorized and issued at June 30, 2003 and December 31, 2002 – 2,237 million shares; nominal value – RR 0.004 per share)		9	9
Additional paid in capital		958	934
Retained earnings		11,523	9,599
Accumulated other comprehensive income (net of income tax expense of USD 17 and of USD 6 at June 30, 2003 and December 31, 2002, respectively)		185	117
Ordinary shares held in treasury, at cost (June 30, 2003 – 81 million shares; December 31, 2002 – 81 million shares)		(120)	(104)
Total shareholders' equity		12,555	10,555
Commitments and contingent liabilities	10	-	-
Total liabilities and shareholders' equity		16,988	14,394

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company
Interim Condensed Consolidated Statements of Income (UNAUDITED)
(expressed in millions of U.S. Dollars, except as indicated)

	Notes	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Sales and other operating revenues (including excise tax)	8, 11	3,825	2,562	7,723	4,571
Operating costs and other deductions					
Crude oil, petroleum and other products purchased		125	20	251	69
Operating expenses		494	353	982	668
Distribution expenses		593	322	1,047	616
Selling, general and administrative expenses		322	224	575	332
Depreciation, depletion and amortization		124	92	238	168
Taxes other than income tax	8	1,172	636	2,179	1,169
Write-offs of property and investments		22	13	47	28
Exploration expenses		20	11	47	13
Total operating costs and other deductions		2,872	1,671	5,366	3,063
Other income (expenses)					
Realised gains on marketable securities, net		69	4	69	4
Income from equity affiliates		15	7	23	8
Other (losses) income, net		(3)	9	89	23
Interest income		81	67	153	133
Interest expense		(14)	(7)	(30)	(15)
Exchange gain (loss), net		74	6	125	(35)
Total other income, net		222	86	429	118
Income before income tax, minority interest and cumulative effect of change in accounting principle, net of tax		1,175	977	2,786	1,626
Income tax					
Current income tax expense		202	132	358	199
Deferred income tax expense		24	86	207	217
Total income tax expense		226	218	565	416
Income before minority interest and cumulative effect of change in accounting principle, net of tax		949	759	2,221	1,210
Minority interest		6	(1)	(10)	10
Cumulative effect of change in accounting principle, net of tax	1	-	-	11	-
Net income		955	758	2,222	1,220
Basic and diluted earnings per share before cumulative effect of change in accounting principle (USD per share)		0.44	0.35	1.02	0.57
Cumulative effect of change in accounting principle, net of tax (USD per share)		-	-	0.01	-
Basic and diluted earnings per share (USD per share)		0.44	0.35	1.03	0.57
Weighted-average shares outstanding (millions of shares)	9				
Basic		2,156	2,153	2,156	2,153
Diluted		2,168	2,156	2,168	2,156

The accompanying notes are an integral part of these interim condensed consolidated financial statements

YUKOS Oil Company

Interim Condensed Consolidated Statements of Cash Flows (UNAUDITED)
(expressed in millions of U.S. Dollars)

	Notes	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating activities					
Net income		955	758	2,222	1,220
Total of adjustments to reconcile net income to net cash provided by operating activities, excluding changes in working capital		58	195	206	380
Total changes in operational working capital, excluding cash and debt		(320)	(67)	(408)	(329)
Net cash provided by operating activities		693	886	2,020	1,271
Investing activities					
Net additions to property, plant and equipment		(403)	(298)	(855)	(575)
Net proceeds from sales (purchases) of long-term investments, including additional shares of subsidiaries and advances to investment dealers		3	(520)	(9)	(999)
Payment for Sibneft acquisition	12	(1,250)	-	(1,250)	-
Net proceeds from sales (purchases) of available-for-sale marketable securities and other short-term investments		972	(134)	665	(16)
Other		(27)	7	(52)	-
Net cash used for investing activities		(705)	(945)	(1,501)	(1,590)
Financing activities					
Net proceeds from (repayments of) short-term debt		(15)	5	(31)	(1)
Net repayments of long-term debt		(2)	(6)	(14)	(15)
Net cash from (used for) treasury shares transactions		4	3	(8)	6
Dividends paid		(5)	(1)	(384)	(6)
Return of proceeds on share emission		-	(60)	-	(60)
Other		(15)	3	(9)	2
Net cash used for financing activities		(33)	(56)	(446)	(74)
Effect of foreign exchange on cash balances		21	(4)	26	(18)
Net change in cash and cash equivalents		(24)	(119)	99	(411)
Cash and cash equivalents at beginning of period		1,770	1,117	1,647	1,409
Cash and cash equivalents at end of period		1,746	998	1,746	998

YUKOS Oil Company

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity and of Comprehensive Income (UNAUDITED)
(expressed in millions of U.S. Dollars, except as indicated)

	Number of ordinary shares issued (millions)	Ordinary shares	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Ordinary shares held in treasury	Total shareholders' equity
Balance at December 31, 2002	2,237	9	934	9,599	117	(104)	10,555
Net income	-	-	-	1,267	-	-	1,267
Other comprehensive income	-	-	-	-	41	-	41
Purchases of treasury shares	-	-	-	-	-	(17)	(17)
Sales of treasury shares	-	-	3	-	-	2	5
Stock-based compensation plans	-	-	8	-	-	-	8
Balance at March 31, 2003	2,237	9	945	10,866	158	(119)	11,859
Net income	-	-	-	955	-	-	955
Other comprehensive income	-	-	-	-	27	-	27
Purchases of treasury shares	-	-	-	-	-	(1)	(1)
Sales of treasury shares	-	-	5	-	-	-	5
Stock-based compensation plans	-	-	8	-	-	-	8
Dividends declared	-	-	-	(298)	-	-	(298)
Balance at June 30, 2003	2,237	9	958	11,523	185	(120)	12,555

Comprehensive income for the three- and six-month periods ended June 30, 2003 and 2002 was as follows:

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Net income	955	758	2,222	1,220
Other comprehensive income				
Change in net unrealized gains on securities	22	65	66	145
Foreign currency translation adjustment	5	(29)	2	(27)
Total other comprehensive income	27	36	68	118
Total comprehensive income	982	794	2,290	1,338

The accompanying notes are an integral part of these interim condensed consolidated financial statements

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation

These unaudited interim condensed consolidated financial statements should be read in conjunction with the YUKOS Oil Company audited consolidated financial statements as of and for the year ended December 31, 2002. The December 31, 2002 condensed consolidated balance sheet data has been derived from audited financial statements, however, since it is presented on a condensed basis it does not include all the disclosures required by accounting principles generally accepted in the United States of America for annual financial statements.

YUKOS Oil Company and its subsidiaries and associates (the "Company") are a vertically integrated group of companies. In October 2003 the Company acquired a 92 percent interest in Sibneft Oil Company (" Sibneft"), see Note 12.

In the opinion of the Company's management, the information furnished herein reflects all known accruals and adjustments necessary for a fair statement of the results for the periods reported herein. All such adjustments are of a normal recurring nature, except for the cumulative effect of changes in accounting principles, as described further below. The financial results of the periods reported herein are not necessarily indicative of future financial results.

Currency exchange rates. The following summarizes the end of period exchange rates of the Russian Ruble ("RR") to the U.S. Dollar ("USD") for the dates presented:

Russian Rubles per U.S. Dollar	2001	2002	2003
March 31,	-	31.12	31.38
June 30,	-	31.45	30.35
December 31,	30.14	31.78	-

Accounting changes. Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

SFAS 143 differs in several significant respects from the previous accounting employed by the Company. Prior to the adoption of SFAS 143, the Company accrued site restoration costs on an undiscounted basis using the units-of-production method of accounting. As of December 31, 2002, USD 199 million had been accrued and included in accumulated depletion, depreciation and amortization.

Under SFAS 143, the Company recognizes a liability for the fair value of an asset retirement obligation ("ARO") in the period in which it is incurred, and capitalizes the associated asset retirement cost. In periods subsequent to initial measurement, the Company recognizes period-to-period changes in the liability for an ARO resulting from (a) the passage of time and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Certain downstream long-lived assets, principally refineries, generally have indeterminate settlement dates for the asset retirement since the Company currently plans to operate such assets in perpetuity. Therefore, asset retirement obligations were not recognized for these assets, but may be in the future if and when such circumstances change.

The cumulative effect of this change in accounting principle was a credit to income of USD 11 million, net of tax, which was reflected in the Company's interim condensed consolidated statement of income for the six months ended June 30, 2003. The effect of adoption resulted in increases in property, plant and equipment, long-term liabilities and deferred tax assets of USD 229 million, USD 222 million and USD 4 million, respectively.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 1: Basis of Interim Condensed Consolidated Financial Statement Preparation (Continued)

Recent accounting pronouncements. In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"). FIN 46 amended Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, and established standards for determining under what circumstances a variable interest entity ("VIE") should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that are not required to be consolidated but in which it reporting entity has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first financial year or interim period ending after December 15, 2003. Management does not expect the adoption of FIN 46 will have a significant impact on the financial position or results of operations of the Company.

Reclassifications. Certain comparative figures have been reclassified to conform to current period presentation.

Note 2: Cash and Cash Equivalents

The interim condensed consolidated statements of cash flows provide information about changes in cash and cash equivalents. At June 30, 2003 and December 31, 2002, cash and cash equivalents comprised the following:

	June 30, 2003	December 31, 2002
U.S. Dollar bank deposits	946	1,310
Russian Ruble bank deposits (RR 18,317 million and RR 10,318 million at June 30, 2003 and December 31, 2002, respectively)	604	325
Russian Ruble certificates of deposit (RR 5,875 million and RR 259 million at June 30, 2003 and December 31, 2002, respectively)	194	8
Russian Ruble bank promissory notes (RR 65 million and RR 141 million at June 30, 2003 and December 31, 2002, respectively)	2	4
	1,746	1,647
Less: cash and cash equivalents at Trust Investment Bank (former Trust and Investment Bank) and Bank MENATEP Saint Petersburg	(588)	(665)
Total cash and cash equivalents	1,158	982

Cash and cash equivalents at equity investees, Trust Investment Bank and Bank MENATEP Saint Petersburg ("Banks"), include bank deposits at, promissory notes of, and certificates of deposit at the Banks. The Company's balances at the Banks comprise a substantial portion of the Banks' total deposits.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 3: Marketable Securities and Other Short-Term Investments

	June 30, 2003	December 31, 2002
Marketable securities	1,586	1,752
Other short-term investments	280	596
Total marketable securities and other short-term investments	1,866	2,348

Substantially all marketable securities held by the Company are classified as available-for-sale. The Company invests primarily in the Russian securities markets. Unrealized gains and losses, net of related income taxes, for available-for-sale securities are included in accumulated other comprehensive income within shareholders' equity. Realized gains and losses are included in income on a current basis. Details of the net carrying amounts, net unrealized holding gains and losses, and fair values of marketable securities at June 30, 2003 and December 31, 2002 are as follows:

	Net carrying amount	Net unrealized holding gains (losses)	Fair value
Bonds and other Russian government securities	668	125	793
Corporate debt securities	575	28	603
Equity securities	150	40	190
Total marketable securities at June 30, 2003	1,393	193	1,586
Bonds and other Russian government securities	1,029	113	1,142
Corporate debt securities	442	7	449
Equity securities	167	(6)	161
Total marketable securities at December 31, 2002	1,638	114	1,752

Note 4: Accounts and Notes Receivable, Net

	June 30, 2003	December 31, 2002
Prepaid and recoverable value-added and other taxes	1,283	964
Trade accounts receivable (net of allowances for doubtful accounts of USD 46 million and USD 41 million at June 30, 2003 and December 31, 2002, respectively)	1,035	912
Advances to suppliers (net of allowances for doubtful accounts of USD 3 million and USD 1 million at June 30, 2003 and December 31, 2002, respectively)	458	300
Promissory notes receivable	8	23
Other receivables (net of allowances for doubtful accounts of USD 8 million and USD 11 million at June 30, 2003 and December 31, 2002, respectively)	248	247
Total accounts receivable, net	3,032	2,446

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 5: Inventories

	June 30, 2003	December 31, 2002
Crude oil and petroleum products	279	298
Materials and supplies	298	243
Total inventories	577	541

Note 6: Recent Disposals

Sale of subsidiaries involved in Zapadno-Malobalykskoe oilfield. In March 2003, the Company sold a 50 percent stake in its subsidiary holding the license and an equal stake in the company holding development and service rights for the Zapadno-Malobalykskoe oilfield located in Western Siberia ("ZMB") to the Hungarian petroleum company MOL for USD 100 million, recognizing a gain of USD 70 million on the disposal of the subsidiaries. As of December 31, 2002, ZMB's proved oil reserves were 40 million barrels. Following the sales, the Company is accounting for its investment in these companies using the equity method.

Sale of assets of John Brown Hydrocarbons Limited. In May 2003, the Company sold certain principal assets previously held by John Brown Hydrocarbons Limited for USD 30.6 million, recognizing a loss of USD 2 million on the disposal, subject to certain adjustments.

Note 7: Other accounts payable and accrued liabilities

	June 30, 2003	December 31, 2002
Dividends payable	312	402
Advances from customers	61	54
Salaries and wages payable	104	64
Other	150	144
Total other accounts payable and accrued liabilities	627	664

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 8: Taxes

Taxes other than income tax. Taxes other than income tax included in the interim condensed consolidated statements of income for the three- and six-month periods ended June 30, 2003 and 2002 were as follows:

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Export duties	504	148	862	297
Unified production tax	480	334	985	575
Excise tax	165	93	287	182
Road users tax	-	30	-	56
Property tax	11	15	23	30
Tax penalties and interest	-	3	1	6
Other	12	13	21	23
Total taxes other than income tax	1,172	636	2,179	1,169

Taxes payable at June 30, 2003 and December 31, 2002 were as follows:

	June 30, 2003	December 31, 2002
Value-added tax	173	140
Income tax	13	8
Tax penalties and interest	5	7
Excise	80	105
Road users tax	23	38
Property tax	6	8
Unified production tax	150	21
Other	65	65
Total taxes payable	515	392

At June 30, 2003 and December 31, 2002, USD 98 million and USD 91 million, respectively, of value-added tax payable represent deferred amounts, which are due upon settlement of the related receivable balances.

Effective income tax rates. Factors that have reduced our effective tax rate for the six months ended June 30, 2003 as compared to the six-month period ended June 30, 2002, included a reduction in the rate accrued on unremitted earnings of certain consolidated subsidiaries offset by expenses that were not deductible for Russian tax purposes.

We provide for taxes on unremitted earnings of our subsidiaries that are payable upon distribution to the parent company through our existing legal structure if the retained earnings of our subsidiaries are not considered permanently invested. We continuously assess possible methods of transferring the earnings to YUKOS Oil Company and adjust this provision accordingly. Such taxes are recognized at enacted rates corresponding to the method we intend to utilize to distribute or transfer the unremitted earnings to YUKOS Oil Company.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 8: Taxes (continued)

In the fourth quarter of 2002, management revised its estimate of the applicable tax rates associated with the expected remittance of earnings from certain subsidiaries. In conjunction with completion of a tax restructuring, the effective tax rate on the remittance from such subsidiaries has been reduced by 5 percent. Accordingly the rate applied in the three- and six-month periods ended June 30, 2003 was approximately 5 percent lower than that applied in the same periods of 2002.

Note 9: Earnings Per Share

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Weighted-average shares outstanding – basic earnings per share	2,156	2,153	2,156	2,153
Add: incremental shares from assumed conversions of				
Stock options	4	1	4	1
Conditional stock	8	2	8	2
Weighted-average shares outstanding – diluted earnings per share	2,168	2,156	2,168	2,156

Note 10: Commitments and Contingent Liabilities

Operating environment. While there have been improvements in the economic situation in the Russian Federation in recent years, it continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation. Russian tax legislation is subject to varying interpretations and periodic changes, which may be retroactive. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, certain transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Environmental liabilities. The Company and its predecessor entities have operated in the Russian Federation for many years and certain environmental problems have developed. Environmental regulations and their enforcement are continually being considered by government authorities and the Company periodically evaluates its obligations related thereto. As obligations are determined, they are provided for over the estimated remaining lives of the related oil and gas reserves, or recognized immediately, depending on their nature. The existence of environmental liabilities under proposed or any future legislation, or as a result of stricter enforcement of existing legislation, cannot reasonably be estimated. Under existing legislation, management believes, there are no probable liabilities that would have a material adverse effect on the financial position, operating results or liquidity of the Company, and that have not been accrued in the interim condensed consolidated financial statements.

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 10: Commitments and Contingent Liabilities (continued)

Legal contingencies. The Company is the named defendant in a number of lawsuits as well as a named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or liquidity of the Company.

Note 11: Segment Information

The Company's business activities are conducted predominantly through two major business segments: Exploration and Production, and Refining and Marketing. These segments were determined based on the way that management organizes and reports on the segments within the Company for making operating decisions and assessing performance.

Operating segment information for the three months ended June 30, 2003 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segments revenues	Total
Sales and other operating revenues					
International sales – crude oil	-	1,928	-	-	1,928
International sales – oil products	-	899	-	-	899
Domestic sales – crude oil	5	1	-	-	6
Domestic sales – oil products	3	775	-	-	778
Other	90	91	33	-	214
Intersegment revenues	893	9	13	(915)	-
Total sales and other operating revenues	991	3,703	46	(915)	3,825
Segment net income	23	834	98	-	955
Additions to property, plant and equipment	309	97	24	-	430

Operating segment information for the three months ended June 30, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
Sales and other operating revenues					
International sales – crude oil	1	1,365	-	-	1,366
International sales – oil products	-	421	-	-	421
Domestic sales – crude oil	5	41	-	-	46
Domestic sales – oil products	-	653	-	-	653
Other	58	17	1	-	76
Intersegment revenues	459	17	4	(480)	-
Total sales and other operating revenues	523	2,514	5	(480)	2,562
Segment net income (loss)	(181)	1,113	(174)	-	758
Additions to property, plant and equipment	234	38	11	-	283

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 11: Segment Information (continued)

Operating segment information for the six months ended June 30, 2003 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segments revenues	Total
Sales and other operating revenues					
International sales – crude oil	-	3,953	-	-	3,953
International sales – oil products	-	1,913	-	-	1,913
Domestic sales – crude oil	6	5	-	-	11
Domestic sales – oil products	5	1,436	-	-	1,441
Other	211	142	52	-	405
Intersegment revenues	1,696	22	24	(1,742)	-
Total sales and other operating revenues	1,918	7,471	76	(1,742)	7,723
Segment net income (loss)	(73)	2,379	(84)	-	2,222
Additions to property, plant and equipment	650	166	65	-	881

Operating segment information for the six months ended June 30, 2002 is presented below.

	Exploration and Production	Refining and Marketing	Corporate and Other	Inter-segment revenues	Total
Sales and other operating revenues					
International sales – crude oil	1	2,457	-	-	2,458
International sales – oil products	-	783	-	-	783
Domestic sales – crude oil	6	57	-	-	63
Domestic sales – oil products	2	1,094	-	-	1,096
Other	139	30	2	-	171
Intersegment revenues	883	22	8	(913)	-
Total sales and other operating revenues	1,031	4,443	10	(913)	4,571
Segment net income (loss)	(234)	1,774	(320)	-	1,220
Additions to property, plant and equipment	443	87	45	-	575

(expressed in U.S. Dollars, (tabular amounts in millions))

Note 12: Subsequent events

Acquisition of Sibneft. In October 2003, the Company completed its acquisition of 92 percent of the voting stock of Sibneft for approximately USD 13.8 billion, subject to certain adjustments, for a total consideration of USD 3 billion cash and 702.4 million shares of Company stock. The Company believes the transaction will strengthen its competitive advantages by providing a larger production and reserve base and creating an enhanced platform for further growth.

In May 2003, the Company made a first cash payment of USD 1.25 billion for the acquisition. This amount was recorded within other long-term assets in the Company's Interim Condensed Consolidated Balance Sheet as of June 30, 2003. In August and October 2003, respectively, the Company made two additional cash payments of USD 500 million and USD 1.25 billion.

The Company received 20 percent minus one share of Sibneft's outstanding shares in August 2003, and the remaining 72 percent plus one share in October 2003.

In October 2003 the Company exchanged 238.9 million treasury shares, (including 223.2 million repurchased in *September 2003 through an open tender at RR 505 per share)* and issued 463.5 million new shares to the selling shareholders of Sibneft. The 702.4 million shares provided to the selling shareholders of Sibneft is 26.01 percent of the Company's issued capital stock.

This acquisition will be accounted for using the purchase method of accounting. No goodwill is expected to be recognized in the purchase price allocation. The results of operations of Sibneft will be included in the Company's consolidated financial statements starting October 2003.

Acquisition of OOO Geoilbent. In September 2003, the Company through a subsidiary acquired a 34 percent interest in OOO Geoilbent ("Geoilbent"), a holder of exploration and development licenses for a number of oil and gas fields located in Western Siberia. The purchase price for the interest was USD 75 million. The Company acquired its interest in Geoilbent to further strengthen its position as a significant producer of crude oil in the Russian Federation.

Financings. In September 2003, the Company completed a pre-export facility term loan agreement with Citigroup, Commerzbank, Crédit Lyonnais, Deutsche Bank, HSBC, ING and Societe Generale S.A. for USD 1 billion. The loan will be syndicated and is split into two tranches: a three year tranche and a five year tranche. The facility is secured by proceeds from crude oil deliveries. The interest rate on the loan is 1.5 percent over LIBOR for the three year tranche, 1.75 percent over *LIBOR for the five year tranche during the first three* years and 2.0 percent over LIBOR thereafter. The annual interest rate for the five year tranche will be reduced by 0.25 percent if and when the Company's long-term foreign currency credit rating reaches BBB- (rated by *Standard&Poor's) or* Baa3 (rated by Moody's). The terms of the loan agreement require the Company to meet certain financial and non-financial covenants. In the event of oversubscription during syndication of the loan, the facility may be increased.

In October 2003, the Company completed a pre-export facility term loan agreement with *Societe Generale S.A.* for USD 1.6 billion on virtually identical terms and conditions to the USD 1 billion secured facility discussed above. The loan was not syndicated. Group MENATEP Limited, the majority shareholder of YUKOS Oil Company, provided financial support for the amount of the financing.

LIST OF AFFILIATED ENTITIES

Open joint-stock company "YUKOS Oil Company"
(issuer's code: 00198-A)

as of 30.06.2003

Director of Projects of the Directorate of Corporate Finance
"YUKOS-Moscow", Ltd. – managing company of "YUKOS" Oil Company" OJSC — V.E. Tishchenkov

Changes to the Affiliated Entities List	No.	Full Company Name	Address	Mailing Address	Reason(s) for acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws Date of acquisition of the Joint-Stock Company's affiliated entity status under Russian Federation laws	Percentage of each class of shares in the Joint-Stock Company owned by affiliated entity, %
	1.	*Gupta, Raj Kumar*	*Oklahoma, USA*		Reason: ***The person is a member of the Joint Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	2.	*Pokholkov, Yuri Petrovich*	*Tomsk, Russian Federation*		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	0,00001%
	3.	*Kosciusko-Morizet, Jacques*	*Paris, France*		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	4.	*Soublin, Michel*	*Paris, France*		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
Information contained in the Affiliated Entities List after the change	5.	*Kukes, Simon Grigorievich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003***	None
Information contained in the Affiliated Entities List prior to the change		S.G. Kukes was not an OAO YUKOS affiliated person, and the OAO YUKOS Affiliated Entities List contained no data on him. The data on the affiliated person were added to the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 18.06.2003				
	6.	*Carey, Sarah Collins*	*Washington, USA*		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	7.	*Loze, Bernard*	*Paris, France*		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	8.	*Kontorovich, Alexei Emilevich*	*Novosibirsk, Russian Federation*		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	None
	9.	*Golubev, Yuri Alexandrovich*	*Moscow, Russian Federation*		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***20.06.2001***	0,01739%

Information contained in the Affiliated Entities List after the change	**10.**	***Buclez, François***	***London, UK***		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: ***18.06.2003***	**None**
Information contained in the Affiliated Entities List prior to the change		François Buclez was not an OAO YUKOS affiliated person, and the OAO YUKOS Affiliated Entities List contained no data on him. The data of the affiliated person were added to the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 18.06.2003				
	11.	***Khodorkovsky, Mikhail Borisovich***	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: *04.06.1997*	**None**
Information contained in the Affiliated Entities List prior to the change	**12.**	Sergei Viktorovich Muravlenko is not an OAO YUKOS affiliated person, and the OAO YUKOS Affiliated Entities List contains no data on him. The data on the affiliated person were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 18.06.2003				
Information contained in the Affiliated Entities List prior to the change		***Muravlenko, Sergei Viktorovich***	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: *27.06.1994*	**0,48447%**
Information contained in the Affiliated Entities List prior to the change	**13.**	Alexander Viktorovich Temerko is not an OAO YUKOS Affiliated person, and the OAO YUKOS Affiliated Entities List contains no data on him. The data on the affiliated person were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 18.06.2003				
		Temerko, Alexander Viktorovich	***Moscow, Russian Federation***		Reason: ***The person is a member of the Joint-Stock Company's Board of Directors*** Status acquisition date: *20.06.2001*	**None**
	14.	***Limited Liability Company "YUKOS-Moscow***	***Bldg. 13, 17 Dubininskaya Street, Moscow, 115054, Russian Federation***	***26 Ulansky pereulok, 107045, Moscow, Russian Federation***	Reason: ***The entity exercises the powers of the Joint-Stock Company's sole executive body*** Status acquisition date: ***3.05.2000*** Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***3.05.2000***	**None**

	15.	*Shakhnovsky, Vasily Savelievich*	*Moscow, Russian Federation*		Reason: ***The person belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***10.04.1998***	**0.0005%**
Information contained in the Affiliated Entities List after the change	16.	***Limited Liability Company "FTT Service"***	*72 Prospekt Mira, Moscow, 129110, Russian Federation,*	*72 Prospekt Mira, Moscow, 129110, Russian Federation,*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *07.05.2003* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *07.05.2003*	**None**
Information contained in the Affiliated Entities List prior to the change		OOO "FTT Service" was not an OAO YUKOS affiliated entity, and the OAO YUKOS Affiliated Entities List contained no data on it. The data on the affiliated entity were added to the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 07.05.2003				
Information contained in the Affiliated Entities List after the change	17.	***Closed Joint-Stock Company "Energy Service Company"***	***28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation***	***28a Bolshevistskaya Street, Saransk, Republic of Mordovia, 430000, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *11.06.2003* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *11.06.2003*	**None**
Information contained in the Affiliated Entities List prior to the change		ZAO "Energy Service Company" was not an OAO YUKOS affiliated entity, and the OAO YUKOS Affiliated Entities List contained no data on it. The data on the affiliated entity were added to the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 11.06.2003				
	18.	***Open Joint-Stock Company "Syzran Oil Refinery "***	***1 Astrakhanskaya Street, Syzran, Samara Oblast, 446009, Russian Federation***	***1 Astrakhanskaya Street, Syzran, Samara Oblast, 446009, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***10.12.1993***	**None**
	19.	***Closed Joint-Stock Company "YUKOS-***	***8 Krymsky val, Moscow, 117049,***	***8 Krymsky val, Moscow, 117049,***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

		Inform"	*Russian Federation*	*Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *5.07.1994* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *5.07.1994*	
	20.	***Limited Liability Company "Yu-Oka"***	***1 Biryuzova Street, Ryazan, 390041, Russian Federation***	***1 Biryuzova Street, Ryazan, 390041, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.07.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***2.07.1996***	**None**
	21.	***YUKOS UK Ltd.***	***Bellhouse,175, Regent Street, London, WIR 7FB***	***Bellhouse,175, Regent Street, London, WIR 7FB***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***30.01.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***30.01.1996***	**None**
	22.	***Open Joint-Stock Company "Angarsknefteprodukt"***	***6 K. Marx Street, Angarsk, Irkutsk Oblast, Russian Federation***	***6 K. Marx Street, Angarsk, Irkutsk Oblast, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	23.	***YUKOS Finance B.V.***	***"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The Netherlands***	***"TMF Nederland B.V." 1 Lokatellikade, Amsterdam 1076AZ, The***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***22.09.1998***	**None**

				Netherlands	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***22.09.1998***	
	24.	***Limited Liability Company " YUKOS – M Trading House"***	***Bldg 3, 14/124 Derbenyovskaya Street, Moscow, 113114, Russian Federation***	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.09.1998***	**None**
	25.	***Limited Liability Company "YUKOS - Petroleum"***	***64 Kaluzhskaya Street, Mosalsk, Kaluga Oblast, 249930, Russian Federation***	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.05.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***27.05.1998***	**None**
	26.	***Closed Joint-Stock Company "YUKOS-TransService"***	***OAO NK NPZ Plant Management District, Novokuibyshevsk, Samara Oblast, 446207, Russian Federation***	***OOO OFFICE Office Building, Novokuibyshevsk, Samara Oblast, 446207, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.09.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***7.09.1998***	**None**
	27.	***Limited Liability Company "Strezhevsky Oil Refinery"***	***23 Burovikov Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation***	***23 Burovikov Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.11.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs***	**None**

					Status acquisition date: *11.11.1999*	
	28.	*Closed Joint-Stock Company "Kuibyshev-Terminal"*	*Groznenskaya Street, Samara, 443000, Russian Federation*	*Groznenskaya Street, Samara, 443000, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	29.	*Closed Joint-Stock Company "Syzran-Terminal"*	*1 Astrakhanskaya Street, Syzran, Samara Oblast, 446009, Russian Federation*	*1 Astrakhanskaya Street, Syzran, Samara Oblast, 446009, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	30.	*Limited Liability Company "Khakas-Terminal"*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	*7 Gagarina Street, Abakan, 662602, Republic of Khakasia, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	31.	*Closed Joint-Stock Company "Novokuibyshevsk-Terminal"*	*1 Odesskaya Street, Novokuibyshevsk, Samara Oblast, 446200, Russian Federation*	*1 Odesskaya Street, Novokuibyshevsk, Samara Oblast, 446200, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	32.	*Open Joint-Stock Company "Angarsk*	*Angarsk, Irkutsk Oblast, Russian*	*Angarsk, Irkutsk Oblast, 665830,*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

		Petrochemical Company "	*Federation*	*Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *2.07.2001* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *12.11.2001*	
	33.	*Closed Joint-Stock Company "Samara- IT"*	*OOO OFFICE Office Building, Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	*OOO OFFICE Office Building, Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *2.03.2000* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *2.03.2000*	None
	34.	*Closed Joint-Stock Company "YUKOS-M"*	*33-3 Kommunisticheskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*33-3 Kommunisticheskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *22.12.2000* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *22.12.2000*	0,00828%
	35.	*Closed Joint-Stock Company "Ordalia 2000"*	*2/6 Kostyakova Street, Moscow, 125422, Russian Federation*	*2/6 Kostyakova Street, Moscow, 125422, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.12.2001* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *29.12.2001*	None
	36.	*Closed Joint-Stock Company "Tambovnefteprodukt"*	*9A Pionerskaya Street, Tambov, Russian Federation*	*9A Pionerskaya Street, Tambov, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.03.1994*	None

					Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***18.03.1994***	
	37.	*Closed Joint-Stock Company "Irkutsknefteprodukt"*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.12.2001* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.12.2001*	**None**
	38.	*Closed Joint-Stock Company "Yu-SVL"*	*1 Furmanova Street, Central District, Krasnodar, Russian Federation*	*1 Furmanova Street, Central District, Krasnodar, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *6.12.2002* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *6.12.2002*	**None**
	39.	*Limited Liability Company "YUKOS Export Trade"*	*Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation*	*Bldg. 4, 6/8 1st Kozhevnichesky pereulok, Moscow, 121069, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *3.07.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *3.07.2000*	**None**
	40.	*Limited Liability Company "YUKOS – Financial and Accounting Center"*	*17a Dubininskaya Street, Moscow, 113152, Russian Federation*	*26 Ulansky pereulok, Moscow, 103045, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *23.10.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs***	**None**

					Status acquisition date: *23.10.2000*	
	41.	*Closed Joint-Stock Company "YUKOS-Communication"*	*4 Udaltsova Street, Moscow, 117415, Russian Federation*	*4 Udaltsova Street, Moscow, 117415, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.06.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***28.06.1994***	None
	42.	*Open Joint-Stock Company "Stavropolnefteprodukt"*	*185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation*	*185 Lermontova Street, Stavropol, Stavropolsky Krai, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***24.11.2000***	None
	43.	*Open Joint-Stock Company "Kuibyshev Oil Refinery"*	*Groznenskaya Street, Samara, 443004, Russian Federation*	*Groznenskaya Street, Samara, 443004, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***10.12.1993***	None
	44.	*Limited Liability Company "Top Master Realty"*	*59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation*	*59 Malaya Tulskaya Street, Moscow, 113152, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.05.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***23.05.2001***	None
	45.	*Open Joint-Stock Company*	*Novokuibyshevsk, 446200, Samara*	*Novokuibyshevsk, 446200, Samara*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	None

		"Novokuibyshevsk Oil Refinery"	*Oblast, Russian Federation*	*Oblast, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.05.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***20.05.1994***	
	46.	***Limited Liability Company "SIBINTEK-Leasing"***	***3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	***3 Tayozhnaya Street, Tura Settlement, Ilimpiisky District, Evenk Atonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.05.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***24.05.2002***	**None**
	47.	***Closed Joint-Stock Company "Ulyanovsknefteprodukt"***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	***91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.04.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.04.1994***	**None**
	48.	***Limited Liability Company "YUKOS CIS INVESTMENT"***	***10/1 Babayana Street, Erevan, 375037, Republic of Armenia***	***10/1 Babayana Street, Erevan, 375037, Republic of Armenia***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***8.02.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***8.02.2002***	**None**
	49.	***Limited Liability Company "Dubininskoye"***	***17a Dubininskaya Street, Moscow, 113154, Russian Federation***	***17a Dubininskaya Street, Moscow, 113154, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital***	**None**

					Status acquisition date: *18.10.1999* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***18.10.1999***	
	50.	***Closed Joint-Stock Company "Bryansknefteprodukt"***	***48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation***	***48 S. PerovskoyStreet, Bryansk, 241011, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.10.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***25.10.1993***	**None**
	51.	***Limited Liability Company "Service Center"***	***1 Odesskaya Street, Novokuibyshevsk, Samara Oblast, 446200, Russian Federation***	***1 Odesskaya Street, Novokuibyshevsk, Samara Oblast, 446200, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.12.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***16.12.2002***	**None**
	52.	***Closed Joint-Stock Company "Lipetsknefteprodukt"***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.09.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***24.09.1993***	**None**
	53.	***Closed Joint-Stock Company "Penzanefteprodukt"***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.1994*** Reason: ***The entity belongs to the group of entities, to***	**None**

					which the Joint-Stock Company belongs Status acquisition date: *2.03.1994*	
	54.	*Open Joint-Stock Company "Angarsk Polymer Plant"*	*Angarsk, Irkutsk Oblast, Russian Federation*	*Angarsk, Irkutsk Oblast, 665830, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***20.02.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***20.02.2003***	**None**
	55.	*Closed Joint-Stock Company "Achinsk-Terminal"*	*Achinsk, Krasnoyarsky Krai, 662114, Russian Federation*	*Achinsk, Krasnoyarsky Krai, 662114, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.03.2000*	**None**
	56.	*Open Joint-Stock Company "Belgorodnefteprodukt"*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	57.	*Closed Joint-Stock Company "Investment Company "YUKOS-Invest"*	*8 Krymsky val, Moscow, 117049, Russian Federation*	*8 Krymsky val, Moscow, 117049, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.04.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***27.04.1995***	**None**
	58.	*Open Joint-Stock*	*4 Kirova Street,*	*4 Kirova Street,*	Reason: ***The Joint-Stock Company is entitled to vote more***	**None**

		Company "Voronezhnefteprodukt"	*Voronezh, 394018, Russian Federation*	*Voronezh, 394018, Russian Federation*	*than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *1.11.1993* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *1.11.1993*	
	59.	*Closed Joint-Stock Company "Oryolnefteprodukt"*	*40 Mayakovskogo Street, Oryol, 302001, Russian Federation*	*40 Mayakovskogo Street, Oryol, 302001, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.02.1994* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *7.02.1994*	None
	60.	*Open Joint-Stock Company "Samaranefteprodukt"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *28.05.1994* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *28.05.1994*	None
	61.	*Closed Joint-Stock Company "Neftegorsk Gas Processing Plant"*	*Gas Processing Plant, Neftegorsk, Samara Oblast, 446250, Russian Federation*	*Gas Processing Plant, Neftegorsk, Samara Oblast, 446250, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.05.1999* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *18.05.1999*	None
	62.	*Closed Joint-Stock Company "Otradniy Gas Processing Plant "*	*Gas Processing Plant, Otradniy, Samara Oblast, 446430, Russian*	*Gas Processing Plant, Otradniy, Samara Oblast, 446430, Russian*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*	None

			Federation	*Federation*	Status acquisition date: *18.05.1999* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***18.05.1999***	
	63.	***Open Joint-Stock Company "Srednevolzhsky Oil Refining Research Institute"***	***Novokuibyshevsk, Samara Oblast, 446200, Russian Federation***	***Main Post Office, Novokuibyshevsk, Samara Oblast, 446200, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	64.	***Open Joint-Stock Company "Buryatnefteprodukt"***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	***1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	65.	***Closed Joint-Stock Company "Rus"***	***22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation***	***22 Politekhnicheskay a Street, Sochi, 354013, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***3.04.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***3.04.2000***	**None**
	66.	***Open Joint-Stock Company "Bratsknefteprodukt"***	***P.O. Box 2754, Bratsk-34, Irkutsk Oblast, 665734, Russian Federation***	***P.O. Box 2754, Bratsk-34, Irkutsk Oblast, 665734, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2001*** Reason: ***The entity belongs to the group of entities, to***	**None**

					which the Joint-Stock Company belongs Status acquisition date: ***29.12.2001***	
	67.	***Open Joint-Stock Company "Samara Oil Processing and Petrochemical Industry Facilities Design Institute"***	***11 Novo-Sadovaya Street, Samara, Samara Oblast, 443002, Russian Federation***	***11 Novo-Sadovaya Street, Samara, Samara Oblast, 443002, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.12.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***10.12.1993***	**None**
	68.	***Limited Liability Company "Penza-Terminal"***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	***104 Neitralnaya Street, Penza, 440013, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	69.	***Limited Liability Company "Tomsk-Terminal"***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	***24 Ushaika River Embankment, Tomsk, 634050, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***9.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***9.06.2000***	**None**
	70.	***Limited Liability Company "East Asia Transit"***	***MTC LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia***	***MTC LLC Building, 5 Stroiteley Square, Ulan-Bator-38, Mongolia***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.07.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***18.07.2002***	**None**
	71.	***Limited Liability Company***	***9A Pionerskaya***	***9A Pionerskaya***	Reason: ***The Joint-Stock Company is entitled to vote more***	**None**

		"Tambov-Terminal"	*Street, Tambov, 392012, Russian Federation*	*Street, Tambov, 392012, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.03.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.03.2000*	
	72.	*Limited Liability Company "Samara-Terminal"*	*1 Neftebaznaya Street, Syzran, Samara Oblast, 446014, Russian Federation*	*1 Neftebaznaya Street, Syzran, Samara Oblast, 446014, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.06.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *9.06.2000*	**None**
	73.	*Closed Joint-Stock Company "Voronezh-Terminal"*	*3 Ilyushina Street, Voronezh, 394002, Russian Federation*	*3 Ilyushina Street, Voronezh, 394002, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *9.06.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *9.06.2000*	**None**
	74.	*Open Joint-Stock Company "Aviation Industry Economy Research Institute"*	*24 Ulansky pereulok, Moscow, 103045, Russian Federation*	*Bldg. 2, 2 Perovsky pr., Moscow, 111024, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.11.2001* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *22.11.2001*	**None**
	75.	*Open Joint-Stock Company "Tomsknefteprodukt" of the Eastern Oil Company*	*Tomsk, Russian Federation*	*30 Pushkina Street, Tomsk, 634003, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital***	**None**

					Status acquisition date: ***9.11.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***9.11.2001***	
	76.	***Closed Joint-Stock Company "Khakasnefteprodukt" of the Eastern Oil Company***	***Abakan, Republic of Khakasia, Russian Federation***	***7 Gagarina Street, Abakan, 662602, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***12.11.2001*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***12.11.2001***	None
	77.	***Open Joint-Stock Company "Khantymansiisk-nefteprodukt"***	***Engels Street, Khanty-Mansiisk, Tyumen Oblast, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	***Engels Street, Khanty-Mansiisk, Tyumen Oblast, Khanty-Mansiisk Autonomous National Area, 626200, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.06.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***23.06.1997***	None
	78.	***Closed Joint-Stock Company "Lipetsk-Terminal M"***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	***102 Gagarina Street, Lipetsk, 398016, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***7.03.2000***	None
	79.	***Limited Liability Company "Yu-Kuban"***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	***253 Pionerskiy prospekt, Anapa, Krasnodarsky Krai, 353410, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.01.1998*** Reason: ***The entity belongs to the group of entities, to***	None

					which the Joint-Stock Company belongs Status acquisition date: ***27.01.1998***	
	80.	***Closed Joint-Stock Company "Television Company "Special Purpose Television""***	***24 Ulansky pereulok, Moscow, 103045, Russian Federation***	***12 Akademika Korolyova Street, Moscow, 127000, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***2.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***2.03.2000***	**None**
Information contained in the Affiliated Entities List after the change	81.	***Limited Liability Company "Zapadno-Malobalykskoye"***	***Zapadno-Malobalykskoye Nefteyugansk District, Khanty-Mansiisk Autonomous National Area (Tyumen Oblast), Russian Federation***	***26 11th Urban District, Nefteyugansk, (Tyumen Oblast), Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.06.2002***	**None**
		One of the reasons for the acquisition by OOO "Zapadno-Malobalykskoye" of OAO YUKOS affiliated entity status in accordance with Russian Federation laws was deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 08.05.2003				
Information contained in the Affiliated Entities List prior to the change	82.	***Limited Liability Company "Zapadno-Malobalykskoye"***	***Zapadno-Malobalykskoye Nefteyugansk District, Khanty-Mansiisk Autonomous National Area (Tyumen Oblast), Russian Federation***	***26 11th Urban District, Nefteyugansk, (Tyumen Oblast), Khanty-Mansiisk Autonomous National Area, 628309, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.06.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***24.06.2002***	**None**
	83.	***Closed Joint-Stock Company "Fazan"***	***26/1 Sofiiskaya Embankment, Moscow, 113816, Russian Federation***	***26/1 Sofiiskaya Embankment, Moscow, 113816, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: 18.07.1996	**None**

	84.	*Open Joint-Stock Company "Angarsk Oil Processing and Petrochemical Industry Facilities Design Institute"*	*Angarsk, Irkutsk Oblast, 665819, Russian Federation*	*58 Tchaikovsky Street, Angarsk, Irkutsk Oblast, 665819, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***11.02.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***11.02.2002***	**None**
	85.	*Limited Liability Company "YUKSAR"*	*10 Muzrukova pr., Sarov, Nizhniy Novgorod Oblast, 607190, Russian Federation*	*10 Muzrukova pr., Sarov, Nizhniy Novgorod Oblast, 607190, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***13.10.1997*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***13.10.1997***	**None**
	86.	*Limited Liability Company "Siberian Internet Company "*	*Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation*	*Bldg.2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.08.1999***	**None**
	87.	*Open Joint-Stock Company "Achinsk Oil Refinery of the Eastern Oil Company"*	*Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation*	*Achinsk-14 Krasnoyarsky Krai, 662164, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.10.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***30.08.2001***	**None**
	88.	*Closed Joint-Stock Company "Bryansk-Terminal M"*	*63 Rechnaya Street, Bryansk, 241021, Russian Federation*	*63 Rechnaya Street, Bryansk, 241021, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.11.2002*** Reason: ***The entity belongs to the group of entities, to***	**None**

					which the Joint-Stock Company belongs Status acquisition date: *4.11.2002*	
	89.	*Open Joint-Stock Company "Samaranefteprodukt-avtomatika"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	90.	*Open Joint-Stock Company "Voronezhnefteprodukt-avtomatika"*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	91.	*Closed Joint-Stock Company "YUKOS-Geo"*	*13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation*	*13 Mira Street, Khanty-Mansiisk, 626200, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***10.10.1994*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***10.10.1994***	**None**
	92.	*Limited Liability Company "YUKOS-Import"*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	*23 Vavilova Street, Moscow, 117312, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***24.12.1998*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***24.12.1998***	**None**
	93.	*Closed Joint-Stock*	*Mamontovo, Pyt-*	*Industrial Zone,*	Reason: ***The Joint-Stock Company is entitled to vote more***	**None**

		Company "YUKOS-Maiskoye"	*Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	*Mamontovo, Pyt-Yakh, 628384, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	***than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.02.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***15.02.1999***	
	94.	*Closed Joint-Stock Company "YUKOS-Mamontovo"*	*10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	*10a N. Smardakova Street, 2nd Urban District, Pyt-Yakh, 628381, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.02.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***15.02.1999***	None
	95.	*Closed Joint-Stock Company "YUKOS-Pravdinsk"*	*Urban Settlement Poikovsky, Nefteyugansk District, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	*Urban Settlement Poikovsky, Nefteyugansk District, 628311, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***15.02.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***15.02.1999***	None
	96.	*Open Joint-Stock Company "Yuganskneftegaz"*	*Nefteyugansk District, Tyumen Oblast, Russian Federation*	*26 Lenina Street, Nefteyugansk, 628309, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***5.10.1993*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***5.10.1993***	0,00004%

97.	*Limited Liability Company "Accounting Center "*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***31.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***31.03.2003***	**None**
98.	*Limited Liability Company "Nefteavtomatika"*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	*Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***27.03.2003***	**None**
99.	*Limited Liability Company "Control Service"*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***27.03.2003***	**None**
100.	*Limited Liability Company "ServiceEcology"*	*Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	*Industrial Zone, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.02.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***28.02.2000***	**None**
101.	*Limited Liability Company "Kinelsky Storage*	*145 Kuibyshev Street, Samara, 443010,*	*32a Komsomolskaya*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

		Facility"	*Russian Federation*	*Street, Pokhvistnevo, Samara Oblast, 446470, Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.04.2000* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *7.04.2000*	
	102.	*Limited Liability Company "Zhigulyovsky Storage Facility"*	*145 Kuibyshev Street, Samara, Russian Federation*	*6 Pobedy Street, Zhigulyovsk, Samara Oblast, 446350, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.04.2000* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *7.04.2000*	None
	103.	*Limited Liability Company "Pervomaisky Storage Facility"*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*34 Pervomaiskaya Street, Otradniy, Samara Oblast, 446430, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.04.2000* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *7.04.2000*	None
	104.	*Limited Liability Company "Sergievsky Storage Facility"*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*9 Pobedy Street, Sukhodol Settlement, Sergievskiy District, Samara Oblast, 446552 , Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.04.2000* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *7.04.2000*	None
	105.	*Limited Liability Company "Bogatovsky Storage Facility"*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	*145 Kuibyshev Street, Samara, 443010, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.04.2000*	None

					Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.04.2000*	
	106.	***Limited Liability Company "Grekovsky Storage Facility"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***4 Lenina Street, Neftegorsk, Samara Oblast, 446250, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *7.04.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.04.2000*	**None**
	107.	***Limited Liability Company "Samara Engineering Center"***	***145-734 Kuibyshev Street, Samara, Russian Federation***	***145-734 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *26.03.2003*	**None**
	108.	***Limited Liability Company "Outsourcing"***	***23 Burovikov Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation***	***24 Kommunalnaya Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *22.05.2000* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *22.05.2000*	**None**
	109.	***Closed Joint-Stock Company "YUKOS-Priobye"***	***Industrial Zone, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation***	***Industrial Zone, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *28.10.1998* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs***	**None**

				Federation	Status acquisition date: ***28.10.1998***	
	110.	***Open Joint-Stock Company "Samaraneftegaz"***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	***145 Kuibyshev Street, Samara, 443010, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***16.11.1995***	**None**
	111.	***Open Joint-Stock Company "Arctic Gas Company"***	***6 Industrialnaya Street, Novy Urengoy, Yamalo-Nenetsky Autonomous National Area, 629300, Russian Federation***	***Bldg. 3, 25-27 Savvinskaya Embankment, Moscow, 119435, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***28.03.2002*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***28.03.2002***	**None**
	112.	***Limited Liability Company "Shatsky Val"***	***Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation***	***Bldg. 5, 27-29 Dubininskaya Street, Moscow, 115054, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***4.02.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***4.02.2003***	**None**
	113.	***Closed Joint-Stock Company "Neftepromstroiservice"***	***30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, Russian Federation***	***30 50 Let Oktyabrya Street, Tura Settlement, Evenk Autonomous National Area, Krasnoyarsky Krai, 648000, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***25.02.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***25.02.2003***	**None**

114.	*Limited Liability Company "Nefteyugansk Petroleum Research and Design Institute"*	*51 7th Urban District, Nefteyugansk, Tyumen Oblast, Russian Federation*	*Industrial Zone, Nefteyugansk, Tyumen Oblast, 628300, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *24.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *24.03.2003*	**None**
115.	*Closed Joint-Stock Company "YUKOS-Service"*	*8 Krymsky val, Moscow, 117049, Russian Federation*	*8 Krymsky val, Moscow, 117049, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.10.1993* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *25.10.1993*	**None**
116.	*Closed Joint-Stock Company "Singapaipromservice"*	*1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*1 Kiyevskaya Street, Nefteyugansk, 628300, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *21.07.1997* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *7.06.2000*	**None**
117.	*Limited Liability Company "Accounting and Reporting"*	*23 1st Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Russian Federation*	*23 1st Urban District, Nefteyugansk, 628309, Khanty-Mansiisk Autonomous National Area, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *25.03.2003* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *25.03.2003*	**None**
118.	*Limited Liability Company "Neftekhimservice"*	*Industrial Zone, Nefteyugansk,*	*Industrial Zone-2, Nefteyugansk,*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

			Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, Russian Federation	*628300, Russian Federation*	*investments) making up the entity's charter (reserve) capital* Status acquisition date: *25.03.2003* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *25.03.2003*	
	119.	*Open Joint-Stock Company "Eastern Oil Company"*	*24 Ushaika River Embankment, Tomsk, Russian Federation*	*24 Ushaika River Embankment, Tomsk, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *2.07.1999* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *5.07.1999*	None
	120.	*Open Joint-Stock Company "European Siberian Financial and Industrial Group"*	*35 Myasnitskaya Street, Moscow, 101959, Russian Federation*	*35 Myasnitskaya Street, Moscow, 101959, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *19.04.1997* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *19.04.1997*	None
	121.	*Limited Liability Company "Samara Oil Production Research and Design Institute"*	*11 Novo-Sadovaya Street, Samara, 443002, Russian Federation*	*52 Michurina Street, Samara, 443096, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *4.04.2000* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *4.04.2000*	None
	122.	*Closed Joint-Stock Company "Inzerneft"*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	*99 Moskovskaya Street, Saratov, 410071, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.07.1998*	None

					Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.07.1998***	
	123.	***Open Joint-Stock Company "East Siberian Oil and Gas Company"***	***5 Zagorodnoye shosse, Moscow, 113152, Russian Federation***	***10 Gagarina Street, Baikit Settlement, 648361, Evenk Autonomous National Area, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.12.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
	124.	***Closed Joint-Stock Company "Manoil"***	***26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, 628300, Russian Federation***	***26 11th Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, Tyumen Oblast, 628300, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***6.06.1996*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***6.06.1996***	**None**
	125.	***Open Joint-Stock Company "Tomskneft" of the Eastern Oil Company***	***23 Burovikov Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation***	***23 Burovikov Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***21.12.1999*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***21.12.1999***	**None**
	126.	***Limited Liability Company "YUKSib"***	***7A Taube Street, Omsk 99, 644099, Russian Federation***	***7A Taube Street, Omsk 99, 644099, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***29.09.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs***	**None**

					Status acquisition date: *29.09.1995*	
	127.	*Closed Joint-Stock Company "Urengoil Inc."*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Oblast, Russian Federation*	*53 Geologov Street, Urengoy Settlement, Purovsky District, Yamalo-Nenetsky Autonomous National Area, Tyumen Oblast, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *27.12.2002* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *27.12.2002*	None
	128.	*Open Joint-Stock Company "Samaraneftekhimavtomatika"*	*52 Michurina Street, Samara, Russian Federation*	*52 Michurina Street, Samara, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***16.11.1995*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***16.11.1995***	None
	129.	*Limited Liability Company "MNU"*	*Transportnaya Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	*Transportnaya Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.03.2003*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***26.03.2003***	None
Information contained in the Affiliated Entities List after the change	**130.**	ZAO "Livny-Terminal" is not an OAO YUKOS Affiliated entity, and the OAO YUKOS Affiliated Entities List contains no data on it. The data on th affiliated entity were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 07.05.2003				

Information contained in the Affiliated Entities List prior to the change		***Closed Joint-Stock Company "Livny-Terminal"***	***194 Frunze Street, Livny, Oryol Oblast, 303800, Russian Federation***	***194 Frunze Street, Livny, Oryol Oblast, 303800, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
Information contained in the Affiliated Entities List after the change	131.	OOO "Beloyarsk-Terminal M" is not an OAO YUKOS Affiliated entity, and the OAO YUKOS Affiliated Entities List contains no data on it. The data on the affiliated entity were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 08.05.2003				
Information contained in the Affiliated Entities List prior to the change		***Limited Liability Company "Beloyarsk-Terminal M"***	***1 Neftyanaya Street, Tomsk, 634034, Russian Federation***	***1 Neftyanaya Street, Tomsk, 634034, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***26.06.2000***	**None**
Information contained in the Affiliated Entities List after the change	132.	ZAO "Tsna-Terminal M" is not an OAO YUKOS Affiliated entity, and the OAO YUKOS Affiliated Entities List contains no data on it. The data on the affiliated entity were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 18.06.2003				
Information contained in the Affiliated Entities List prior to the change		***Closed Joint-Stock Company "Tsna-Terminal M"***	***9A Pionerskaya Street, Tambov, 392036, Russian Federation***	***9A Pionerskaya Street, Tambov, 392036, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***26.06.2000***	**None**
Information contained in the Affiliated Entities List after the change	133.	ZAO "Anna-Terminal M" is not an OAO YUKOS Affiliated entity, and the OAO YUKOS Affiliated Entities List contains no data on it. The data on the affiliated entity were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 20.05.2003				

Information contained in the Affiliated Entities List prior to the change		*Closed Joint-Stock Company "Anna-Terminal M"*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	*4 Kirova Street, Voronezh, 394018, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***26.06.2000***	None
Information contained in the Affiliated Entities List after the change	134.	ZAO "Kryazh-Terminal" is not an OAO YUKOS Affiliated entity, and the OAO YUKOS Affiliated Entities List contains no data on it. The data on the affiliated entity were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.05.2003				
Information contained in the Affiliated Entities List prior to the change		*Closed Joint-Stock Company "Kryazh-Terminal"*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	*72 Galaktionovskaya Street, Samara, 443010, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***7.03.2000***	None
Information contained in the Affiliated Entities List after the change	135.	OOO "Togliatti-Terminal M" is not an OAO YUKOS Affiliated entity, and the OAO YUKOS Affiliated Entities List contains no data on it. The data on the affiliated entity were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 26.05.2003				
Information contained in the Affiliated Entities List prior to the change		*Limited Liability Company "Togliatti-Terminal M"*	*49 Nikonova Street, Togliatti, Samara Oblast, 445015, Russian Federation*	*49 Nikonova Street, Togliatti, Samara Oblast, 445015, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***26.06.2000***	None
Information contained in the Affiliated Entities List after the change	136.	OOO "Cherdakly-Terminal" is not an OAO YUKOS Affiliated entity, and the OAO YUKOS Affiliated Entities List contains no data on it. The data on the affiliated entity were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 27.05.2003				

Information contained in the Affiliated Entities List prior to the change		***Limited Liability Company "Cherdakly-Terminal"***	***36 Stantsionnaya Street, Cherdakly Settlement, Ulyanovsk Oblast, 433400, Russian Federation***	***36 Stantsionnaya Street, Cherdakly Settlement, Ulyanovsk Oblast, 433400, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***26.06.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***26.06.2000***	**None**
Information contained in the Affiliated Entities List after the change	137.	ZAO "Liski-Terminal" is not an OAO YUKOS Affiliated entity, and the OAO YUKOS Affiliated Entities List contains no data on it. The data on the affiliated entity were deleted from the Affiliated Entities List. The appropriate change was made to the Affiliated Entities List on 29.05.2003				
Information contained in the Affiliated Entities List prior to the change		***Closed Joint-Stock Company "Liski-Terminal"***	***2 40 Let Oktyabrya Street, Liski, Voronezh Oblast, 396440, Russian Federation***	***2 40 Let Oktyabrya Street, Liski, Voronezh Oblast, 396440, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***7.03.2000*** Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***7.03.2000***	**None**
	138.	***Kuban power industry and electrification open Joint-Stock Company "Kubanenergo"***	***2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation***	***2 Stavropolskaya Street, Krasnodar, Krasnodarsky Krai, 350033, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***23.04.2002***	**None**
	139.	***Power industry and electrification open Joint-Stock Company "Tomskenergo"***	***36 Kirova pr., Tomsk, 634041, Russian Federation***	***36 Kirova pr., Tomsk, 634041, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***30.04.2002***	**None**
	140.	***Tambov power industry and electrification open Joint-Stock Company "Tambovenergo"***	***23 Morshanskoye shosse, Tambov, 392680, Russian Federation***	***23 Morshanskoye shosse, Tambov, 392680, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***18.09.2002***	**None**
	141.	***Open Joint-Stock Company***	***42 Kommunisticheskaya***	***42 Kommunistichesk***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests,***	**None**

		"Belgorodenergo"	*Street, Belgorod, Russian Federation*	*aya Street, Belgorod, 308870, Russian Federation*	***investments) making up the entity's charter (reserve) capital*** Status acquisition date: ***27.12.2001***	
	142.	*Hulley Enterprises Limited*	*Corner Themistokli Dervi street, 6th floor, Nicosia, Cyprus*	*88 Village of Zhukovka, Odintsovo District, Moscow Oblast, 143082, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***12.05.2002***	**No data available to OAO YUKOS as of 30.06.2003**
	143.	*VNC Erdol Handels GmbH*	*Austria, 1010, Wein, Freyung 3*	*Austria, 1010, Wein, Freyung 3*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***3.02.1997***	**None**
	144.	*Joint-Stock Company "Mazeikiu Nafta"*	*Mazeikiu District, 5500,Juodeikiai, Lithuania*	*Mazeikiu District, 5500,Juodeikiai, Lithuania*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***19.09.2002***	**None**
	145.	*Closed Joint-Stock Company "ROSSKAT"*	*1 Zelyonaya Street, Neftegorsk, Samara Oblast, 446250, Russian Federation*	*1 Zelyonaya Street, Neftegorsk, Samara Oblast, 446250, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***25.06.2002***	**None**
	146.	*Closed Joint-Stock Company "Biryusa-Angarsknefteprodukt"*	*1 Sibirskaya Street, Taishet, Irkutsk Oblast, 665013, Russian Federation*	*1 Sibirskaya Street, Taishet, Irkutsk Oblast, 665013, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
	147.	*Closed Joint-Stock Company "Vasyugan"*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	148.	*Closed Joint-Stock Company "Vakh"*	*4 Mira Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	*4 Mira Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	149.	*Closed Joint-Stock*	*18 Senyavina Street,*	*18 Senyavina*	Reason: ***The entity belongs to the group of entities, to***	**None**

		Company "East-Angarsknefteprodukt"	*Nakhodka, 692900, Russian Federation*	*Street, Nakhodka, 692900, Russian Federation*	*which the Joint-Stock Company belongs* Status acquisition date: *29.12.2001*	
	150.	*Closed Joint-Stock Company "Vostsibneftegaz-Service"*	*6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation*	*6 2nd Spasonalivkovskiy pereulok, Moscow, 117909, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
	151.	*Closed Joint-Stock Company "Igol"*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	*24 Kommunalnaya Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	152.	*Closed Joint-Stock Company "Krasnoyarskgeofizika"*	*24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation*	*24 v, Partizana Zheleznyaka Street, Krasnoyarsk, 660022, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2000***	**None**
	153.	*Closed Joint-Stock Company "Luginetskoye"*	*Town of Kedroviy, Russian Federation*	*Town of Kedroviy, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	154.	*Closed Joint-Stock Company "Strezhevoy"*	*4 Mira Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	*4 Mira Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.06.1999***	**None**
	155.	*Closed Joint-Stock Company "Tomsk-Petroleum und Gas"*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	*27 Sakko Street, Tomsk, 634009, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***1.02.1996***	**None**
	156.	*Closed Joint-Stock Company "YUKOS Refining and Marketing"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*31a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***28.04.2000***	**None**
	157.	*Closed Joint-Stock Company "YUKOS Exploration and*	*17a Dubininskaya Street, Moscow, 115054, Russian*	*31a Dubininskaya Street, Moscow, 115054, Russian*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***28.04.2000***	**None**

		Production"	*Federation*	*Federation*		
	158.	*Closed Joint-Stock Company "YUKOS-Petroleum"*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	*17a Dubininskaya Street, Moscow, 115054, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***3.12.2001***	None
	159.	*Closed Joint-Stock Company «Neftyanik-Service»*	*Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	*Industrial Zone, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***21.08.1999***	None
	160.	*Limited Liability Company "Novokuibyshevsk Catalyst Plant"*	*Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	*Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***1.12.2000***	None
	161.	*Limited Liability Company "Rosflex"*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	*p. 113th km, P.O. 33, Samara, 443033, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***7.10.1998***	None
	162.	*Limited Liability Company "Segma"*	*145 Kuibysheva Street, Samara, 443010, Russian Federation*	*Flat 301, 24 Ulansky pereulok, Moscow, 103045, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***31.12.1998***	None
	163.	*Limited Liability Company "Vehicle Refueling Complex - Angarsknefteprodukt"*	*6 95th Block, Angarsk, Irkutsk Oblast, 665808, Russian Federation*	*Angara Store Offices, 6 95th Block, Angarsk, Irkutsk Oblast, 665808, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2001***	None
	164.	*Limited Liability Company "Alta-Trade"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	*4 Lenina Street, Saransk, Republic of Mordovia, 430002, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***23.08.2001***	None
	165.	*Limited Liability Company "Recreation Base "Enkhaluk""*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***7.08.2002***	None

166.	*Limited Liability Company "Buryat-Terminal"*	*1 Zaovrazhnaya Street, Ulan-Ude, Russian Federation*	*1 Zaovrazhnaya Street, Ulan-Ude, 670004, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***15.09.2002***	**None**
167.	*Limited Liability Company "Voronezh Trans-Service"*	*134 Dimitrova Street, Voronezh, 394002, Russian Federation*	*134 Dimitrova Street, Voronezh, 394002, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***28.06.1999***	**None**
168.	*Limited Liability Company "Hotel Complex "Cedar""*	*Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	*Hotel Cedar, Mira Street, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***6.02.2001***	**None**
169.	*Limited Liability Company "Irkutsk-Terminal"*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	*5 Oktyabrskoy Revolutsiyi Street, Irkutsk, 664007, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***2.10.2002***	**None**
170.	*Limited Liability Company "Ishtulov Rashid and Company "*	*Bratsk-34, 665734, Russian Federation*	*P.O. Box 2754, Bratsk-34, 665734, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
171.	*Limited Liability Company "KAG – ECO – OIL"*	*P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Oblast, 446250, Russian Federation*	*P.O. Box 18, 35 Promyshlennosty Street, Neftegorsk, Samara Oblast, 446250, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***26.01.1999***	**None**
172.	*Limited Liability Company "Kras Angarsknefteprodukt"*	*Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation*	*Room 2-17, 117 Uritskogo Street, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***29.12.2001***	**None**
173.	*Limited Liability Company "Sectional Computer Center"*	*Novokuibyshevsk, Samara Oblast, Russian Federation*	*Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***1.12.2000***	**None**
174.	*Limited Liability Company*	*52 Kaluzhskaya*	*42 Lenina Street,*	Reason: ***The entity belongs to the group of entities, to***	**None**

		"Nefteinvest"	*Street, Mosalsk, Kaluga Oblast, 249930, Russian Federation*	*Mosalsk, Kaluga Oblast, 249930, Russian Federation*	*which the Joint-Stock Company belongs* Status acquisition date: *28.04.2001*	
	175.	*Limited Liability Company "Recreational Sports Center "Ob""*	*23 3rd Urban District, Nefteyugansk, Tyumen Oblast, 628300, Russian Federation*	*23 3rd Urban District, Nefteyugansk, Tyumen Oblast, 628300, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *17.08.1998*	None
	176.	*Limited Liability Company "Office"*	*Novokuibyshevsk, Samara Oblast, Russian Federation*	*Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *19.08.2002*	None
	177.	*Limited Liability Company "Family Vacation Hotel "Lastochka""*	*24 Pionersky prospect, Anapa, Krasnodarsky Krai, 353410, Russian Federation*	*24 Pionersky prospect, Anapa, Krasnodarsky Krai, 353410, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *18.01.1999*	None
	178.	*Limited Liability Company "Pechatnik"*	*406/1 4th Urban District, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	*406/1 4th Urban District, Strezhevoy, Tomsk Oblast, 636762, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *1.10.1998*	None
	179.	*Limited Liability Company "Prim Synthesis"*	*21st km Volokolamskoye Shosse, Krasnogorsk, Moscow Oblast, 143400, Russian Federation*	*Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *15.05.2002*	None
	180.	*Limited Liability Company "Ratmir"*	*35 Sovetskaya Street, Saransk, Republic of Mordovia, 430002,*	*35 Sovetskaya Street, Saransk, Republic of*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *23.08.2001*	None

			Russian Federation	*Mordovia, 430002, Russian Federation*		
	181.	*Limited Liability Company "Mechanical Repair Works"*	*2 Odesskaya Street, Novokuibyshevsk, Samara Oblast, 446200, Russian Federation*	*2 Odesskaya Street, Novokuibyshevsk, Samara Oblast, 446200, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***1.12.2000***	**None**
	182.	*Limited Liability Company "Rostov-Terminal"*	*27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation*	*27 Krasnoarmeiskaya Street, Rostov-on-Don, 344007, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***28.11.2001***	**None**
	183.	*Limited Liability Company "Health and Recreational Complex "Zdorovye"*	*Novokuibyshevsk, Russian Federation*	*P.O. Box 87, Novokuibyshevsk, 446200, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***1.10.1998***	**None**
	184.	*Limited Liability Company "Achinsk Oil Refiners' Sports Complex"*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	*14 Druzhby Narodov Street, Achinsk, Krasnoyarsky Krai, 662155, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***30.08.2001***	**None**
	185.	*Limited Liability Company "Stavropol-Terminal"*	*185 Lermontova Street, Stavropol, 355000, Russian Federation*	*185 Lermontova Street, Stavropol, 355000, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***19.09.2002***	**None**
	186.	*Limited Liability Company "Television and Radio Company "Intelcom""*	*34 2nd Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation*	*34 2nd Urban District, Nefteyugansk, Khanty-Mansiisk Autonomous National Area, 628300, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***1.12.1996***	**None**
	187.	*Limited Liability Company*	*Bldg. 2, 61 Prospekt*	*Room 8, Moscow*	Reason: ***The entity belongs to the group of entities, to***	**None**

		"Tonus"	*Marshala Zhukova, Moscow, 123448, Russian Federation*	*Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	*which the Joint-Stock Company belongs* Status acquisition date: *27.05.2002*	
	188.	*Limited Liability Company ""Kopeika" Trading House"*	*5 Konenkova Street, Moscow, 127560, Russian Federation*	*28 Petrovsko-Razumovsky proezd, Moscow, 127287, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *24.05.2002*	None
	189.	*Limited Liability Company Transnefteprodukt"*	*82a K. Zaslonova Street, Belgorod, 308000, Russian Federation*	*82a K. Zaslonova Street, Belgorod, 308000, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *12.05.1999*	None
	190.	*Limited Liability Company "Firm "Lida""*	*Domain 2a, Aivazovskogo Street, Moscow, Russian Federation*	*Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *15.05.2002*	None
	191.	*Limited Liability Company "Firm VAO R Prim"*	*12-7 Beryozovaya Alley, Moscow, 127273, Russian Federation*	*Room 8, Moscow Research Institute of Social Development, 16/4 Malaya Lubyanka Street, Moscow, 101000, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *28.05.2002*	None
	192.	*Limited Liability Company "Private Security Agency "Kron""*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *20.10.1998*	None

				Federation		
	193.	***Limited Liability Company "South-Minioil"***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***14.12.2001***	**None**
	194.	***Limited Liability Company "South-Minioil-Labinsk"***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***5.12.2001***	**None**
	195.	***Limited Liability Company "South-Terminal"***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	***47-a, Fedoseyeva Street, Tikhoretsk, Krasnodarsky Krai, 352120, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***14.12.2001***	**None**
	196.	***Limited Liability Company "Yugansk Property Complex Service"***	***49, 7th Urban District, Nefteyugansk, Tyumen Oblast, 628300, Russian Federation***	***49, 7th Urban District, Nefteyugansk, Tyumen Oblast, 628300, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***23.10.1998***	**None**
	197.	***Limited Liability Company "YUKOS-Baltic"***	***20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation***	***20 Tchaikovskogo Street, Saint Petersburg, 191123, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***6.03.2002***	**None**
	198.	***Limited Liability Company "YUKOS-Ladoga"***	***Village of Domozhirovo, Lodeinopolsky District, Leningrad Oblast, Russian Federation***	***Village of Domozhirovo, Lodeinopolsky District, Leningrad Oblast, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: ***11.03.2002***	**None**
	199.	***Limited Liability Company "Vesta Hotel"***	***1-b Pobedy pr., Novokuibyshevsk,***	***1-b Pobedy pr., Novokuibyshevsk,***	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs***	**None**

			Samara Oblast, Russian Federation	*Samara Oblast, 446206, Russian Federation*	Status acquisition date: *31.08.1998*	
	200.	*Limited Liability Company "Novokuibyshevsk Oil Lubricants and Additives Plant"*	*Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	*Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *22.05.1998*	None
	201.	*Limited Liability Company "Service Center"*	*Novokuibyshevsk, Samara Oblast, Russian Federation*	*Novokuibyshevsk, Samara Oblast, 446207, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *31.08.1998*	None
	202.	*Limited Liability Company "Business Club "Rus""*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	*22 Politekhnicheskaya Street, Sochi, 354013, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *10.10.2001*	None
	203.	*Limited Liability Company agricultural enterprise "Agro-Industrial Complex"*	*Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation*	*Achinsk 14, Krasnoyarsky Krai, 662164, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *30.08.2001*	None
	204.	*Limited Liability Company "Stroinefteprodukt"*	*82 K. Zaslonova Street, Belgorod, Russian Federation*	*82 K. Zaslonova Street, Belgorod, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *10.11.2000*	None
	205.	*Open Joint-Stock Company "Angarsk Catalyst and Organic Synthesis Plant"*	*Angarsk, Irkutsk Oblast, Russian Federation*	*Angarsk, Irkutsk Oblast, 665830, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *12.11.2001*	None
	206.	*Open Joint-Stock Company "Angarsk Mechanical Repair Works"*	*Angarsk, Irkutsk Oblast, Russian Federation*	*Angarsk, Irkutsk Oblast, 665830, Russian Federation*	Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *12.11.2001*	None

	207.	*Open Joint-Stock Company "Angarskneftekhimremstroi"*	*Angarsk, Irkutsk Oblast, Russian Federation*	*Angarsk, Irkutsk Oblast, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *12.11.2001*	**None**
	208.	*Open Joint-Stock Company "Angarsk Power System Management"*	*Angarsk, Irkutsk Oblast, Russian Federation*	*Angarsk, Irkutsk Oblast, 665830, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *12.11.2001*	**None**
	209.	*Open Joint-Stock Company "Yeniseineftegaz"*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	*36 Mira prospekt, Krasnoyarsk, 660049, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *29.12.2000*	**None**
	210.	*Open Joint-Stock Company "Research and Production Firm "Geofit""*	*6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation*	*6 Kolarovskiy trakt, Tomsk, 634050, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *28.02.1996*	**None**
	211.	*Open Joint-Stock Company "Tomskgaz"*	*73 Bolshaya Podgornaya Street, Tomsk, 634009*	*73 Bolshaya Podgornaya Street, Tomsk, 634009*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *2.07.1999*	**None**
	212.	*Open Joint-Stock Company "Tomsk Oil and Gas Research and Design Institute of the Eastern Oil Company"*	*Tomsk, Russian Federation*	*24 Ushaika River Embankment, Tomsk, 634050, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *5.07.1999*	**None**
	213.	*Open Joint-Stock Company "AZS-Service"*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	*10 Eltonskaya Street, Samara, 443065, Russian Federation*	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *5.10.1996*	**None**
	214.	*Limited Liability Company "Siberian Internet Company"*	*Bldg. 2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation*	*Bldg. 2, 22 Ulansky pereulok, Moscow, 103045, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *26.08.1999*	**None**
	215.	*Closed Joint-Stock Company "Rosneftetrans"*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	*41 Kiyevskaya Street, Nefteyugansk, 628300, Russian Federation*	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *21.08.1997*	**None**

	216.	*Closed Joint-Stock Company ""YUKOS-Avia" Air Company"*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Oblast, 628300, Russian Federation*	*7-169 Pribrezhniy pr., Nefteyugansk, Tyumen Oblast, 628300, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.08.1996*	None
	217.	*Closed Joint-Stock Company "Fuel and Energy Complex Informational Cooperation Center"*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	*Bldg. 1, 3 Plotnikov pereulok, Moscow, 121002, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *4.03.1994*	None
	218.	*Closed Joint-Stock Company "Business and Security Magazine"*	*12-1 Planernaya Street, Moscow, 123481, Russian Federation*	*12-1 Planernaya Street, Moscow, 123481, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *5.03.1996*	None
	219.	*Open Joint-Stock Company "Neftemarket"*	*Chita-40, 672040, Russian Federation*	*Chita-40, 672040, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *29.12.2001*	None
	220.	*Closed Joint-Stock Company "Fuel and Refueling Complex"*	*International Airport Sheremetyevo, Moscow, 103340, Russian Federation*	*International Airport Sheremetyevo, Moscow, 103340, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *18.07.1994*	None
	221.	*Limited Liability Company "Ulyanovsk-Terminal"*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	*91 L. Tolstoy Street, Ulyanovsk, 432601, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital* Status acquisition date: *7.03.2000* Reason: *The entity belongs to the group of entities, to which the Joint-Stock Company belongs* Status acquisition date: *7.03.2000*	None
	222.	*Closed Joint-Stock Company "Belgorod-Terminal"*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	*16 Pobedy Street, Belgorod, 308000, Russian Federation*	Reason: *The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*	None

					Status acquisition date: *5.11.2002* Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *5.11.2002*	
	223.	***Closed Joint-Stock Company "EKZA"***	***5A Artsybushevskaya Street, Samara, 443041, Russian Federation***	***5A Artsybushevskaya Street, Samara, 443041, Russian Federation***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *1.12.1997*	**None**
	224.	***Closed Joint-Stock Company "Prioksky-Terminal"***	***66 Komsomolskaya Street, Oryol, 302026, Russian Federation***	***66 Komsomolskaya Street, Oryol, 302026, Russian Federation***	Reason: ***The entity belongs to the group of entities, to which the Joint-Stock Company belongs*** Status acquisition date: *4.11.2002*	**None**
	225.	***Closed Joint-Stock Company "Lyubel-Oil"***	***Novopolotsk, 211440, Belorussia***	***Novopolotsk, 211440, Belorussia***	Reason: ***The Joint-Stock Company is entitled to vote more than 20% of the total number of shares (interests, investments) making up the entity's charter (reserve) capital*** Status acquisition date: *5.07.1996*	**None**